Filed Pursuant to Rule 253(g)(2)

File No. 024-12581

Offering Circular dated September 24, 2025

Musicow US Vol. 1 LLC

Best Efforts Offering of Up to $75 Million of Royalty Shares

Musicow US Vol. 1 LLC (“we,” “us,” “our,” or the “Company”) is a newly organized Delaware registered series limited liability company that has been formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams (“Income Interests”) related to or derived from master recordings and musical compositions (the “Music Assets” and each a “Music Asset”) pursuant to certain Asset Purchase Agreements (including, without limitation, the schedules, exhibits and amendments thereto) described in this Preliminary Offering Circular (the “Offering Circular”) (each, a “Purchase Agreement,” collectively, the “Purchase Agreements,” and the rights under the Purchase Agreements, the “Royalty Rights”). The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right (the “Royalty Shares”) to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table, to investors in a best-efforts series offering of securities pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). We may collectively refer to the offerings of Royalty Shares in this Offering Circular as the “Offerings” and each, individually, as an “Offering.” The offering price per Royalty Share for each series of Royalty Shares offered hereby is set forth in the table presented on the Cover Page of this Offering Circular and as further described in the Royalty Shares Offering Table. The price per Royalty Share was determined by the Company’s manager, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing Royalty Shares.

Musicow IP US, LLC, a Delaware limited liability company (“Musicow IP”), which is a wholly owned subsidiary of Musicow US Inc., a Delaware corporation (“Musicow US”), will enter into one or more Purchase Agreements with Income Interest owners (“Income Interest Owners”) to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Asset. The Company will enter into a Royalty Sharing Agreement, and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s manager Musicow Asset US, LLC (the “Manager”), pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, “Royalty Share Payments”). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets. The ownership of each series of the Company consists of membership interests, which are separate and apart from the Royalty Shares. The membership interests will be in the form of one Class A Unit of each series, which will be issued to the Company’s Manager. In the future, the Company may elect to create an additional class of membership interests in any series, however the Company presently does not have any intention to do so.

After qualification of this Offering Statement, the Company plans to add additional series of Royalty Shares by filing one or more post-qualification amendments to the Offering Statement.

Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, has effective control of the Company. For additional information please see “Risk Factors-”Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, has control of the Company” on page 43. The Company is managed by its Manager and sole member, Musicow Asset US, LLC, a Delaware limited liability company. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering. The Manager will receive an administrative fee for the Manager’s support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Sharing Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering. “Fair Market Value” is defined in the Royalty Sharing Agreement as an amount set by the Manager after a valuation that is accepted by Musicow IP. Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series Offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. See “Royalty Sharing Agreement” on page 47 for additional information.

Our series Offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of Royalty Shares of a series may happen sporadically over the term of the Offering. The Company has engaged North Capital Private Securities Corporation, a Delaware corporation as an escrow facilitator (the “Escrow Facilitator”) which will facilitate the escrow with a bank that will act as the escrow agent (the “Escrow Agent”) to hold funds tendered by investors in an escrow account (the “Escrow Account”). The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. After an investor executes a subscription agreement, those funds will not be revocable. We reserve the right to reject any investor’s subscription in whole or in part for any reason. The offering period for any series will not exceed 24 months from the qualification date of the offering statement that includes such series. We reserve the right to terminate a series offering for any reason at any time prior to the final closing of such series Offering. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest. The maximum investment amount per investor in any series is 25 percent of the total offering amount in respect of such series. The minimum investment amount per investor in any series is one (1) Royalty Share. We reserve the right to reject any subscription or waive or decrease the maximum purchase restriction in our sole and absolute discretion on a case-by-case basis. Accordingly, investors should not assume that the stated maximum investment restriction will be applied uniformly to all investors. No securities are being offered by existing security holders. Each series Offering is being conducted pursuant to Regulation A under Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. The applicable series Offering will terminate at the earlier of the date at which the Maximum Offering Amount (as set forth on page 16 of this Offering Circular) has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, the Company will file a post-qualification amendment to include the Company’s most recent financial statements. This Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part (the “Offering Statement”) may be used for up to three years and 180 days under certain conditions.

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play (collectively, the “Musicow Platform”). The Musicow Platform has been licensed by the Company from North Capital Investment Technology, Inc. (“North Capital Technology”). An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. See “Risk Factors-The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.” on page 37 for additional information.

There is currently no public trading market for the Royalty Shares of any series, there is currently no secondary trading of Royalty Shares of any series on an alternative trading system, and an active market for the Royalty Shares may not develop or be sustained. We do not intend to list the Royalty Shares of any series for trading on a national securities exchange. However, we intend to act to facilitate the trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series. The Royalty Shares may only be transferred by operation of law or on a trading platform approved by the Company, such as the ATS, or with the prior written consent of the Company.

No sales of Royalty Shares of any series will be made prior to the qualification of the Offering Statement by the SEC or the qualification by the SEC of any post-qualification amendment to the Offering Statement which contains a description of such series. All Royalty Shares will be offered in all jurisdictions at the same price that is set forth in this Offering Circular.

We have not engaged an underwriter for this Offering; instead it is being conducted on a “best efforts” basis through our Manager and its officers and employees on the Musicow Platform, which means our Manager, and its officers and employees will attempt to sell the securities we are offering in this Offering Circular, but there is no guarantee that any minimum amount will be sold by them. This Offering Circular will permit our Manager and its officers and employees to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. The Royalty Shares of each series are to be offered through the Musicow Platform. Neither the Company nor any other affiliated entity involved in the offer and sale of the Royalty Shares of a series is currently a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Royalty Shares of a series. In offering the securities on our behalf, the Manager, its manager, and its officers and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Notwithstanding, the Manager has engaged Rialto Markets LLC (“Rialto”), a Delaware limited liability company and broker-dealer member of FINRA as the broker of record (“Broker of Record”) of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker of record, and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Royalty Shares. We have agreed to pay Rialto a broker of record fee of 1% of gross Offering proceeds. This fee will be paid by our Manager. Please see “Plan of Distribution” beginning on page 45 of the Offering Circular.

Royalty Shares Offered by the Company(1)	Maximum Number of Royalty Shares Offered	Per Royalty Share Price to Public(1)	Per Royalty Share Broker-dealer Discounts and Commissions(2)	Per Royalty Share Proceeds to Us(1)	Maximum Price to Public(1)	Maximum Broker-dealer Discounts and Commissions(2)	Maximum Proceeds to Us(1)
Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming	754	$20.00	$-	$20.00	$15,080.00	$-	$15,080.00
Musicow US Vol. 1 LLC – Series 00003 – Western Feels	2,566	$50.00	$-	$50.00	$128,300.00	$-	$128,300.00

Total					$143,380.00		$143,380.00

(1)

The Company is offering to sell to investors each of the series of Royalty Shares set forth in this table and as further described in the “Royalty Shares Offering Table” beginning on page 4. Please see the “Royalty Shares Offering Table” beginning on page 4 for additional details of each series of Royalty Shares offered hereby, including the number of Royalty Shares offered of each series, the price per Royalty Share of each series and the maximum amount that may be raised by the Offering of each series of Royalty Shares. The price per Royalty Share was determined by the Company’s Manager, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing Royalty Shares.

(2)	The Company has not engaged underwriters in connection with any series offering. Notwithstanding, we have engaged Rialto as the Broker of Record of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker of record and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Royalty Shares. The Company agreed to pay Rialto a broker of record fee of 1% of gross Offering proceeds. This fee will be paid by our Manager and will not come out of the Offering proceeds. See the section entitled “Plan of Distribution” of this Offering Circular for additional information.

To invest in any series Offering you must represent to us that the aggregate purchase price you pay for your investment is not more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. We retain complete discretion to determine that subscribers are “qualified purchasers” (as defined in Regulation A under the Securities Act) in reliance on the information and representations provided to us regarding their financial situation.

An investment in the Royalty Shares of a series is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the information under the heading “Risk Factors” beginning on page 20.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of any offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from the registration requirements of the Securities Act; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

Periodically, we will provide an amendment or supplement to our Offering Circular that may add, update or change information contained herein. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent amendment or supplement to the Offering Circular. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any amendment or supplement to the Offering Circular, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for more details.

Our principal office is located at 345 N Maple Dr. Suite 210, Beverly Hills, CA 90210 and our phone number is (213) 566-2525. Our corporate website address is located at https://www.musicow.io. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this Offering Circular.

This Offering Circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The date of this Offering Circular is September 24, 2025.

We are offering to sell, and seeking offers to buy, the Royalty Shares only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

For investors outside the United States: We have not done anything that would permit this Offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the Offering and the distribution of this Offering Circular.

i

Unless the context otherwise indicates, when used in this Offering Circular, the terms “the Company,” “we,” “us,” “our” and similar terms refer to Musicow US Vol. 1 LLC, a Delaware Series Limited Liability Company. We use a twelve-month fiscal year ending on December 31st. In a twelve-month fiscal year, each quarter includes three months of operations; the first, second, third and fourth quarters end on March 31st, June 30th, September 30th, and December 31st, respectively.

The information contained on, or accessible through, our website at https://www.musicow.io is not part of, and is not incorporated by reference in, this Offering Circular.

THIRD PARTY DATA

Certain data included in this Offering Circular is derived from information provided by third parties that we believe to be reliable. The discussions contained in this Offering Circular relating to such information is taken from third-party sources that the Company believes to be reliable and reasonable, and the Company believes that such factual information is fair and accurate. Certain data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information from such sources. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any material misstatements regarding any market, industry or similar data presented herein, such data was derived from third-party sources and reliance on such data involves risks and uncertainties.

TRADEMARKS AND COPYRIGHTS

We own or have the rights to trade secrets and other proprietary rights that protect our business. This Offering Circular may also contain trademarks, service marks and trade names of other companies that are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this Offering Circular are listed without their ©, ® and ™ symbols. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” and the following:

●	our ability to attract investors to purchase Royalty Shares on the Musicow Platform;

●	difficulties in identifying and sourcing Royalty Rights for Musicow IP to acquire and its ability to attract and maintain relationships with music catalogs, record labels and other parties from whom Musicow IP may purchase Royalty Rights;

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●	our ability to successfully manage or administer the Royalty Shares and the Royalty Rights;

●	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;

●	our business plan and our ability to effectively manage any growth;

●	the demand for investment in music royalties and changes in the music market and industry generally;

●	the value of the Royalty Rights (including, without limitation, any change in demand for such Royalty Rights) in the underlying Music Asset and how this will affect our business;

●	timing of the Royalty Share Payments;

●	anticipated trends, growth rates, and challenges in our business, the music industry, the price and market capitalization of music assets and in the markets in which we operate;

●	our ability to grow our business in response to changing technologies, customer demand, and competitive pressures;

●	the effects of increased competition in our markets and our ability to compete effectively;

●	our expectations concerning relationships with third parties;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally given the highly evolving and uncertain regulatory landscape;

●	general macroeconomic conditions, including interest rates, inflation, economic downturns and industry trends, projected growth, or trend analysis;

●	trends in revenue and operating expenses for us, the Manager and certain third-party vendors, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue;

●	our key business metrics used to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions;

●	other statements regarding our future operations, financial condition, and prospects and business strategies.

●	legislative or regulatory changes impact our business or our assets (including any SEC guidance related to Regulation A or the JOBS Act);

●	our ability to implement effective conflicts of interest policies and procedures among the Royalty Rights related opportunities that may be presented to us;

●	risks associated with breaches of our data security or breaches of data security of our vendors; and

●	changes to U.S. GAAP.

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Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

You should read thoroughly this Offering Circular and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Offering Circular. Other sections of this Offering Circular include additional factors that could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events, or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Offering Circular, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Royalty Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Royalty Shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our Royalty Shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Royalty Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has a net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	had earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and has a reasonable expectation of reaching the same income level in the current year; or

3.	is holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

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If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

ROYALTY SHARES OFFERING TABLE

The table below shows key information related to the offering of each series that is either “Not Yet Open,” “Open,” or “Closed”. When an offering has the status “Not Yet Open” the offering circular that describes the offering has not yet been qualified by the SEC. When an offering has the status “Open,” the offering circular that describes the offering has been qualified by the SEC and Royalty Shares in respect of such offering are available for investment. When an offering has the status “Closed,” the offering has been completed and the Royalty Shares in respect of such offering are no longer available for investment.

Series Name	Royalty Shares Offered	Price per Royalty Share(3)	Maximum Offering Amount(2)(3)	Maximum Royalty Shares	Opening Date	Status
MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All(4)	MUSICOW US VOL. 1 00001	$20.00	$7,640.00	382	6/3/25	Closed
MUSICOW US VOL. 1 LLC – Series 00002 – Should’ve Seen This Coming(5)	MUSICOW US VOL. 1 00002	$20.00	$15,080.00	754	[*/*/25]	Not Yet Open
MUSICOW US VOL. 1 LLC – Series 00003 – Western Feels(6)	MUSICOW US VOL. 1 00003	$50.00	$128,300.00	2,566	[*/*/25]	Not Yet Open

(1)	We expect that the approximate date of commencement of proposed sale to the public will be promptly following qualification by the SEC of the Offering Statement.
(2)	We reserve the right to reject any subscription for any reason. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the designated account will be promptly returned to subscribers, without deduction and without interest. There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close.
(3)

The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. See “Risk Factors – The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.” on page 37 for additional information.

(4)	The Music Asset for MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All, are the rights described under the heading “Description of Purchase Agreements Entered Into - MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All” to the song “Mr. Know It All” by Kelly Clarkson. The MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All series offering closed on August 14, 2025. From June 3, 2025 to August 14, 2025, we sold and issued 382 Royalty Shares of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All in the MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All series offering at a price of $20.00 per Royalty Share, in exchange for gross proceeds of $7,640.00.
(5)	The Music Asset for Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming, are the rights described under the heading “Description of Purchase Agreements Entered Into- MUSICOW US VOL. 1 LLC - Series00002 – Should’ve Seen This Coming” to the songs “Leeway,” “Better Off,” “A Lot,” “Anything Goes,” “Slide,” “Fake Happy,” “Type Shit,” “Never Over,” “Should’ve Seen It,” and “Travis Porter” by Blaq Tuxedo.
(6)	The Music Asset for Musicow US Vol. 1 LLC – Series 00003 – Western Feels, are the rights described under the heading “Description of Purchase Agreements Entered Into- MUSICOW US VOL. 1 LLC – Series 00003 Western Feels” to the songs “Playing With Fire,” “Tumbleweeds,” “Santana,” “Sportscar,” “Bang Band (My Baby Shot Me Down) [Acoustic Version],” “Closer,” “Vino,” “Promise Land,” “Cowboys + Indians,” and “Wild Horses” by Travis Garland.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary does not contain all of the information you should consider before investing in the Royalty Shares. You should read this entire Offering Circular carefully, especially the risks of investing in the Royalty Shares discussed under “Risk Factors,” before making an investment decision.

Overview

We were formed as a Delaware Series Limited Liability Company on August 2, 2024. The Company was formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams (“Income Interests”) related to or derived from master recordings and musical compositions (the “Music Assets” and each a “Music Asset”) pursuant to certain Asset Purchase Agreements (including, without limitation, the schedules, exhibits and amendments thereto) described in this Preliminary Offering Circular (the “Offering Circular”) (each, a “Purchase Agreement,” collectively, the “Purchase Agreements,” and the rights under the Purchase Agreements, the “Royalty Rights”). The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right (the “Royalty Shares”) to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table, to investors in a best-efforts series offering of securities pursuant to Regulation A of the Securities Act.

Musicow IP US, LLC, a Delaware limited liability company (“Musicow IP”), which is a wholly owned subsidiary of Musicow US Inc., a Delaware corporation (“Musicow US”), will enter into one or more Purchase Agreements with Income Interest owners (“Income Interest Owners”) to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s manager Musicow Asset US, LLC (the “Manager”), pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares, less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, “Royalty Share Payments”). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

The Company is managed by its Manager and sole member, Musicow Asset US, LLC, a Delaware limited liability company. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering. The Company will have no employees and the Manager, in its capacity as the sole member and manager of the Company and pursuant to the Company’s operating agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers.

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play (collectively, the “Musicow Platform”). The Musicow Platform has been licensed by the Company from North Capital Investment Technology, Inc. (“North Capital Technology”). An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and a Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement. Royalty Rights provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

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The Music Assets

A given musical asset, such as a composition or sound recording, is generally comprised of two copyrights: (1) the musical composition copyright and (2) the sound recording copyright. Typically, there are multiple people or entities that own and control portions of both the musical composition copyright and the sound recording copyright, including recording artists, songwriters, publishers, record labels, and investment firms and/or funds, and/or others.

Each copyright in a given song generates separate and distinct revenue streams for the copyright owner. Just as with copyright ownership, multiple people and entities typically own and control an Income Interest related to or derived from a Music Asset. Income Interests are generated by various sources.

As described further below, Musicow IP will purchase an Income Interest Owner’s Income Interests and accordingly will have the right to collect and receive a portion of the Income Interests related to or derived from a given set of Music Assets (i.e., the Royalty Rights). The Company will enter into a Royalty Sharing Agreement with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company. Each series of Royalty Shares will correspond to specific Royalty Rights, and the Company shall distribute Royalty Share Payments related to such Royalty Rights to the holders of the corresponding series of Royalty Shares on a pro rata basis (less any fees and expenses as further described herein).

The Company and Royalty Shares

The Royalty Rights to Music Assets that we acquire through the Royalty Sharing Agreement will be held by a separate series of the Company and a series may hold Royalty Rights to one or more than one Music Asset.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company to which the obligation is attributed.

The Royalty Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A holder of Royalty Shares will not have the statutory rights normally associated with the ownership of shares of a corporation or membership interests in a limited liability company. The Royalty Shares do not entitle their holders to any voting rights, conversion, pre-emptive rights, redemption rights or, except as discussed below, any rights to distributions. In addition, the Royalty Shares do not entitle holders to any copyrights or administration and/or distribution rights in and to the applicable Music Assets, or any other related intellectual property or physical goods (such as albums, album artwork and other merchandise). The purchase of Royalty Shares is an investment only related to the monies flowing from that particular Royalty Right of the Company and does not create any rights to payments from any other Royalty Rights of the Company.

Royalty Shares represent the contractual right to receive a specified portion of Income Interests we receive that relate to the Royalty Rights of a specific Music Asset. The Company, through its Manager, will manage all entity-level administrative services relating to the Royalty Sharing Agreement, the Royalty Shares, and each series of the Company and the Company. Royalty Shares are being issued to provide investors in this Offering with economic exposure to the corresponding Royalty Rights held by the applicable series of the Company, less expenses and other liabilities of the applicable series of the Company and the Company. The Royalty Shares are intended to provide investors with a convenient way to obtain indirect exposure to Royalty Rights.

The Company will not conduct any business activities except for activities relating to an investment in, and maintenance and promotion of the Royalty Rights and the offering, issuance, and servicing of Royalty Shares. Besides the income derived from the Royalty Sharing Agreement, and any ongoing fees collected from our servicing of the Royalty Shares, we do not expect to generate any material amount of revenues or cash flow.

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The Company will not operate a redemption program for the Royalty Shares. Royalty Shares are not redeemable by the Company. Because the Company will not operate a redemption program, there can be no assurance that the value of the Royalty Shares will reflect the value of the Royalty Rights, or the underlying Music Asset or compilation of Music Assets (as applicable), that such series of Royalty Shares relates to, and, in the event a trading market for the Royalty Shares develops, the Royalty Shares may trade at a substantial premium over, or discount to, the value of the Royalty Rights or the underlying Music Assets per Royalty Share. The Royalty Shares may also trade at a substantial premium over, or a substantial discount to, the value of the Royalty Rights or the underlying Music Assets per Royalty Share as a result of a number of reasons currently unforeseeable.

Distributions

All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated custodial bank account and generally distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company will declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital Private Securities Corporation (“North Capital”) and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares. The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee, which will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account. Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

About the Musicow Platform

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play (the “Musicow Platform”). The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

Manager, Administrative Services and Expenses

The Company’s Limited Liability Company Agreement (as amended from time to time, the “Operating Agreement”) designates the Manager as the managing member of the Company for purposes of the Delaware LLC Act. The Manager, in its capacity as the sole member and Manager of the Company and pursuant to the Operating Agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers. The Administrator of each series pays organizational and Offering-related costs of the series on our behalf in connection with the offering of Royalty Shares, as well as other costs and expenses on our behalf. See “Use of Proceeds to Issuer,” “Management,” “Management Compensation” and “Costs and Expenses” for further details.

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Compensation to be paid to Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time. The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the “Administrative Fee”). The Administrator will cover all offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series Offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

Compensation to be paid to Manager

The Company is a manager-managed limited liability company. As the designated Manager, Musicow Asset US, LLC, is responsible for overall management. The Manager will receive an administrative fee for the Manager’s support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Sharing Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

Purchase Agreements

Musicow IP, a wholly owned subsidiary of Musicow US, Inc., will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets from the Income Interest Owners.

Purchase Agreement for Underlying Copyrights

Musicow IP will enter into one or more Purchase Agreements with Income Interest Owners to purchase the underlying copyrights from the Income Interest Owners (referred to as the “Music Asset”) and will then assign only the Royalty Rights to the Music Asset to the applicable series of the Company. The Music Asset includes:

(1) an ownership interest in, and exclusive administration rights in and to a one hundred percent (100%) interest, of all of the Income Interest Owners’ present and future right, title and interest throughout the universe in and to each and every composition, as set forth on the exhibit to the Purchase Agreement (the “Composition”);

(2) all exclusive administration rights therein; and

(3) one hundred percent (100%) of the writer’s share of income from the Compositions (referred to hereafter as the “Writer’s Share”), including, without limitation, all right, title and interest in and to the entire share of all money or consideration, or any portion thereof, whether received by the Income Interest Owners on or after the date of entry into the Purchase Agreement (regardless of when earned), from or related to any Composition, and from any and all sources, including, without limitation, performance, mechanical, synchronization, print, digital and any and all other income sources, both domestic and non-domestic, whether now known or hereafter devised, and expressly including without limitation, the Writer’s Share of: (x) performance income from BMI/SESAC/ASCAP or any other performing rights organization, and (y) “small” public performance monies derived from the exploitation of any Composition.

Pursuant to the Purchase Agreements, the purchase price (“Purchase Price”) for the Music Asset will be a set dollar amount agreed upon between Musicow IP and the Income Interest Owners. The Purchase Price will be paid 10 business days after on the date of entry into the Purchase Agreement (the “Closing Date”).

Any and all royalties, income, earnings and consideration of any nature, kind or description in respect of the Composition received on or after the date of entry into the Purchase Agreement, regardless of when earned, including, without limitation, pipeline income, as well as (but without in any way limiting the foregoing) the publisher’s share and Writer’s Share of publishing monies, shall be solely and exclusively collectible by Musicow IP. Musicow IP will be entitled to retain for its own account one hundred percent (100%) of the publisher’s share and Writer’s Share of any and all income (including, without limitation, mechanical, electronic, synchronization, print and public performance monies and monies from any and all other sources throughout the universe, whether now known or hereafter devised) derived from the Music Asset in the Composition, expressly including the Writer’s Share of “small” public performance monies derived from exploitation of the Composition, whether received from Seller’s applicable performing rights organization or otherwise.

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The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners and (ii) notices for BMI, SESAC, ASCAP, The Harry Fox Agency and other third parties, notifying them that all Royalty Rights are now held by Musicow IP.

Pursuant to the Purchase Agreements, if either party breaches the Purchase Agreements, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreements as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreements provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreements. This indemnity includes legal fees, damages, and other costs.

Purchase Agreement for Royalty Rights

Musicow IP will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights to Music Assets from the Income Interest Owners. The Royalty Rights will include Income Interests from all revenue sources, such as streaming, performances, mechanical, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or thereafter devised. Income Interests shall expressly include for musical compositions, without limitation, the writer’s share (“Writer’s Share”) of performance income from all sources, including, without limitation, BMI, SESAC, ASCAP, Korea Music Copyright Association (“KOMCA”) or any other applicable performing rights organization and, with respect to any works that are master recordings, without limitation, any streaming, synchronization, performance income from SoundExchange and/or any and all neighboring rights income. The Writer’s Share includes royalties earned by the artist as the composer or lyricist.

Pursuant to the Purchase Agreements, the purchase price (“Purchase Price”) for the Royalty Rights under the Purchase Agreements will be based on a valuation set by the Manager and accepted by Musicow IP and will be payable within 10 business days (the “Payment Date”) after the first business day that is a date ninety (90) days from the commencement of the applicable series Offering of the Royalty Shares relating to the applicable Royalty Rights (the “Issuance Date”).

Pursuant to the Purchase Agreements, on the Payment Date, Musicow IP will deduct from the Purchase Price: (i) an amount equal to the royalties received by the Income Interest Owners after the Issuance Date and up to and including after the date on which Musicow IP directly receives the first royalty statement and payment from each payor (e.g., UMG, SoundExchange, Warner-Tamerlane, BMI, etc.) (the “Royalties Holdback”); (ii) any unrecouped balances; (iii) any and all sums, royalties, income, or other earnings of any nature, kind or description (including pipeline earnings that reduce the outstanding balance, if any, as shown on an accounting statement), earned by, accounted to, credited to, paid to, or received by the Income Interest Owners from and after the Issuance Date through the Payment Date in connection with, under, or relating to the Music Assets (the “Post-Issuance Date Pre-Cash Date Receipts”); and (iv) the aggregate amounts of any and all amounts owed to third parties by the Income Interest Owners as of the closing date of the Purchase Agreements (the “Closing Date”) that are chargeable against or recoverable from the Royalty Rights relating to the Music Assets or proceeds therefrom, including, without limitation in respect of any outstanding taxes, judgments against the Income Interest Owners, outstanding loans to the Income Interest Owners and any and all unrecouped advances as of the Closing Date (the “Offset Amounts”).

After the Issuance Date through the date that is the first business day that is twenty-four (24) months after the Issuance Date (the “Listing Closing Date”), Musicow IP will pay to the Income Interest Owners an amount (the “Closing Payment”) equal to: the Purchase Price for each Music Asset in connection with the Royalty Rights sold on the Musicow Platform as of the Issuance Date minus (i) the Royalties Holdback; (ii) any unrecouped balances; (iii) Post-Issuance Date Pre-Cash Date Receipts; and (iv) the Offset Amounts. Additionally, Musicow IP will be entitled to deduct and withhold from the Purchase Price all taxes that Musicow IP may be required to deduct and withhold under any provision of the United States Internal Revenue Code, 26 U.S.C. § 1 et seq., as amended (the “Code”), or any other applicable tax law rule or regulation. All such withheld amounts will be treated as delivered to the Income Interest Owners.

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After the date of entry into the Purchase Agreements and before the Issuance Date, the Royalty Rights with regard to the applicable Music Asset will be collected by the Income Interest Owners, and on or after the Issuance Date, the Royalty Rights will be solely and exclusively collectible by Musicow IP.

Additionally, pursuant to the Purchase Agreements, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the “ATS Net Profits Dividends,” as further defined below, as and when the same are tendered to the Manager.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree not to interfere with Musicow IP’s rights to use, modify, or sell the Music Assets, including rights to reassign or fractionalize the Music Assets. The Income Interest Owners will also agree not to make claims on the Music Assets or challenge Musicow IP’s rights, allowing Musicow IP to modify, distribute, and monetize the Music Assets as it sees fit.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners; (ii) notices for BMI, SESAC, ASCAP, and other third parties, notifying them that all Royalty Rights are transferred to Musicow IP; (iii) letters of direction instructing distributors, administrators and royalty collection societies, such as SoundExchange, to redirect payments to Musicow IP; (iv) confirmations from third parties, if applicable, that the Music Assets have been separated from the Income Interest Owners’ catalog accounts;, and (v) an authorization letter granting Musicow IP exclusive audit rights to the Music Assets.

For example, SoundExchange is a non-profit organization that collects and distributes digital performance royalties for sound recordings. When music is played on non-interactive digital platforms (like satellite radio, internet radio, and cable music services), SoundExchange ensures artists and copyright owners are paid. They track plays, collect fees from streaming services, and distribute payments to recording artists, producers, and rights holders.

Pursuant to the Purchase Agreements, if either party breaches the Purchase Agreements, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreements as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreements provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP. If the Income Interest Owners breach the Purchase Agreements, Musicow IP retains the right to seek damages, including attorneys’ fees and costs, even if the breach does not result in immediate termination.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreements. This indemnity includes legal fees, damages, and other costs. If an issue arises, the Income Interest Owners’ liability is capped at the Purchase Price unless there is fraud, in which case no such cap applies.

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Royalty Sharing Agreement

The Company will enter into a Royalty Sharing Agreement, and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company. The Royalty Rights will include Income Interests from all revenue sources, such as streaming, performances, mechanical, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or thereafter devised, and expressly include for musical compositions, without limitation, the Writer’s Share of performance income from all sources, including, without limitation, BMI, SESAC, ASCAP, or any other applicable performing rights organization. The Writer’s Share includes royalties earned by the artist as the composer or lyricist. With respect to any works that are master recordings, without limitation, any streaming, synchronization, performance income from SoundExchange or neighboring rights income are included in the Writer’s Share. Pursuant to the Royalty Sharing Agreement, the Company, together with the Manager, will sell fractional Royalty Shares related to these Royalty Rights to investors.

As set forth in the Royalty Sharing Agreement, the Company and the Manager will work with Rialto as broker of record to facilitate the sale of the Royalty Shares to investors as well as seek to facilitate the secondary trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer (the “ATS,”) that is approved by the Company, with Rialto acting as broker of record for such secondary sales as well. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series.

Additionally, the Royalty Sharing Agreement provides that Rialto will permit the Manager to purchase a class of the Rialto’s securities that will entitle the Manager to revenue stream dividends equal to a range between 25 percent and 50 percent of the net profits of Rialto derived from transaction fees earned by Rialto on account of secondary sales of the Royalty Shares as to which it acts as broker of record (the “Broker of Record Net Profits”) (the “Net Profits Dividends”). The agreement with Rialto provides that Rialto will calculate the Net Profits by subtracting from the gross revenues earned by Rialto attributable to such transactions Rialto’s fees plus any verifiable costs incurred by Rialto related to transactions in the Royalty Shares.

The Manager’s share of the Net Profits Dividends will be calculated in accordance with the following schedule:

Total Secondary Trading Volume	Share of Net Amounts
$0 – $1,000,000	50%
$1,000,001 – $3,000,000	51%
$3,000,001 – $5,000,000	52%
$5,000,001 – $10,000,000	53%
$10,000,001 – $20,000,000	54%
> $20,000,000	55%

Upon receipt by the Manager of the Net Profits Dividends, the Manager will deduct from the Net Profits Dividends the Manager’s operating expenses incurred in connection with the secondary transactions that generated the revenues from which the Net Profits were derived and will distribute to the remainder to Musicow IP, in partial payment for Musicow IP’s assignment to the Company of the Royalty Rights to which the Royalty Shares relate. Musicow IP; after deducting its expenses, will split the remaining amount with the Income Interest Owner who owned the copyright(s) that were purchased, in whole or in part, by Musicow IP, in equal proportion.

Determination of Fair Market Value of the Royalty Rights

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement.

In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to, arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value (“Fair Market Value”) pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on a valuation, the Royalty Sharing Agreement will terminate.

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Additionally, the Royalty Sharing Agreement may be terminated as follows: (i) if there is a failure to launch the offering of Royalty Shares within one year of the effective date of the Royalty Sharing Agreement; (ii) if the Manager is unable to secure a partnership with a registered ATS within two years of the effective date to facilitate secondary sales of the Royalty Shares; or (iii) due to a breach of a significant representation, warranty, or obligation by any party. In the event of termination, Musicow IP will be entitled to retain any payments accrued but unpaid through the date of termination.

Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the broker of record equal to 1% of the gross Offering proceeds.

Pursuant to the Royalty Sharing Agreement, Musicow IP agreed to indemnify the Company and the Manager along with their employees, officers, and affiliates, against any claims, losses, costs, damages, and liabilities arising from any breach of Musicow IP’s commitments under the Royalty Sharing Agreement. This indemnity includes covering legal fees, penalties, and any other expenses associated with these claims.

The Music Industry

In recent years, the music industry has experienced continuous growth, with 2023 showing a 10.2% increase over 2022, according to the International Federation of the Phonographic Industry, global recorded music revenues rose by 10.2% in 2023, reaching $28.6 billion. This upward trend is expected to continue, with global music market forecasts anticipating a robust 10% growth by 2030, as projected in the Goldman Sachs “Music in the Air” report published in June 2022. The primary driver behind this growth has been the rise of music streaming services, such as Spotify. Streaming platforms make it easier for listeners to access a vast array of music, creating a responsive and expanding market as more people turn to streaming for music consumption.

While streaming has made music more accessible than ever, allowing listeners to explore and enjoy a diverse range of music, the investment landscape in the music industry remains limited for general listeners. Currently, there are few accessible pathways for fans to invest in the music they love, whether in individual songs, albums, or artist royalties—highlighting a gap in the market between music consumption and investment opportunities. As the industry continues to grow, developing more accessible music investment options could meet this demand and offer new ways for listeners to connect with and support their favorite artists financially.

Over the past decade, the global music industry has experienced consistent growth, with 2023 marking the ninth consecutive year of revenue increases. A significant driver of this growth is the surge in music streaming services. By the end of 2023, there were 667 million users of paid subscription accounts globally, contributing to streaming revenues of $19.3 billion, which accounted for 67.3% of the industry’s total revenue. Spotify, one of the leading platforms, reported 615 million monthly active users, including 239 million premium subscribers, by the first quarter of 2024. Despite the increased accessibility of music through streaming platforms, opportunities for listeners to invest directly in their favorite songs and albums remain limited. While the industry continues to evolve, providing more avenues for fan engagement and participation in the music economy could further enhance the connection between artists and their audiences.

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Organizational and Capital Structure

The following diagram reflects our organizational structure:

(1) Musicow US, Inc. (“Musicow US”), a Delaware corporation which wholly owns Musicow IP US, LLC and Musicow Asset US, LLC.

(2) Musicow IP US, LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Musicow US, will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets.

(3) Musicow Asset US, LLC, a Delaware limited liability company, is the sole member and Manager of the Company, as well as the administrator of the Company, and is a single-member company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering.

(4) Musicow US Vol. 1 LLC, a Delaware registered series limited liability company, the applicable series of which will enter into a Royalty Sharing Agreement with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the applicable series of the Company. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right (the “Royalty Shares”) to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets as applicable.

(5) By means of a licensing arrangement, we intend to facilitate the trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company and Rialto has been engaged to act as the broker of record with respect to such secondary trading transactions. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series. Additionally, pursuant to the Purchase Agreements, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the “ATS Net Profits Dividends,” as further defined below, as and when the same are tendered to the Manager.

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Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;
●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this offering;
●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2030.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 20. These risks include, but are not limited to the following:

Risks Related to Our Company and Business Model

●	The Company was recently formed and has no track record or operating history from which you can evaluate this investment. Our business model is untested;
●	Potential breach of the security measures of the Musicow Platform could have a material adverse effect on the Company, the Royalty Shares, and the value of your investment;
●	Each of our Company’s series will hold an interest in a single Music Asset or more than one Music Asset, a non-diversified investment;
●	The value of the Royalty Shares may be influenced by a variety of factors unrelated to the performance of the underlying Music Assets;
●	If the Manager is required to register as a broker-dealer with the SEC and FINRA, the Manager may be required to cease operations and any Royalty Shares offered and sold without such proper registration may be subject to a right of rescission; and
●	Holders of the Royalty Shares will have no voting rights and will not be able to influence the Company.

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Risks Related to the Music Industry

●	In the event a Music Asset moves into the public domain and is no longer protected by applicable copyright laws, the amount of Royalty Share Payments in respect of such applicable Royalty Shares may diminish or completely end;
●	Income generated by Income Interests may be reduced if the recorded music industry fails to grow or streaming revenue fails to grow at a sufficient rate to offset download and physical sales declines;
●	Changes in technology may affect our ability to receive payments in respect of the Royalty Sharing Agreement and Royalty Rights;
●	The value of music is highly subjective, and the popularity of Music Assets may be unpredictable;
●	The popularity of particular music and its artists may wax and wane, affecting the value of the Royalty Shares; and
●	Possible terminations of grants of Copyright under Sections 203 and 304 of the Copyright Act of 1976, as amended, could preclude the Company’s ability to collect royalties.

Risks Related to the Offering and Ownership of Royalty Shares

●	An investment in an Offering constitutes only an investment in the Royalty Shares and not in the Company or directly in any underlying Music Asset;
●	The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete;
●	Royalty Share Payments depend entirely on the payments of monies associated with Income Interests received by us in respect of the corresponding Royalty Rights. If we do not receive such payments, you will not receive any Royalty Share Payments;
●	The Royalty Shares are unsecured limited obligations of the Company only and are not secured by any collateral or guaranteed or insured by any third party;
●	There is no public market for the Royalty Shares and none is expected to develop;
●	Selling your Royalty Shares may be difficult, or even impossible;
●	You may not be able to sell your Royalty Shares of a series at or above the offering price or at all; and
●	We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

Risks Related to Potential Conflicts of Interest

●	Potential conflicts of interest may arise among Musicow US, Musicow IP, the Manager or its affiliates and the Company. Musicow US, Musicow IP and its affiliates have no fiduciary duties to the Company or holders of Royalty Shares, which may permit them to favor their own interests to the detriment of the Company or holders of Royalty Shares;
●	The Company, Musicow IP, Musicow US and the Manager are affiliated with each other;
●	The Manager and Musicow IP, Musicow US, and their respective officers, managers, directors and employees, will have other business interests and obligations to other entities, including interests and obligations relating to the music industry; and
●	Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, has control of the Company.

Company Information

Our principal office is located at 345 N Maple Dr. Suite 210, Beverly Hills, CA 90210 and our phone number is +1 (213) 566-2525. Our corporate website address is located at https://www.musicow.io. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this Offering Circular.

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THE OFFERING

Royalty Shares Offered

Royalty Shares, issued in series, with each series of Royalty Shares representing the contractual right to receive a specified portion of Royalty Rights for a specific Music Asset or compilation of Music Assets, as applicable, pursuant to the Royalty Sharing Agreement. Holders of the Royalty Shares are entitled to Royalty Share Payments based on the monies associated with Income Interests received from a Royalty Right, which Musicow IP will acquire pursuant to the terms of the applicable Purchase Agreements relating to the Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

The Royalty Shares are unsecured limited obligations of the Company, do not have any voting rights, and do not represent any ownership interest in the Company. The purchase of a series of Royalty Shares is an investment related only to the monies flowing from that particular Royalty Right of the Company and does not create any rights to payments from any other Royalty Rights of the Company.

After qualification of this Offering Statement, the Company plans to add additional series of Royalty Shares by filing one or more post-qualification amendments to the Offering Statement.

Offering Price per Royalty Share of a series	The offering price per Royalty Share for each series of Royalty Shares offered hereby is set forth in the table presented on the Cover Page of this Offering Circular and as further described in the “Royalty Shares Offering Table” beginning on page 4. The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay, and you will be paying an up to 30% premium over the agreed on Fair Market Value of the Royalty Shares established by the Company. See “Risk Factors-The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on Fair Market Value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.” on page 37 for additional information.

Minimum and Maximum Investment Amount	The maximum investment amount per investor in any series is 25 percent of the total offering amount in respect of such series. The minimum investment amount per investor in any series is one Royalty Share. We reserve the right to reject any subscription or waive or decrease the maximum purchase restriction in our sole and absolute discretion on a case-by-case basis. Accordingly, investors should not assume that the stated maximum investment restriction will be applied uniformly to all investors. For any employees of the Company or its affiliates, the following investment limitations will apply: (i) no more than 5% of the total Royalty Shares for each series offering per such employee and (ii) no more than 25% of the total Royalty Shares for each series offering in the aggregate for all such employees.

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Subscribing Online

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play (collectively, the “Musicow Platform”). The Musicow Platform has been licensed by the Company from North Capital Technology.

After establishing a user account on the Musicow Platform, an investor may view details of an investment, and sign contractual documents online. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted by the Company and its associated persons through the Musicow Platform, whereby investors will receive, review, execute and deliver subscription agreements (in substantially the form as attached hereto as Exhibit 4.1) electronically. For additional information, see “Plan of Distribution—Procedures for Subscribing.”

Broker	We have not engaged an underwriter for this Offering, and instead it is being conducted on a “best efforts” basis through our Manager and its officers and employees on the Musicow Platform, which means our Manager and its officers and employees will attempt to sell the securities we are offering in this Offering Statement, but there is no guarantee that any minimum amount will be sold by them. This Offering Statement will permit our Manager and its officers and employees to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the Manager, its manager, and its officers and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” in this Offering Circular. Notwithstanding, the Manager has engaged Rialto Markets LLC as the Broker of Record of for this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the Broker of Record, and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Royalty Shares. We have agreed to pay Rialto a Broker of Record fee of 1% of the gross Offering proceeds. This fee will be paid by our Manager and will not come out of the Offering proceeds. See the section entitled “Plan of Distribution” of this Offering Circular for additional information.

Custodian

The Company will enter into a custody agreement North Capital Private Securities Corporation, a Delaware corporation (the “Custodian”), a form of which is included as Exhibit 6.4 to the Offering Statement. Investors will also be required to enter into the custody agreement with the Custodian in order to open an account on the Musicow Platform with the Custodian for the purpose of holding Royalty Shares and cash, with any information necessary to create the account being provided by the investor through the Musicow Platform. Ownership of the Royalty Shares will be represented in “book-entry” only form directly in the name of the respective owner of the Royalty Shares and shall be recorded by the Company and no physical certificates shall be issued, nor received, by the Company or any other person.

Payment for Royalty Shares	After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, investors can make payment of the purchase price in the manner described in the “Plan of Distribution” below. Upon the Company’s acceptance of a subscription, and the corresponding investor’s payment of the applicable purchase amount to the Company, the associated Royalty Shares will be issued to the investors in this Offering.

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Investment Amount Restrictions	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, you are encouraged to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

Worldwide	The Royalty Shares will be offered worldwide, where permissible, provided, that we may elect not to sell Royalty Shares in particular jurisdictions for regulatory or other reasons. No sales of the Royalty Shares will be made anywhere in the world prior to the qualification of the Offering Statement by the SEC in the United States and FINRA’s issuance of a No Objections Letter. All Royalty Shares will be offered everywhere in the world at the same U.S. dollar price that is set forth in this Offering Circular.

Voting Rights	The holders of the Royalty Shares will have no voting rights.

Risk Factors	Investing in the Royalty Shares involves risks. See the section entitled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Royalty Shares.

Use of Proceeds	We expect to use the proceeds from each series Offering as set forth in the “Use of Proceeds to Issuer” section of this Offering Circular, which consists of acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses associated with each Offering in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series.

Offering Period

The series Offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the series Offering.

There will be a separate closing or closings, with respect to each series Offering. We reserve the right to reject any subscription for any reason.

There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. The applicable series offering will terminate at the earlier of the date at which the Maximum Offering Amount (as set forth on page 16 of this Offering Circular) has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, the Company will file a post-qualification amendment to include the company’s most recent financial statements. This Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

Closings	The Company may close an entire series Offering at one time or may have multiple closings. The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest. Throughout this Offering Circular, we have assumed multiple closings and refer to the “initial closing” as the first such closing and the “final closing” as the last such closing.

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Termination of the Offering	We reserve the right to terminate any series Offering for any reason at any time.

Transfer Agent and Registrar	KoreTransfer USA, an SEC-registered transfer agent.

Distributions	All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated bank account and distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company will declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine the Fair Market Value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares. The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee, which will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account. Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

DETERMINATION OF OFFERING PRICE

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated Fair Market Value pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on an evaluation, the Royalty Sharing Agreement will terminate. The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. See “Risk Factors – The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.” on page 37 for additional information.

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SERIES DISTRIBUTION POLICY

As of September 24, 2025, no series has made distributions on the Royalty Shares of such series since our formation. All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated bank account and distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares, subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company shall declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. Holders must own the Royalty Shares on the date of record for each month, as specified by the Company at the point of issuance, to be eligible to receive payment for that month’s royalties. Holders who dispose of their Royalty Shares before the record date of any initial or ongoing distribution for a series of Royalty Shares will not receive any payment in connection with such month. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares.

The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee which, will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account.

Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

RISK FACTORS

Investing in our Royalty Shares involves risks. In addition to the other information contained in this Offering Circular, you should carefully consider the following risks before deciding to purchase Royalty Shares in this Offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Risks Related to our Company and Business Model

The Company was recently formed, and has no track record or operating history from which you can evaluate this investment. Our business model is untested.

The Company was formed on August 2, 2024 and has no operating history. We cannot make any assurance that our business model will be successful. Since the inception of the Company, the scope of our operations has been limited to its formation and we, and/our affiliated entities, entering into agreements with third parties that will provide services to us. Our operations will be dedicated to holding and managing the Royalty Rights. It is difficult to predict whether this business model will succeed or if there will ever be any profits realized from an investment in the Royalty Shares. No guarantee can be given that the Company will successfully employ the Royalty Rights to create return for investors in the Royalty Shares.

The Company’s affiliates Musicow IP US LLC and Musicow Asset US LLC, have been engaged in securing music IP rights and establishing the management operations for the Company. Additionally, Musicow IP is engaged in the acquisition of music IP rights as well as the production of music unrelated to the business of the Company. However, there is no assurance that the Company can achieve the same operations as its affiliates.

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We are a new company and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

●	A lack of operating experience;
●	Incurring and increasing net losses and negative cash flows;
●	Insufficient revenue or cash flow to be self-sustaining;
●	An unproven business model; and
●	Difficulties in managing rapid growth.

We have no operating history upon which to base an investment decision.

We are an early-stage company in which you may lose your entire investment. We were formed in August of 2024. Because we have no operating history, we are unable to provide significant data upon which to evaluate fully our prospects and an investment in our Royalty Shares. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

●	Develop and execute our business model;

●	Raise additional capital as contemplated in this Offering, if necessary, in the future;

●	Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We currently are not generating any revenues, and accordingly are not generating sufficient revenue to carry out our planned business operations. We expect our operations to continue to consume substantial amounts of cash.

We expect that, until we will obtain a sufficient amount of Royalty Rights, we will not be generating sufficient revenue to fully carry out our planned operations. In order to generate sufficient revenues to carry out our plan of operations and cover our expenses, including the expenses of this Offering, we believe we will need to continue to obtain Royalty Rights until we reach a sufficient scale. We expect that our costs may increase as Musicow IP continues identifying and negotiating with artists and record labels and entering into new Purchase Agreements with Income Interest Owners as well as new amendments to the Royalty Sharing Agreement with the Company and thereby incurring more costs. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

There are few businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for the Company and the Royalty Shares to gain market acceptance.

We believe that few other businesses crowdfund royalty rights (or similar related interests) or propose to run a platform for crowdfunding royalty rights. The Company and our Royalty Shares may not gain market acceptance from potential investors, Income Interest Owners or service providers within the music industry.

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Competition from the emergence or growth of other business models involving the investment in music royalty rights could have a negative impact on the value of the Royalty Shares.

While there are currently few businesses that have pursued a strategy or investment objective similar to ours, other businesses may emerge in the future operating in ways that are competitive against our business model. Such competition could have a negative impact on the demand for, and price of, the Royalty Shares.

In the event an Interest Income Owner who is party to a Purchase Agreement breaches the terms of such Purchase Agreement, we may have limited recourse, which may result in the inability to collect any monies associated with the Income Interests from such Income Interest Owner represented and we may not be able to recover funds paid to the Income Interest Owner.

Each Purchase Agreement will be between Musicow IP and an Income Interest Owner from whom Musicow IP will be purchasing certain Income Interests. Holders of the Royalty Shares will have no rights under any Purchase Agreement, whether as third-party beneficiaries or otherwise. In the event of termination of any Purchase Agreement due to a breach by an Income Interest Owner – for example, if they do not hold proper title to the Income Interests they represent they own and have assigned Income Interests rights to, we will likely not be able to make distributions to the holders of the applicable Royalty Shares. In the event of a default on such payment obligations, therefore, we may be limited in our ability to collect Income Interests, and you will need to rely upon the Company or a third-party collection agency to pursue collection against such Income Interest Owner.

We and our affiliates intend to enforce all contractual obligations to the extent we deem necessary and in the best interests of the Company and holders of the Royalty Shares. However, any Income Interest Owner under any Purchase Agreement who misrepresents the Income Interests they have assigned in the Purchase Agreement may not return some or all of the payments they received as part of the sale of the Royalty Rights to the Company, which means that holders of the Royalty Shares may not receive the benefit of some or all of the investments they made in those Royalty Shares, or some or all of the Royalty Share Payment they are owed.

Potential breach of the security measures of the Musicow Platform could have a material adverse effect on the Company, the Royalty Shares, and the value of your investment.

The highly automated nature of the Musicow Platform may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. The Musicow Platform processes certain confidential information about investors. While North Capital Technology, as licensor of the Musicow Platform, represents to take commercially reasonable measures to protect confidential information and maintain appropriate cybersecurity, the security measures of the Musicow Platform, the Company, the Manager or our other service providers could be breached. The Musicow Platform also integrates the services of third-party service providers that could suffer technology or security incidents independent of the Musicow Platform, but that would impact the services available on the Musicow Platform. Any accidental or willful security breaches or other unauthorized access to the Musicow Platform could cause confidential information to be stolen or used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Musicow Platform software are exposed and exploited, the relationships between the Company, investors, users, and the Income Interest Owners could be severely damaged, and the Company could incur significant liability or have its attention significantly diverted from utilization of the Royalty Rights, which could have a material negative impact on the value and amounts of Royalty Share Payments available for distribution to holders of Royalty Shares.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not discovered until they are launched against a target, we, North Capital Technology, the software provider used by the Musicow Platform, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the Income Interest Owners, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Musicow Platform. Any security breach, whether actual or perceived, would harm our reputation or the reputation of the Musicow Platform and North Capital Technology, and we could lose investors and Income Interest Owners and the Musicow Platform could lose its users.

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We may encounter limitations on the effectiveness of our internal controls and a failure of our internal controls to prevent error or fraud may harm our business and holders of Royalty Shares.

Because the Company operates with no employees and is reliant on the administrative services provided by the Manager, we may encounter limitations on the effectiveness of our internal controls over financial reporting, public disclosures and other matters. For example, as a result of our staffing, our processing of financial information may suffer from a lack of segregation of duties, which may result in journal entries and account reconciliations not being reviewed by someone other than the preparer, outside of any review by the Company’s auditors. If we encounter limitations on the effectiveness of our internal controls and are unable to remediate them, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a Regulation A reporting entity in an accurate, complete, and timely manner. This could potentially harm our business and holders of Royalty Shares.

In order to maintain and grow our operations, we will need to promote multiple series of the Offering and/or multiple offerings similar to this Offering; there can be no assurance that we will be able to do so to sustain our business model.

Although we anticipate Musicow IP engaging in ongoing negotiations with multiple potential Income Interest Owners to acquire additional Royalty Rights that will be provided by Musicow IP to the Company pursuant to the Royalty Sharing Agreement, for forthcoming series of the Offering and/or future offerings, we may need to have a continuous pipeline of such series of the Offering and/or future offerings in order to achieve certain economies of scale with respect to marketing, distribution, and other operational activities. Musicow IP may fail to enter into sufficient Purchase Agreements and accordingly we may fail to enter into sufficient amendments to the Royalty Sharing Agreement with Musicow IP for enough Royalty Rights to support our business model. There can be no assurance that we will be able to successfully sell Royalty Shares to achieve revenues that exceed our costs, and profit margins that justify our continued operations.

We may need to raise additional capital that may not be available, which could harm our business.

We attempted to estimate our funding requirements necessary to implement our business plan. If the costs of implementing such plan should exceed these estimates significantly, we may need to raise additional funds to meet these funding requirements. The Manager/Administrator has funded the Company in an amount of $47,200.00 as of December 31, 2024, and approximately $83,602.46 as of the date of this filing, which the Company has used for organizational and formation costs, legal fees, auditor fees and fees for other service providers as well as general expenses. The Manager is funded by Musicow US. Musicow US intends to continue to fund the Manager, and the Manager intends to continue to fund the Company and its affiliates for both buying additional rights and general expenses. However, there is no guarantee that Musicow US will continue to contribute such funds. Any additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If adequate capital is not available or the terms of such capital are not attractive, we may have to curtail our growth and our business, and our business, prospects, financial condition and results of operations could be adversely affected.

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Each of our Company’s series will hold an interest in a single Music Asset or more than one Music Asset, a non-diversified investment.

Each of our series will own a single Music Asset or more than one Music Asset and not invest in any other assets or conduct any other operations that could generate income. Such lack of diversification creates a concentration risk that may make an investment in the Royalty Shares of a single series riskier than an investment in the Royalty Shares of multiple series or a diversified pool of assets or a business with more varied operations. Aggregate returns realized by investors are expected to correlate to the value of the Royalty Rights related to the Royalty Shares, which may not correlate to changes in the overall music market or any segment of the music market.

The value of the Royalty Shares may be influenced by a variety of factors unrelated to the performance of the underlying Music Assets.

The value of the Royalty Shares may be influenced by a variety of factors unrelated to the performance of the Music Assets underlying the Royalty Rights. These factors include the following:

●	Unanticipated problems or issues with respect to the mechanics of the Company’s operations and the trading of the Royalty Shares may arise, in particular due to the fact that the mechanisms and procedures governing the creation and offering of the Royalty Shares have been developed specifically for this product;

●

The Company or its service providers could experience difficulties in operating and maintaining its technical infrastructure, including in connection with expansions or updates to such infrastructure, which may be complex and could lead to unanticipated delays, unforeseen expenses, and security vulnerabilities; and

●	The Company or its service providers could experience unforeseen issues relating to the performance and effectiveness of the security procedures it uses to operate, or the security procedures may not protect against all errors, software flaws, or other vulnerabilities in the Company’s technical infrastructure, which could give rise to potential unforeseen expenses and reputational harm to the Company.

We may not currently maintain enough resources to meet customer support demands or scale our operations if the demand for Royalty Shares is higher than we have anticipated.

To date, the Company has made budgeting and operational decisions based on internal financial and operational projections, in order to meet the foreseeable needs of the Company to conduct its business activities in an effective manner. While the relevant projections have been prepared based on carefully devised business assumptions, the demand for Royalty Shares may nonetheless be higher than indicated by our internal projections, in which event the resources currently allocated to customer support may fall short of the Company’s actual needs. While we intend to address such personnel resources issues swiftly, temporary personnel shortages resulting from unanticipated demand may result in dissatisfaction of the Company’s investors and holders of Royalty Shares, which in turn may result in reputational harm to the Company and/or the Royalty Shares.

Holders of Royalty Shares do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodity Exchange Act (the “CEA”).

The Investment Company Act is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies engaging in excessive leveraging. To accomplish these ends, the Investment Company Act requires the safekeeping and proper valuation of fund assets, greatly restricts transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The Company is not and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “ICA”), and we believe that the Company is not required to register thereunder. Consequently, holders of Royalty Shares do not have the regulatory protections provided to investors in investment companies.

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The Company will not hold or trade in commodity interests regulated by the CEA, as administered by the Commodity Futures Trading Commission (the “CFTC”). Furthermore, we believe that the Company is not a commodity pool for purposes of the CEA, and that the Company is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the operation of the Company. Consequently, holders of Royalty Shares will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

If the Company were to be required to register under the Investment Company Act or the Manager or were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series, and the Manager may be forced to liquidate and wind up each series or rescind the Offerings for any of the series.

The Company is not registered and will not be registered as an investment company under the ICA, and the Manager will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the Royalty Shares do not have the benefit of the protections of the ICA or the Investment Advisers Act. The Company and the Manager have taken the position that the Royalty Rights are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the ICA and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the ICA or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the Manager may be forced to liquidate and wind up each series or rescind the Offerings for any of the series or the Offering for any other series.

The restrictions on transfer and redemption may result in losses on an investment in the Royalty Shares.

Royalty Shares purchased directly from the Company may not be resold except in transactions exempt from registration under the Securities Act and state securities laws and, where applicable, with the consent of the Company.

The Company is not accepting, and does not expect to accept, redemption requests from holders of Royalty Shares. Therefore, unless the Company is permitted to, and does, establish a Royalty Share redemption program, a holder of Royalty Shares may be unable to (or could be significantly impeded in attempting to) sell or otherwise liquidate investments in the Royalty Shares, which could have a material adverse impact on demand for the Royalty Shares and their value. The Company intends to act to facilitate the trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series.

If the Manager is required to register as a broker-dealer with the SEC and FINRA, the Manager may be required to cease operations and any Royalty Shares offered and sold without such proper registration may be subject to a right of rescission.

If the Manager is deemed to have itself engaged in brokerage activities that require registration with the SEC and FINRA, including the initial sale of the Royalty Shares by the Company and its associated persons through the Musicow Platform and permitting a registered broker-dealer to facilitate resales or other liquidity of the Royalty Shares on the ATS, the Manager may need to stop operating and, therefore, cease providing the administrative services to the Company pursuant to the Company’s Operating Agreement. Since we have not entered into any back-up management agreements, if we or the Manager were to cease operations or otherwise become unable to manage the Royalty Rights or the Royalty Shares without transferring such Royalty Rights to another entity, the management of the Royalty Rights and the Royalty Shares, including the collection of Income Interests and the making of Royalty Share Payments to holders would be interrupted and may halt altogether unless another way to manage the Royalty Rights and the Royalty Shares on behalf of investors was secured. In addition, if the Manager is ultimately found to have engaged in activities requiring registration as “broker-dealer” without being properly registered as such, there is a risk that any Royalty Shares offered and sold while the Manager was not so registered may be subject to a right of rescission, which may result in the early termination of this Offering.

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By purchasing Royalty Shares in this Offering and entering into a Subscription Agreement, you are bound by the provisions contained in the Subscription Agreement that provide for mandatory arbitration and a waiver of rights to a jury trial, which limits your ability to bring class action lawsuits, seek remedies on a class basis or have a jury decide the factual merits of your claim.

By purchasing Royalty Shares in this Offering, investors agree to be bound by the arbitration provisions contained in our Subscription Agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising under the Subscription Agreement and efforts to enforce, interpret or construe such agreement. In addition, by signing the Subscription Agreement, you waive your rights to a jury trial in any such dispute. The arbitration provisions and the waiver of rights to a jury trial in disputes subject to arbitration apply to claims under the U.S. federal securities laws and to all claims that are related to the Company and the Royalty Shares. Arbitration awards are generally final and binding. A party’s ability to have a court reverse or modify an arbitration award is very limited. Further, any claims arising out of the Subscription Agreement must be brought in the parties’ individual capacity, and not as a plaintiff or class member in any purported class action, collective action, private attorney general action, or other representative proceeding, or class arbitration. An arbitrator may not consolidate more than one individual’s claims arising out of the Subscription Agreement. Purchasers of Royalty Shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our Subscription Agreement. In addition, such arbitration provisions limit the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provisions. If invoked, the arbitration is required to be conducted in the State of Delaware in accordance with Delaware law. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies to individual investors who wish to pursue claims against the Company. Claims by which a jury trial is waived could include claims made under the federal securities laws.

We believe that the arbitration provision in the Subscription Agreement is enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and, to the extent that one or more of the provisions in our Subscription Agreement with respect to arbitration or otherwise requiring you to waive certain rights, were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Our Subscription Agreement provides for non-exclusive jurisdiction and venue in the courts of the State of Delaware but require you to acknowledge that this provision shall not apply to claims arising under the Securities Act and the Exchange Act. Where applicable, we expect to vigorously seek redress for claims arising under the Securities Act and Exchange Act in the federal district courts of the United States of America, which, if agreed to by the courts, will restrict holders of Royalty Shares’ ability to choose the judicial forum for Securities Act and Exchange Act disputes.

Although our Subscription Agreement generally provides for non-exclusive jurisdiction and venue in accordance with the laws of the State of Delaware, it also requires you to acknowledge that this non-exclusive jurisdiction and venue selection provision does not apply to claims arising under the Securities Act and the Exchange Act. For this reason, all claims arising under the Securities Act and the Exchange Act may be required to be brought in federal court. There is uncertainty as to whether a court would enforce this aspect of the Subscription Agreement if a party were to otherwise seek redress under the federal securities laws in a state court. We expect to assert vigorously the validity and enforceability of federal securities laws and other claims for which federal courts may have exclusive jurisdiction and venue in the federal district courts of the United States. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance as to how the provision will be interpreted by a court in those other jurisdictions.

This choice of forum provision may limit a holder of Royalty Shares’ ability to bring a Securities Act or Exchange Act claim in a state forum that it finds favorable for disputes with us or our Manager, officers, or other employees. If a court were to find this provision in our Subscription Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. By agreeing to the Subscription Agreement, you will not be deemed to have waived the Company’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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We are substantially reliant on the Manager to assist us in the administration and management of our business.

We do not plan to have employees and intend to fund our ongoing operations with net Offering proceeds and capital contributions from the Manager. The Manager is funded by Musicow US. We are substantially reliant on the performance of the Manager under the Operating Agreement. The Manager will assist us in the performance and administration of all of our necessary day-to-day operational tasks in connection with the Royalty Rights and our obligations to holders of Royalty Shares. The Manager is a newly formed company and has not yet developed a track record of successful performance of these activities. If the Manager were to default on its obligations under the Operating Agreement, it would be extremely difficult for us to replace the Manager or to internally manage these functions. Accordingly, in the event of a material default by the Manager under the terms of the Operating Agreement, it could potentially give rise to circumstances under which we may be forced to liquidate or distribute the Company’s assets. We cannot provide assurance that the timing or terms of any such liquidation would be favorable.

There is substantial doubt about our ability to continue as a going concern.

At December 31, 2024, the Company had no cash flow from operating activities. Further, the Company has not conducted material operations. The Company expects to continue to generate operating losses for the foreseeable future.

There is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available through external sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material effect on the business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or they will not have a significant dilutive effect on the Company’s existing shareholders. We have therefore concluded there is substantial doubt about our ability to continue as a going concern as of December 31, 2024. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Going Concern” and Note 3, “Going Concern Analysis,” included in the financial statements contained in the Offering Statement of which this Offering Circular is a part.

Royalty Shares do not represent an ownership interest in the Company and holders of Royalty Shares will not have a right to bring a derivative action.

The Royalty Shares do not represent an ownership interest in the Company and holders of Royalty Shares take no part in the management or control of the Company. Accordingly, holders of Royalty Shares will not have the right to authorize actions, appoint service providers or take other actions as may be taken by shareholders of companies whose shares carry such rights. The Manager may take actions in the operation of the Company that may be adverse to the interests of holders of Royalty Shares and may adversely affect the value of the Royalty Shares. Moreover, because the Royalty Shares do not represent an ownership interest in the Company, holders of Royalty Shares do not have a statutory right under Delaware law to bring a derivative action (i.e., to initiate a lawsuit in the name of the Company in order to assert a claim belonging to the Company against a fiduciary of the Company or against a third-party when the Company’s management has refused to do so).

If the Company were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Royalty Shares could be uncertain, and the recovery, if any, of a holder of a Royalty Share may be substantially delayed and substantially less than the amounts due or that may become due in respect of the Royalty Share.

In the event of a bankruptcy or a similar proceeding by the Company, the rights of investors to continue receiving payments in respect of the Royalty Shares could be subject to the following risks and uncertainties:

●	Income Interest Owners and other organizations may delay payments to us on account of the Royalty Rights because of the uncertainties occasioned by a bankruptcy or similar proceeding of the Company, even if they have no legal right to do so, and such delay could reduce, at least for a time, the funds that might otherwise be available for distribution to holders of the Royalty Shares corresponding to those Royalty Rights.

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●	In a bankruptcy or similar proceeding of the Company, our obligation to continue making Royalty Share Payments would likely be suspended or delayed even if the funds to make such distributions were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended distributions were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Royalty Share might receive by the time such recovery occurs.

●	The Royalty Shares are unsecured, and investors do not have a security interest in the corresponding Royalty Rights. Accordingly, the holders of the Royalty Shares may be treated as general unsecured creditors and thus be required to share the monies associated with Income Interests received by us in respect of the corresponding Royalty Rights with our other general unsecured creditors. If such sharing of Income Interests is deemed appropriate, those Income Interests that are either held by us in our accounts at the time of the bankruptcy or similar proceeding of the Company, or not yet received by us at the time of the commencement of the bankruptcy or similar proceeding, may be at greater risk than the Royalty Share Payments that are already held by us in accounts for the benefit of holder of Royalty Shares on the Musicow Platform at the time of the bankruptcy or similar proceeding. To the extent that Income Interests would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause such Income Interests to be distributed to such other creditors before, or ratably with, any Royalty Share Payments made to holders of Royalty Shares.

●	In a bankruptcy or similar proceeding of the Company, a holder of a Royalty Share would be deemed to have a right of payment only from the Income Interests of the corresponding Royalty Rights and not from any other assets of the Company, and the holder of a Royalty Share will not be entitled to share the proceeds of such other assets of the Company with other creditors of the Company, whether or not, as described above, such other creditors would be entitled to share in the Income Interests of the Royalty Rights corresponding to such Royalty Share. To the extent that proceeds of such other assets would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause the proceeds to be distributed to such other creditors before, or ratably with, any Royalty Share Payments.

●	If we have received Income Interests before bankruptcy proceedings are commenced and those funds are held in our accounts after the commencement of bankruptcy proceedings and have not been used by us to make Royalty Share Payments, there can be no assurance that we will be able to use such funds to make Royalty Share Payments.

●	If a bankruptcy proceeding commences after your commitment becomes irrevocable (and such funds to purchase the Royalty Rights are set aside for closing), you may not be able to obtain a refund of the funds you have committed even if the Offering proceeds have not yet been used to fund the acquisition of the corresponding Royalty Rights.

If we or the Manager were to cease operations or enter into bankruptcy proceedings, the collection of Income Interests in accordance with the Royalty Rights and the management of the Royalty Shares, including the making of Royalty Share Payments, would be interrupted and may halt altogether.

If we or the Manager were to become subject to bankruptcy or similar proceedings or if we or the Manager ceased operations, the Company, or a bankruptcy trustee on our behalf, might be required to find other ways to manage Royalty Rights and Royalty Shares, including the collection of royalties and the making of Royalty Share Payments to holders of Royalty Shares. Such alternatives could result in delays in the making of Royalty Share Payments on Royalty Shares or could require payment of significant fees to another company to manage and service the Royalty Rights and the Royalty Shares. Since we have not entered into any back-up management agreements, if we or the Manager were to cease operations or otherwise become unable to manage the Royalty Rights or the Royalty Shares without transferring such Royalty Rights to another entity, the management of the Royalty Rights and the Royalty Shares, including the collection of Income Interests and the making of Royalty Share Payments, would be interrupted and may halt altogether unless another way to manage the Royalty Rights and the Royalty Shares on behalf of investors was secured.

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If we or the Manager were to file under Chapter 11 of the Bankruptcy Code, it is possible that we would be able to continue to manage the Royalty Rights and the Royalty Shares during reorganization. If, on the other hand, we were to file under Chapter 7 of the Bankruptcy Code, or if an attempted reorganization under Chapter 11 should fail and the bankruptcy case be converted to Chapter 7, the bankruptcy trustee would have the obligation to administer the bankruptcy estate. As part of such administration, the bankruptcy trustee, subject to bankruptcy court approval, may elect to continue to Royalty Rights and the Royalty Shares or to transfer the right to such servicing to another entity for a fee. Either option would likely result in delays in the collection of Income Interests and in the making of Royalty Share Payments and could require the bankruptcy trustee to pay significant fees to another company to manage the Royalty Rights and the Royalty Shares, ultimately decreasing the amounts available for Royalty Share Payments. Alternatively, the bankruptcy trustee may elect to cease these management functions altogether.

In the event that we or the Manager were to cease operations or enter into bankruptcy proceedings, recovery by a holder of a Royalty Share may be substantially delayed while back-up management is secured, if practicable, or such services halted altogether, and such recovery may be substantially less than the amounts due and that may become due in respect of the Royalty Shares.

The treatment of the Royalty Shares for U.S. federal income tax purposes is uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Royalty Shares or instruments similar to the Royalty Shares for U.S. federal income tax purposes. However, although the matter is not free from doubt, the Company intends to treat the arrangement as an investment trust described in Treasury Regulation 301.7701-4(c) for U.S. federal income tax purposes in which the investor’s Royalty Share represents an undivided beneficial interest in the Royalty Right derived from the specified Music Asset. Investment trusts are entitled to flow through treatment of the income to the holders of the Royalty Shares.

An investment trust is not classified as a trust if a power exists under the trust agreement to vary the investment of the certificate holders. An investment trust with multiple classes of ownership interests ordinarily is classified as a business entity. However, an investment trust with multiple classes of ownership interests in which no power exists under the trust agreement to vary the investment of the certificate holder is classified as a trust if the trust is formed to facilitate direct investment in its assets and the existence of multiple classes of ownership interests is incidental to that purpose.

All prospective purchasers of the Royalty Shares are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Royalty Shares (including any possible differing treatments of the Royalty Shares).

If the arrangement were to become a business entity for U.S. federal income tax purposes, then the business entity would be required to pay corporate level income tax on its net income. Then, Royalty Share Payments to investors would be subject to a shareholder level income tax as dividend income to the extent of the business entity’s earnings and profits.

While it is expected that we will operate so that the arrangement will qualify to be treated for U.S. federal income tax purposes as an investment trust, and not as a business entity, given the highly complex nature of the rules governing trusts and partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in our circumstances, it is possible that the arrangement will not qualify to be taxable as an investment trust for any particular year. If the Company’s arrangement does not qualify as an investment trust, it may default to a business entity that is characterized as a partnership. Then, the trading of Royalty Shares on an alternative trading system such as the ATS may, under Section 7704 of the Code, cause the partnership to be characterized as a publicly traded partnership that is treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes.

If, for any reason, the arrangement is or becomes taxable as a corporation for U.S. federal income tax purposes, the investors will not be entitled to flow through tax treatment. Instead, the business entity will be required to pay a corporate level income tax on its net income, and distributions to investors will be subject to a shareholder level income tax as a dividend to the extent of the business entity’s earnings and profits. The arrangement’s failure to qualify as an investment trust for U.S. federal income tax purposes could have a material adverse effect on the Company, our investors, and the value of the Royalty Shares.

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The Company will not seek rulings from the IRS with respect to any of the United States federal income tax considerations discussed in this Offering Circular. Thus, positions to be taken by the IRS as to tax consequences could differ from the positions taken by the Company.

The Company intends to provide relevant U.S. tax reporting information (e.g., Form 1099) to the holders of the Royalty Shares. However, it may not be able to provide final tax filing information to the holder of Royalty Shares for any given fiscal year until after the initial tax filing deadlines for holders of the Royalty Shares tax returns. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Royalty Shares and plan to obtain extensions of the filing dates for their income tax returns as necessary. In general, royalty income is taxed as ordinary income. Therefore, for U.S. federal income tax purposes, a distribution to a holder of a Royalty Share of its associated Royalty Right should also be taxed as royalty income at ordinary income tax rates. See “CERTAIN MATERIAL UNITED STATES TAX CONSIDERATIONS” for additional information.

Income Interests received by us from sources outside of the U.S. may be subject to non-U.S. withholding or other taxes.

Income Interests received by us from sources outside of the U.S. may be subject to non-U.S. withholding or other taxes. In addition, the Company may also be subject to taxes in some of the non-U.S. countries where the Company purchases and sells its investments. Taxes such as withholding tax, capital gains taxes, or similar taxes may be imposed on, and thereby reduce, profits of, or proceeds arising to, the Company in respect of the Royalty Shares. It is impossible to predict the rate of non-U.S. tax the Company will pay since the portion (if any) of the Company’s assets to be invested in non-U.S. countries is not known and non-U.S. tax laws are subject to change. The holders of Royalty Shares will be informed by the Company as to their proportionate share of taxes paid by the Company, as applicable, which they will be required to include in their income. Each investor considering purchasing Royalty Shares should consult its own tax advisor with respect to the availability of credits against tax liability for such taxes.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

We do not intend to list the Royalty Shares of any series on a national securities exchange. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer listing on a national stock exchange would be. We do not have, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a company listed on a national stock exchange.

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the State of Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the state of Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Operating Agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Operating Agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

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This choice of forum provision may limit a holder of Royalty Shares ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us, our officers or our Manager, and its officers, or other employees. If a court were to find the exclusive-forum provision in our Operating Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. Investors cannot waive compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our Operating Agreement contains a provision which provides for a waiver of rights to a jury trial.

Our Operating Agreement provides that any controversy which may arise under the Operating Agreement or related to the operations of the Company is likely to involve complicated and difficult issues and, therefore, the operating agreement unconditionally waives any right that any party thereto may have to a trial by jury in respect of any legal action arising out of or relating to the Operating Agreement or related to the operations of the Company. If we were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

THE WAIVER OF THE RIGHT TO A JURY TRIAL IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER PROVISION DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Our Operating Agreement contains a fee-shifting provision which may discourage you to pursue actions against us.

Our Operating Agreement provides that in the event that any party to the Operating Agreement institutes any action or suit to enforce the Operating Agreement or to secure relief from any default thereunder or breach thereof, the prevailing party shall be reimbursed by the losing party for all costs, including reasonable attorney’s fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein. In the event you initiate or assert a claims against us, in accordance our Operating Agreement, and you do not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. We are required to file an annual report on Form 1-K, a semi-annual report on Form 1-SA, and current reports on Form 1-U.

Legal and financial staff may need to be engaged and/or increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

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We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

Holders of the Royalty Shares will have no voting rights and will not be able to influence the Company.

The holders of the Royalty Shares will have no voting rights. Accordingly, holders of the Royalty Shares will be relying on the judgment of the Company’s management as to the operations of the Company.

Holders of the Royalty Shares will have no right to remove our management or otherwise change our management, even if we are not attaining our objectives.

Holders of the Royalty Shares will have no rights in our management and will have no ability to remove our management. Holders of the Royalty Shares will have no rights to participate in the management of the Company, nor will they have voting rights or the ability to influence business decisions. This means that, even if our management team fails to meet performance objectives, or makes decisions that adversely affect the value of the Royalty Shares, investors will have no ability to remove or replace management.

Risks Related to the Music Industry

In the event a Music Asset moves into the public domain and is no longer protected by applicable copyright laws, the amount of Royalty Share Payments in respect of such applicable Royalty Shares may diminish or completely end.

In the United States, the composition and recording copyrights embodied in a song are generally protected by U.S. Copyright Law for the periods as follows (subject to various exceptions and nuances): (a) songs created or published in or after 1978, life of the author plus 70 years; (b) songs created or published between 1927 and 1978, there are various applicable periods depending on multiple factors; and (c) for works-made-for-hire created in or after 1978, 95 years from publication date or 120 years from the creation year (whichever expires first). Copyright renewals may also affect the above-referenced timelines. As of 2025, any song created or published before 1929 is currently in the public domain. When a composition or recording moves into the public domain, one who wants to exploit the song does not need to seek permission from or pay royalties to the rights holder. Therefore, if a Music Asset moves into the public domain, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end.

In the event that the copyrights upon which Income Interests are based become terminable or subject to copyright reversion in accordance with Section 203 or Section 304 of the U.S. Copyright Act, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end.

Section 203 and Section 304 of the U.S. Copyright Act provide for a right (with exceptions and limitations) of copyright reversion for creators and/or their statutorily recognized heirs within a five (5) year window commencing after a period of thirty-five (35) years, fifty-six (56) years, or seventy-five (75) years, as applicable, after (i) the date of the original grant of copyright and/or (ii) the date of first publication (depending on the particular circumstances as set out under the US Copyright Act). Where an Income Interest is dependent on a third-party copyright, its U.S. termination and reversion under these statutory provisions could render the U.S. or world-wide Income Interest diminished or extinguished. In addition, currently, in the U.S., it is accepted under certain case law that Income Interest transfers are not terminable under Section 203 of the U.S. Copyright Act – only copyright transfers are terminable (with exceptions and limitations as noted above). There is also a recent case law in the U.S. that concluded that the termination is effective world-wide, but this ruling is a trial court ruling that could be appealed.

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In addition to statutory termination, a grant of copyright interest may revert to the granting party pursuant to specific contractual terms. Rights under some agreements may be recaptured by the granting party either by performance of some additional obligation (e.g. repayment of monies advanced under the contract) or by the expiration of a term of years, or other contractual reasons. The Company may not be able to track and monitor its obligations and rights granted under contracts with all Income Interest Owners. Additionally, the Company’s interests in the Royalty Rights, in some cases, may be granted under short-term contracts which may expire, or may contain buy-out provisions pursuant to which the relevant artist may terminate the contract prior to its expiration.

Accordingly, if any of the foregoing occurs, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end, which would greatly reduce the value of the Royalty Shares.

Income generated by Income Interests may be reduced if the recorded music industry fails to grow or streaming revenue fails to grow at a rate sufficient to offset download and physical sales declines.

Every consecutive year since 2006, music streaming’s market share has grown. There can be no assurances that this growth pattern will persist or that digital revenue will grow at a rate sufficient to offset declines in physical sales, or that changes in streaming models will not negatively impact income generated from the Royalty Rights. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by the recording and publishing music business. There are also a variety of factors that could cause the prices in the recorded music industry to be reduced. They are, among others, consumption during a global pandemic and fear for economic downturns, price competition from the sale of motion pictures and video games in physical and digital formats, the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, and the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any associated changes.

Changes in technology may affect our ability to receive payments in respect of the Royalty Sharing Agreement and Royalty Rights.

The recorded and publishing music business is dependent in part on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, the recorded music business may be further adversely affected by technological developments that facilitate the piracy of music, such as internet peer-to-peer filesharing activities, by an inability to enforce intellectual property rights in digital environments, and by a failure to develop successful business models applicable to a digital environment. Music that is illegally produced, distributed, and/or exploited with the use of artificial intelligence could also infringe upon the intellectual property rights associated with the Music Assets underlying our Royalty Rights and adversely affect our ability to collect our Income Interest. The recorded music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, motion pictures, and video games, whether in physical or digital formats. The new digital business, including the impact of ad-supported music services, some of which may be able to avail themselves of “safe harbor” defenses against copyright infringement actions under copyright laws, may also limit the recorded music industry’s ability to receive income from music royalty rights. Due to such “safe harbor” defenses, revenue from ad-supported music services may not fully reflect increases in consumption of recorded music. In addition, the recorded music industry is currently dependent on a small number of leading digital music services, which allows such services to significantly influence the prices that can be charged in connection with the distribution of digital music. It is possible that the share of music sales by a small number of leading mass-market retailers, as well as online retailers and digital music services, will continue to grow, which could further increase their negotiating leverage and put pressure on prices, ultimately decreasing the income we will receive from music royalty rights.

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Failure to obtain, maintain, protect, or enforce our intellectual property rights could substantially harm our business, operating results, and financial condition.

The success of the Company and its ability to make distributions to holders of Royalty Shares depends on its ability to obtain, maintain, protect, and enforce our rights under the Royalty Sharing Agreement and Musicow IP’s ability to obtain, maintain, protect, and enforce its rights under each Purchase Agreement. The measures that we and Musicow IP take to obtain, maintain, protect, and enforce our rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may be ineffective, expensive and time-consuming, and, despite such measures, we may not be able to enforce Income Interest collection on our Royalty Rights. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our and Musicow IP’s ability to obtain, maintain, protect, or enforce rights to our Royalty Rights. Moreover, with music royalty rights, it is possible that despite our due diligence efforts there could be successful challenges by third parties to the ownership of a particular copyright or royalty stream or, if acquired as a group of assets, the entire group in which case the value of the asset(s) might be significantly less valuable, or have no value. Failure to obtain, maintain, protect, or enforce our rights could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

Digital piracy may lead to decreased sales in the recorded and publishing music industry and affect our ability to receive Income Interests from the Royalty Rights.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as the conversion of music into digital formats has made it easier for consumers to obtain and create unauthorized copies of music recordings in the form of, for example, MP3 files. Such piracy will have a negative effect on revenues attributable to music royalty rights we acquire. In addition, while growth of music-enabled mobile consumers (music-enabled mobile consumers refers to individuals who use mobile devices, such as smartphones or tablets, to access, stream, download, or listen to music) offers new opportunities for growth in the music industry, it also opens the market up to risks from behaviors such as “sideloading” and the mobile app-based downloading of unauthorized content. “Sideloading” refers to the process of transferring or installing content, such as music, apps, or other media, onto a mobile device (like a smartphone or tablet) from a source other than an official app store or authorized platform. As the business shifts to streaming music or access models, piracy in these models is increasing. The impact of digital piracy on legitimate music sales and subscriptions is hard to quantify, but we believe that illegal filesharing and other forms of unauthorized activities could potentially have a negative impact on music sales and on the Income Interests we may receive from the Royalty Rights. The music industry is working to control this problem in a variety of ways including through litigation, and lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws, through graduated response programs achieved through cooperation with internet service providers and legislation being advanced or considered in many countries, through technological measures and by enabling legitimate new media business models. However, we do not know whether such measures will be effective, and if such measures are not effective, our Income Interests derived from the Royalty Rights may decrease.

Royalty Rights and Income Interests are subject to risks relating to the music industry and such risks may reduce or eliminate the royalties, fees and other income streams that would otherwise accrue with respect to a song.

Various business risks in the music industry may contribute to the reduction or elimination of the royalties, fees and other income streams that would otherwise accrue with respect to a song. For example, a song may have an unrecouped balance owed to a music label, publisher or other party that must first be recouped from the royalty income before any royalties, fees and other income streams can pass to the Income Interest Owner or other party entitled to payments. Additionally, royalties may be withheld by a record label, publisher, performing rights organization (“PRO”), or other party or reduced if they become subject to a dispute (legal or non-legal) until the dispute is resolved to the satisfaction of the copyright holder or if a copyright infringement claim is successful. In addition, royalties may be delayed or misdirected, including due to the failure of an Income Interest Owner to communicate to the record label, publisher, PRO, or other party to redirect payment. Royalties may also go uncollected or be paid to a prior label, publisher, other third party, or owner if the present copyright holder may not have an appropriate party engaged to exploit and collect income owing in respect of a song. Royalty administrators, publishers, labels, and/or distributors may also experience delays in receiving and/or distributing royalty payments.

Royalties, fees and other income streams are often not paid on a consistent, regular or timely basis and substantial time may pass between when the right to receive royalties accrues (i.e., a song is played or streamed) and when the ultimate party entitled to receive those royalties is paid. As a result, there may be periods when no royalties are received and other periods when royalties that accrued during multiple prior periods are received. Accordingly, there is no guarantee that a holder of Royalty Shares will receive Royalty Share Payments that correspond to the duration of their holding period.

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Publishers and labels may also be contractually required to obtain the approval of the original creator of the song (or the estate thereof) before being able to undertake certain exploitations of songs and recordings (e.g., film or tv synchronizations, compilation usages, etc.) and such approvals may be withheld, thus reducing potential Income Interests. Outside of the United States, the doctrine of “moral rights” for creators may similarly restrict the commercial exploitation potential of songs and/or sound recordings. Additionally, the underlying copyrights in songs and sound recordings are subject to duration periods after which these works fall into the public domain.

These are examples of some, but not all, of the risks that may impact the amount of Income Interests that we receive in respect of the Royalty Rights and that will be available for Royalty Share Payments. If any of these or other risks were to arise with respect to a particular Music Asset or Income Interest underlying any of the Royalty Rights, then holders of Royalty Shares of the corresponding Royalty Shares may experience a material or complete reduction in the amount of Royalty Share Payments paid in respect of such Royalty Shares.

Income Interest Owners from whom Musicow IP acquires Income Interests do not owe any fiduciary duties to Musicow IP, the Company or its investors, and they are under no obligation to enhance the value of the underlying music royalty rights or disclose information to the Company’s investors.

The owners of the intellectual property underlying the Royalty Rights have no obligation to enhance the value of the underlying Income Interests that we may acquire. For example, the recording artist or songwriter may decide to retire, which may have the effect of decreasing future Income Interests from the music. Furthermore, neither the recording artist, the songwriter nor the intellectual property rights owner owe any fiduciary duties to the Company or investors in the Royalty Shares. Investors in the Royalty Shares will have no recourse directly against the recording artist or songwriter or the intellectual property rights owner, either under the agreement to purchase the Income Interests or under state or federal securities laws.

The value of music is highly subjective, and the popularity of Music Assets may be unpredictable.

The value of music is inherently subjective given the unique character of each individual work. In addition, the popularity of any given work or given artist may be unpredictable. While the analysis of certain qualitative factors may provide some predictive information regarding how the music-consuming market may respond to a certain asset, such as an artist’s track record, general cultural and/or industry trends, press coverage and other public exposure, or certain musical criteria, these factors may not reliably inform how a Music Asset underlying the Royalty Rights will perform in ways that result in the ultimate distribution of Royalty Share Payments to holders of Royalty Shares.

There is no assurance of appreciation of the value of the Royalty Rights or any cash distributions resulting from any potential disposal of the Royalty Rights.

There is no assurance that the value of the Royalty Rights will appreciate, maintain their present value, or be sold at a profit. The marketability and value of the Royalty Rights will depend upon many factors beyond our control. There can be no assurance that there will be a ready market for the Royalty Rights, since investment in music royalty rights is generally illiquid, nor is there any assurance that in the event of a voluntary or involuntary liquidation, or any disposal otherwise, of the Royalty Rights, sufficient cash will be generated allowing investors to recoup their investment amounts.

Temporary popularity of some Music Assets or music trends may result in short-term value increases in Royalty Share Payments that may prove unsustainable as cultural tastes shift.

Temporary consumer popularity may lead to short-term or temporary increases in Royalty Share Payments, followed by decreases thereof. The demand for specific categories of music and artists is influenced by changing cultural trends in the market, which can be difficult to predict. These risks of changes in popularity may be greater for a living or emerging artist, as compared to other categories which may have a proven popularity track record over a longer period of time. These trends could result in reduced profitability for holders of Royalty Shares. Furthermore, artists and songwriters may engage in activities or behaviors that may influence their public perception, which in turn may influence the demand or popularity of certain related Music Assets. The adverse impact to the Royalty Shares resulting, directly or indirectly, from such artists’ or songwriters’ activities or behaviors may be impossible to predict at the time an investor purchases a Royalty Share.

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We are relatively undiversified since our strategy involves the investment exclusively in Income Interests.

The Company was formed to facilitate an investment in the collection of Royalty Rights that derive Income Interests from certain Music Assets. Such lack of diversification may create a concentration risk that may make an investment in the Royalty Shares riskier than an investment in a diversified pool of assets or business with more varied operations. Aggregate returns realized by investors are expected to correlate to the change in popularity and/or consumption of the underlying assets, which may not correlate to changes in the overall music market or any segment of the music market.

The popularity of particular music and its artists may wax and wane, affecting the value of the Royalty Shares.

The value of the Royalty Shares is directly tied to the popularity and commercial success of the Music Assets and the associated artists. Musical tastes, cultural trends, and public interest can change rapidly and unpredictably. A song or artist that is currently popular may decline in relevance over time, leading to a reduction in streaming plays, sales, and licensing opportunities. This decline in popularity could significantly reduce the royalty income generated by a Music Asset, thereby lowering the value of the Royalty Shares. Investors should be aware that historical success is not a guarantee of future performance, and their investment is subject to these unpredictable market dynamics.

Possible terminations of grants of Copyright under Sections 203 and 304 of the Copyright Act of 1976, as amended, could preclude the Company’s ability to collect royalties.

Under Sections 203 and 304 of the Copyright Act of 1976, authors or their heirs have the right to terminate the grant of copyright transfers and licenses after a certain period. For works created on or after January 1, 1978, termination rights generally become effective 35 years after the original grant. For works created before January 1, 1978, termination rights may become effective 56 years after the original grant. If an artist or their heirs exercise these termination rights, the Company’s ability to collect royalties on the affected Music Assets could be revoked. This would significantly impact the income derived from those assets and, consequently, the value of the Royalty Shares. Investors should consider the risk that certain Music Assets in the Company’s portfolio may be subject to termination, which could diminish or eliminate the future royalty income associated with those assets.

Risks Related to the Offering and Ownership of Royalty Shares

An investment in an Offering constitutes an investment only in the Royalty Shares and not in the Company, any series of the Company or directly in any underlying Music Asset.

An investor in this Offering will acquire an ownership interest in the Royalty Shares representing the contractual right to receive Royalty Share Payments, and will not, for the avoidance of doubt, acquire an ownership interest in (i) the Company or any series of the Company, (ii) the Manager, (iii) the Musicow Platform, (iv) Musicow IP or Musicow US, (v) the underlying intellectual property rights, including copyrights, of the Music Assets, or (vi) directly, the Music Assets associated with or underlying the Royalty Rights. The Manager retains significant control over the management of the Company. Furthermore, because the Royalty Shares do not constitute an investment in the Company as a whole, holders are not expected to receive any economic benefit from the assets of, or be subject to the liabilities of, any of the Company’s activities unrelated to this Offering or the Royalty Rights. In addition, the economic interest of a holder may not be identical to owning a direct undivided interest in a Music Asset underlying the Royalty Rights because, among other things, the Company will be required to pay certain taxes before distributions are made to the holders of Royalty Shares, and the Company will receive fees in respect of its ongoing administration of rights associated with the Royalty Shares.

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The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you will be paying an up to 30% premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value (“Fair Market Value”) pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on an evaluation, the Royalty Sharing Agreement will terminate. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the actual value of the Royalty Shares you acquire. Further, the offering price may be significantly more than the price at which the Royalty Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers. See “Determination of Offering Price” on page 19 for additional information.

Certain information presented in this Offering Circular is provided to Musicow IP and thereafter to the Company by Income Interest Owners and cannot be independently verified by the Company.

This Offering Circular contains information that is provided to the Musicow IP and thereafter to the Company by Income Interest Owners and that is unverifiable by the Company. In particular, certain information presented in the “Composition and Recording Rights” table beginning on page 105 is provided by Income Interest Owners pursuant to the applicable Purchase Agreement as described in “Description of the Music Assets Underlying the Royalty Shares—Composition and Recording Rights Table,” and we are unable to independently verify such information. If investors rely on such unverified information in making investment decisions about this Offering, such reliance may be limited by such unverified information.

Royalty Share Payments depend entirely on the payments of monies associated with Income Interests received by us in respect of the corresponding Royalty Rights. If we do not receive such payments, you will not receive any Royalty Share Payments.

The Company is obligated to make Royalty Share Payments only to the extent that we receive Income Interest payments in respect of the corresponding Royalty Rights in accordance with the Royalty Sharing Agreement. If we do not receive any Income Interest payments in respect of the corresponding Royalty Rights, you will not be entitled to, and will not receive any, Royalty Share Payments.

Holders who dispose of their Royalty Shares prior to the record date for any Royalty Share Payment in connection with such disposed Royalty Shares will not receive such Royalty Share Payment.

Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company shall declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. Holders must own the Royalty Shares on the date of record for each month, as specified by the Company at the point of issuance, to be eligible to receive payment for that month’s royalties. Holders who dispose of their Royalty Shares before the record date of any initial or ongoing distribution for a series of Royalty Shares will not receive any payment in connection with such month. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments.

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The Royalty Shares are unsecured limited obligations of the Company only and are not secured by any collateral or guaranteed or insured by any third party.

The Royalty Shares are unsecured limited obligations of the Company only and will not represent an obligation of the Manager or Musicow IP or Musicow US, any Income Interest Owner or any other party except the Company. The Royalty Shares are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

A determination that music royalty Income Interests are “securities” may adversely affect the value of the Royalty Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Company.

The SEC has not made any official policy statements categorically addressing whether music royalty Income Interests, such as Royalty Rights, are “securities” under federal securities laws. As such, the SEC may consider music royalty Income Interests as “securities” in the future. The test for determining whether a certain music royalty Income Interest can be complex and highly fact-specific, where the outcome is difficult to predict.

To the extent music royalty Income Interests are securities, the Company may also be subject to additional regulatory requirements, including under the Investment Company Act, and the Company may be required to register as an investment adviser under the Investment Advisers Act. Regulatory changes or interpretations could cause the Company to register and comply with new regulations, resulting in potentially extraordinary expenses to the Company. If the Company determines not to comply with such additional regulatory and registration requirements, the Manager may dissolve the Company in accordance with the Company’s Operating Agreement. Any such dissolution could result in the liquidation of the Royalty Rights at a time that is disadvantageous to holders of Royalty Shares.

There is no public market for the Royalty Shares and none is expected to develop.

The Royalty Shares are newly issued securities. Although under Regulation A the securities are not restricted, the Royalty Shares are still highly illiquid securities and you should be prepared to hold them for an indefinite period. No public market has developed nor is expected to develop for the Royalty Shares and we do not intend to list the Royalty Shares on a national securities exchange or interdealer quotational system.

We intend to act to facilitate the trading of the Royalty Shares of a series on an ATS approved by the Company. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series. You should be prepared to hold your Royalty Shares as the Royalty Shares are expected to be highly illiquid investments. Selling your Royalty Shares may be difficult, or even impossible.

We do not plan to list the Royalty Shares of any series for trading on a national securities exchange or on an interdealer quotational system. Accordingly, it may be difficult or even impossible to sell your Royalty Shares.

Affiliates or another holder of a large block of Royalty Shares of a particular series may seek to sell their shares on the ATS, which could result in downward pressure on the share price.

In the event any person or entity, which may include an affiliate of the Company, acquires a significant percentage of the Royalty Shares of a series, such Royalty Shareholder may elect to sell its interest in the Royalty Shares on the ATS, which could result in downward pressure on the share price and depress the price you would realize upon sale.

A concentration of ownership of the Royalty Shares of a series may reduce liquidity or adversely affect the price of the Royalty Shares of such series on the ATS.

Certain holders of a series may beneficially own a large percentage of the outstanding Royalty Shares of such series. A concentration of ownership in one or a small group of shareholders may diminish liquidity on the ATS, particularly if any such shareholder is deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act, which would make it more difficult for such shareholder to sell its shares pursuant to applicable federal securities laws. Conversely, concentrated ownership could also create an “overhang” risk, which is a risk that such shareholder or shareholders seek to liquidate their positions in a short time frame, which could significantly increase the supply of Royalty Shares of a series available for sale without a corresponding increase in demand, thereby driving the trading price of the Royalty Shares of such series downward.

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Holders of the Royalty Shares will have no voting rights and will not be able to influence the Company.

The holders of the Royalty Shares will have no voting rights. Accordingly, holders of the Royalty Shares will be relying on the judgment of the Company’s management and operations of the Company.

You may not be able to sell your Royalty Shares of a series at or above the offering price or at all.

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. Accordingly, the initial public offering price for the Royalty Shares of a series is above their net tangible asset value. Prior to these series Offerings, no public market exists for the Royalty Shares of such series. You may not be able to sell your Royalty Shares of a series at or above the initial offering price, or ever. Investors should be prepared to hold their Royalty Shares of such series for an indefinite period, as there can be no assurance that the Royalty Shares of such series can ever be tradable or sold.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

If we face litigation related to a series Offering, we may elect to sell the Royalty Rights of such series and the proceeds of any sale may be insufficient to provide an adequate remedy. Further, if investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

The Royalty Shares of a series have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act, including Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if a series Offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Royalty Shares of the series or find an exemption under the securities laws of each state in which we offer the Royalty Shares of such series, each investor may have the right to rescind his, her or its purchase of the Royalty Shares of such series and to receive back from us his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we may elect to sell the Royalty Rights of a series; there can be no assurance that the proceeds of any such sale would be an adequate remedy for our investors, and we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

The Company’s Manager has control over the Company, and the Manager is not independent and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Royalty Shares may have more limited protections against interested management transactions, conflicts of interest and similar matters.

Because the Company’s Manager has control over the Company, the Company does not have a Board of Directors or any independent directors and the Company has not voluntarily implemented various corporate governance measures, holders of the Royalty Shares may have more limited protections against interested management transactions, conflicts of interest and similar matters.

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Federal legislation, including the Sarbanes-Oxley Act of 2002, as amended (“the “Sarbanes-Oxley Act”), has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. The Manager, which has complete control over the Company, has not yet adopted any of these other corporate governance measures and because our Royalty Shares are not listed on a national securities exchange, we are not required to do so. Our management does not have independent directors.

The Company has not adopted corporate governance measures such as an audit or other independent committee (such as a compensation committee or corporate governance and nominating committee) of the Board of Directors, as the Company presently does not have a Board of Directors or independent directors.

Because we do not have an audit committee, holders of the Royalty Shares of a series will have to rely on our management to perform these functions.

We do not have an audit committee. The Company’s Manager and the Manager(s) of each series have control over the Company. The absence of an audit committee means that there is no independent body to review or oversee the integrity of our financial statements, assess our internal controls, or evaluate potential conflicts of interest. Because we do not have an audit committee, holders of the Royalty Shares of a series will have to rely on our management to perform these functions. This reliance increases the risk that financial misstatements, errors, or omissions may go undetected. Furthermore, it may reduce transparency and accountability in our financial reporting and decision-making processes. The lack of an independent audit committee may also make it more difficult to identify and prevent fraud or mismanagement. Investors should be aware that this structure could potentially lead to financial reporting issues or conflicts of interest that may negatively affect the value of the Royalty Shares.

Provisions of our Certificate of Formation and our Operating Agreement may delay or prevent a take-over which may not be in the best interests of holders of the Royalty Shares of a series.

Provisions of our Certificate of Formation and the operating agreement may be deemed to have anti-takeover effects, which include, among others, the Manager having sole and exclusive control of our operations and our decision making, thus preventing a takeover attempt.

Tax risk to investors seeking to invest using their individual retirement accounts, including traditional and self-directed IRAs and 401(k)s, to invest in the Royalty Shares.

Section 408(m) of the Internal Revenue Code of the United States treats the acquisition of any collectible, including any Music Asset, as a distribution from the retirement account. Distributions are taxable to the holder of the account and may be subject to early withdrawal penalties of 10% of such amount if the investor is not at least 59-1/2 years of age. The Internal Revenue Service could take the position that an investment in the Royalty Shares of a series is tantamount to the acquisition of Music Assets and therefore should be treated as a taxable distribution. We urge those investors seeking to use their individual retirement accounts to invest in Royalty Shares of a series to consult with a competent professional tax professional prior to making an investment decision.

Holders of the Royalty Shares may face significant restrictions on the resale of the Royalty Shares due to state “Blue Sky” laws or rules restricting participation by foreign citizens.

Each state has its own securities laws, often called “blue sky” laws, which limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold or resold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker, if any, must be registered in that state. We do not know whether our Royalty Shares will be registered or exempt from registration under the laws of any state. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Royalty Shares. Additionally, rules restricting participation by foreign citizens may make it difficult for investors to sell, and purchasers to buy, our Royalty Shares.

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If we are required to register any Series under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Administrator and may divert attention from management of the Royalty Rights or could cause the Manager and the Administrator to no longer be able to afford to run our business.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the SEC under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” While our Operating Agreement presently prohibits any transfer that would result in any Series being beneficially owned by more than 2,000 persons or 500 non-”accredited investors,” the Manager has the right to waive this prohibition. To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the SEC under the Exchange Act. If we are required to register any Series under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Administrator and may divert attention from management of the Music Assets by the Administrator or could cause the Manager and the Administrator to no longer be able to afford to run our business.

There is a risk the Offering of any series will not close.

We reserve the right to reject any subscription for any reason. There are numerous possible scenarios pursuant to which the Offering of any series may be abandoned prior to the initial closing, including a material adverse change or event in the capital markets or music industry, which could make it impracticable to consummate the Offering of any series. Additionally, the emergence of material litigation regarding the Company, the outbreak of war or hostilities, or the Company’s determination that the Offering of any series should be delayed, suspended, or abandoned, due to these or other unforeseeable events may cause the Offering of any series to not close.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our Royalty Shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

We have not retained any independent professionals to comment on or otherwise protect the interests of potential investors.

We have not retained any independent professionals to comment on or otherwise protect the interests of potential investors. Although we have retained our own counsel, neither such counsel nor any other independent professionals have made any examination of any factual matters herein, and potential investors should not rely on our counsel regarding any matters herein described.

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The fact that a prospective investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that investor.

The Royalty Shares are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective investor should consult with his, her or its own professional advisers before investing in us.

Investors are not to construe this Offering Circular as constituting legal or tax advice. Before making any decision to invest in us, investors should read the Offering Statement of which this Offering Circular forms a part, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors.

An investor should be aware that we will assert that the investor consented to the risks and the conflicts of interest described or inherent in this document if the investor brings a claim against us or any of our officers, managers, employees, advisors, agents, or representatives.

This Offering is being conducted on a continuous basis, however there may be brief pauses in this Offering due to technological or operational overcapacity.

The Offering is being conducted on a continuous basis pursuant to Rule 251(d)(3) of the Securities Act, meaning that while an offering of securities is continuous, sales and settlement of securities may happen sporadically over the term of the Offering as we are able to process subscriptions. The acceptance of subscriptions by the Company and its associated persons through the Musicow Platform may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received.

Risks Related to Potential Conflicts of Interest

Potential conflicts of interest may arise among Musicow US, Musicow IP, the Manager or its affiliates and the Company. Musicow US, Musicow IP and its affiliates have no fiduciary duties to the Company or holders of Royalty Shares, which may permit them to favor their own interests to the detriment of the Company or holders of Royalty Shares.

The Manager will manage the affairs of the Company. Conflicts of interest may arise among the Manager and its affiliates. As a result of these conflicts, the Manager may favor its own interests and the interests of its affiliates over the Company or holders of Royalty Shares. These potential conflicts include, among others, the following:

●	The Company has agreed to indemnify the Manager and its affiliates pursuant to the Operating Agreement;

●	To the extent the Manager services clients other than the Company, the Manager is responsible for allocating its own limited resources among different clients and potential future business ventures, to each of which it owes fiduciary duties;

●	The Manager and its staff may in the future service, affiliates of the Manager, which may include other music royalty investment vehicles and their respective investors, and may not be able to devote all of its, or their, respective time or resources to the management of the affairs of the Company; and

●	The Manager, its affiliates and their respective officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Company.

By purchasing the Royalty Shares, investors agree and consent to the provisions set forth in the Subscription Agreement.

For a further discussion of the conflicts of interest among the Company, Musicow IP, Musicow US, the Manager, and others, see “Interest of Management and Others in Certain Transactions.”

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The Company, Musicow IP, Musicow US and the Manager are affiliated with each other.

The services provided by the Manager to the Company pursuant to the Operating Agreement may be provided through other service providers, from time to time, including entities affiliated with the Company, such as the Manager. Because Musicow IP, Musicow US and the Manager are affiliated with each other and the Company, any agreement between the Company and any service providers affiliated with Musicow IP, Musicow US and the Manager are not negotiated on an arm’s-length basis. The Manager may be disincentivized from replacing an affiliated service provider due to its affiliated status. In connection with this conflict of interest, holders of Royalty Shares should understand that affiliated service providers may receive fees for directly or indirectly providing services to the Company. In the course of the Manager’s management of the Company, the Manager may have an incentive to resolve questions between the Company and the affiliated service providers in favor of the latter.

The Manager and Musicow IP, Musicow US, and their respective officers, managers, directors and employees, will have other business interests and obligations to other entities, including interests and obligations relating to the music industry.

Musicow IP, Musicow US and the Manager each expects to engage in other business activities, including other activities relating to the music industry. Additionally, Musicow IP, Musicow US and the Manager may establish other entities similar to the Company and otherwise engage in other activities. The Manager is not required to operate the Company as its sole and exclusive function and it will have other business interests and will engage in other activities in addition to those relating to the Company. And, while the Company is dependent on the Manager and the Manager’s officers and employees to provide essential services pursuant to the Operating Agreement, their other business interests and activities could divert time and attention away from operating the business of the Company. See “Interest of Management and Others in Certain Transactions” and “Management” for additional information.

Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, has control of the Company

In February 2025, Paul Baik was designated as manager for each series of the Company. Mr. Baik has served as the manager of the Manager and Administrator, Musicow Asset US, LLC, since July 2024. Mr. Baik has served as the Head of Business for Musicow US, Inc., which wholly owns Musicow IP US, LLC and Musicow Asset US, LLC, since May 2024 and oversees its business operations. As of the date of this filing, Musicow Asset US, LLC, our Manager and Administrator, holds a Class A Unit of each series of the Company. Paul Baik is the individual who has voting and dispositive control over the membership interests held by Musicow Asset US, LLC. Therefore, Paul Baik effectively has control over the Company, which could lead to a conflict of interest where Mr. Baik’s interests do not align with those of ordinary members of the Company. The fact that Paul Baik holds multiple leadership roles gives him substantial influence over the Company’s strategic and operational decisions. This concentration of power could lead to situations where decisions are made in a manner that prioritizes his personal or affiliated interests over those of ordinary members or holders of Royalty Shares. Consequently, in scenarios where his interests diverge from the broader member base, there is a heightened risk that the outcomes may not be aligned with the best interests of all members or holders of Royalty Shares. Additionally, because there is limited independent oversight of his decisions, ordinary members and holders of Royalty Shares might have little recourse if conflicts of interest arise, potentially impacting the Company’s overall governance and financial performance.

Should we lose the services of Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, our financial condition may be negatively impacted.

Our future depends on the continued contributions of Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, who would be difficult to replace. The services of Mr. Baik are critical to the management of our business and operations. Additionally, we do not maintain key man life insurance on Mr. Baik. Should we lose the services of Mr. Baik and be unable to replace his services with equally competent and experienced personnel, our operational goals and strategies would likely be adversely affected, which will negatively affect the Company.

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Holders of Royalty Shares cannot be assured of the Manager’s continued services, the discontinuance of which may be detrimental to the Company.

Holders of Royalty Shares cannot be assured that the Manager will be willing or able to continue to serve for any length of time as Manager of the Company pursuant to the Operating Agreement. If the Manager discontinues its activities on behalf of the Company and a substitute manager is not appointed, the Company may experience substantial disruption to its business operations.

Appointment of a substitute administrator will not guarantee the Company’s undisrupted operation. Because a substitute administrator may have no experience managing the administration of a music royalty investment vehicle and providing other related management services, a substitute administrator may not have the experience, knowledge or expertise required to ensure that the Company will operate successfully or continue to operate at all.

Holders of Royalty Shares may be adversely affected by the lack of independent advisers representing them.

The Company has consulted with counsel, accountants and other advisers regarding the formation and operation of the Company. No counsel was appointed to represent investors in connection with the formation of the Company or the establishment of the terms of the Subscription Agreement and the Royalty Shares. Moreover, no counsel has been appointed to represent holders of Royalty Shares in connection with an investment in the Royalty Shares. Accordingly, an investor should consult his, her or its own legal, tax and financial advisers regarding the desirability of an investment in the Royalty Shares. Lack of such consultation may lead to an undesirable investment decision with respect to investment in the Royalty Shares.

Currently, the roles of Manager and Administrator are vested in a single entity, Musicow Asset US, LLC, which also currently holds all the equity interest of the Company in the form of a Class A Unit of each established series, which creates certain risks.

Each series will have an Administrator to handle its daily operations, although the Series Manager(s) retain overall authority over the series, its assets, and its activities. At this time, the roles of Manager and Administrator are vested in a single entity, Musicow Asset US, LLC, which also currently holds all the equity interest of the Company in the form of Class A Units of each established series which creates the following risks:

●	Concentration of Control: The dual role of the Manager and Administrator being held by a single entity results in a significant concentration of control. This arrangement will limit the ability of holders of Royalty Shares to influence the management and strategic direction of each series within the Company. Decisions regarding the operation, investment, and distribution policies may be made with the interests of the controlling entity taking precedence over those of other holders.

●	Potential Conflicts of Interest: The alignment of management, administrative responsibilities, and equity interest in a single entity may give rise to conflicts of interest, particularly in decisions that could affect the valuation of Royalty Shares. While the Company endeavors to operate in a manner that is fair and equitable to all holders, there is an inherent risk that decisions could be made that disproportionately benefit the Manager or Administrator entity, especially in scenarios involving financial distress or the liquidation of assets.

●	Operational Risk: The effectiveness of the Company’s operations is heavily dependent on the performance and decision-making of the single entity serving as both Manager and Administrator. This concentration of operational roles means that any adverse developments affecting this entity’s capacity to fulfill its duties, whether due to financial, legal, or reputational issues, could significantly impact the Company’s overall performance and the value of Royalty Shares.

●	Governance and Oversight: The structure may also impact the governance and oversight mechanisms typically in place to protect investors’ interests. The unique position of the Manager and Administrator entity could make it challenging to implement checks and balances that ensure transparent and accountable management practices, thereby increasing the risk to holders of Royalty Shares.

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●	Investor Consideration: Potential investors in Royalty Shares should carefully evaluate the implications of the concentrated control and ownership structure. Although the Series LLC format offers flexibility and segregation of assets and liabilities among different series, the centralization of control in a single entity necessitates thorough due diligence and consideration of the governance structures in place to safeguard investors’ interests.

The Company’s structure and strategy are designed to maximize operational efficiency and strategic focus. However, the concentration of control and ownership in the Manager and Administrator entity introduces specific risks that could affect the attractiveness and performance of the Royalty Shares being offered. Potential investors are advised to consider these factors in conjunction with the overall merits of the investment opportunity.

DILUTION

The Company is currently only offering Royalty Shares to the public in the series Offerings at the offering prices specified in this Offering Circular. The Company may issue additional Royalty Shares in the future, with such additional Royalty Shares corresponding to certain additional Income Interests that the Company may acquire in the future. Since any additional Royalty Shares issued in the future will correspond with the Company’s proportionate acquisition of such Income Interests, any such future issuance of Royalty Shares will not result in dilution to any investors associated with the series Offerings.

PLAN OF DISTRIBUTION

We are offering Royalty Shares of each of the series of the Company in the “Royalty Shares Offering Table” beginning on page 4 of this Offering Circular. Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive Royalty Share Payments, which are a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series. Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

The Company is seeking to qualify an amount of Royalty Shares that it reasonably expects to be able to sell within two (2) years from the date of initial qualification, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. The Company reserves the right to terminate the Offering for any reason at any time prior to the final closing.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the Offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction. The Company will accept or reject each subscription application within fifteen (15) days of receiving such subscription application.

To the extent that the funds are not ultimately received by us or are subsequently withdrawn by the subscriber, whether due to an ACH chargeback or otherwise, the Subscription Agreement will be considered terminated, and the subscriber will not be entitled to any Royalty Shares subscribed for or distributions of revenue related thereto that may have accrued. Such subscriber may further be restricted from using the Musicow Platform, as determined in our sole discretion.

The Company is selling the Royalty Shares directly through the Musicow Platform and is not selling the Royalty Shares or soliciting investors through commissioned sales agents or broker-dealers on a “best efforts” basis. No other affiliated entity involved in the offer and sale of the Royalty Shares is currently a member firm of the FINRA and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Royalty Shares. In conducting this offering, associated persons of the Company, including its Manager, its manager, and their respective officers and employees, which is acting as a statutory underwriter, intend to rely on the exemption from (securities) broker registration requirements provided in the Exchange Act Rule 3a4-1 (the “Issuer Exemption”). Where appropriate, in order to conduct the Offering, the Company intends to register with state securities regulators as an Issuer-Dealer or register one or more of its associated persons, including the Manager. its manager, and its officers and employees, where required, with state securities regulators as an Issuer-Agent.

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Notwithstanding, the Manager has engaged Rialto as the Broker of Record for this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the Broker of Record, and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Royalty Shares. We have agreed to pay Rialto a Broker of Record fee of 1% of gross Offering proceeds. This fee will be paid by our Manager.

Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker. Our Manager, and its manager, officers and employees satisfy the requirements of Rule 3(a)4-1 in that:

●	They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his or her participation;

●	They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

●	They are not, at the time of their participation, an associated person of a broker-dealer; and

●	They meet the conditions of Paragraph (a)(4)(iii) of Rule 3(a)4-1 of the Exchange Act, in that they will restrict their participation to any one or more of the following activities: (A) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided however, that the content of such communication is approved by a partner, officer or director of the issuer; (B) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in an Offering Statement filed under the Securities Act of 1933, as amended, or other offering document; or (C) performing ministerial and clerical work involved in effecting any transaction.

As long as we satisfy all of these conditions, we believe that we satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.

The Manager. its manager, and its officers and employees will sell the Royalty Shares being offered pursuant to this Offering. Regulation M prohibits us and our officers and employees, as well as our Manager and its officers and employees, from certain types of trading activities during the time of distribution of our Royalty Shares. Specifically, Regulation M prohibits our officers and employees from bidding for or purchasing any Royalty Shares or attempting to induce any other person to purchase any Royalty Shares, until the distribution of our Royalty Shares pursuant to this offering has ended.

Pricing the Offering

The offering price per Royalty Share for each series of Royalty Shares offered hereby is set forth in the table presented on the Cover Page of this Offering Circular and as further described in the “Royalty Shares Offering Table” beginning on page 4. The price per Royalty Share was determined by the Company’s Manager, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing Royalty Shares. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price.

Escrow Agent and Investors’ Tender of Funds and Return of Funds

The Company has engaged North Capital Private Securities Corporation, a Delaware corporation as an escrow facilitator (the “Escrow Facilitator”) which will facilitate the escrow with a bank that will act as the escrow agent (the “Escrow Agent”) to hold funds tendered by investors in an escrow account (the “Escrow Account”). The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. After an investor executes a subscription agreement, those funds will not be revocable. We reserve the right to reject any investor’s subscription in whole or in part for any reason. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest.

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Online Subscriptions and Escrow Account

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be offered by the Company and its associated persons through the Musicow Platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Company’s Offering on the Musicow Platform will allow investors to acquire economic exposure to the Company’s contractual rights to Income Interests from the Royalty Sharing Agreement. Through the Musicow Platform, investors can, once they establish a profile, browse and screen potential music royalty investments offered by the Company, view details of an investment, indicate interest in Royalty Shares, receive, review, execute and deliver Subscription Agreements electronically, link a financial account to their Musicow Platform account, and make payment of the purchase price by authorizing a transfer from their Musicow Platform account into the Escrow Account.

The subscriptions, once received, are irrevocable by investors. We reserve the right to reject any investor’s subscription in whole or in part for any reason. On any relevant closing date, the funds in the account will be released to us and the associated Royalty Shares will be issued to the investors in this Offering. Those funds will be available for use in the operations of the Company’s business in a manner consistent with the “Estimated Use of Proceeds” in this Offering Circular. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest.

Royalty Sharing Agreement

Musicow IP, a wholly owned subsidiary of Musicow US, will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement, and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series Offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the Broker of Record equal to 1% of the gross Offering proceeds.

Broker of Record Services

Engagement Agreement with Rialto Markets LLC

On December 17, 2024, the Company entered into a Broker of Record Engagement Agreement (the “Engagement Agreement”) with Rialto, a Delaware Limited Liability Company and member of FINRA, to engage Rialto as the Broker of Record of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker of record, and is not being engaged to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Royalty Shares.

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Pursuant to the Engagement Agreement, Rialto agreed to provide the Company with the following services relating to the Offering referred to together as the “Services”:

●	reviewing anti-money laundering (AML) and know your customer (“KYC”) checks on all investors;
●	reviewing collection and review of verification of status of purchasers as accredited investors within the meaning of Regulation D promulgated under the U.S. Securities Act of 1933, as amended, if applicable;
●	technology provision and integration between Rialto, the Company, and other third parties, if applicable;
●	coordination with the registered transfer agent of the Company, if applicable;
●	coordination with the Escrow Agent of the Company for funds raised, if appliable;
●	coordination with the Company’s legal counsels;
●	acting as Broker of Record for securities offered by the Company on an alternative trading system to facilitate the exchange of securities on the secondary market; and
●	providing other financial advisory services normal and customary for similar transactions and/or as may be mutually agreed upon by Rialto and the Company.

As compensation for the services to be provided pursuant to the Engagement Agreement, the Manager agreed to pay Rialto a broker of record services of 1% of notional value raised to be paid upon completion of the offering. This fee will be paid by the Company’s Manager. The Company also agreed to reimburse Rialto for its reasonable out-of-pocket costs and expenses incurred in connection with the services to be rendered by Rialto and Rialto agreed to obtain the Company’s prior written approval for (i) any single expense in excess of $2,500, or (ii) total expenses in excess of $5,000.

The term of the Engagement Agreement is from the date of entry until (i) mutual termination by the parties (ii) termination by any party upon ninety (90) calendar days’ notice or (iii) immediately by any party for “cause.” “Cause,” includes a material breach of the Engagement Agreement that is not cured within ten (10) calendar days, a party receives a criminal conviction, becomes insolvent or a foreclosure agent or insolvency administrator has been appointed over any of its assets or any party commits fraud, willful misconduct, gross negligence or willful default.

Technology Services

The Company has engaged North Capital Investment Technology, Inc. (the “Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the use of its cloud-based software-as-a-service platform on which to conduct the Offering and additional technical integration services. The Company will pay certain itemized technology fees to the Technology Agent for these services, including TransactAPI, facilitation of third-party payment processing services, identity verification services (including, without limitation, know-your-customer and anti-money laundering review fees, background checks, US or non-US person status, and review of business entity status), and other consulting services in relation thereto.

The Technology Agent is not participating as an underwriter or placement agent of the Offering and will not solicit any investment in the Company, recommend the Company’s securities, or provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to investors.

Transfer Agent and Registrar

The Company has also engaged KoreTransfer USA LLC (the “Transfer Agent”) to act as the Transfer Agent and Registrar for the Company. The Transfer Agent will maintain a record of ownership of Royalty Shares for each Series, including contact information of all registered holders of Royalty Shares and maintain a record of the transfer, issuance and cancellation of any and all Royalty Shares. The Transfer Agent’s address is 1 World Trade Center, Suite 8500, New York, NY 10007. The Transfer Agent’s phone number is 1-888-312-4247.

Book-Entry Records of Royalty Shares

Ownership of the Royalty Shares will be represented in “book-entry” only form directly in the name of the respective owner of the Royalty Shares and shall be recorded by the Company and no physical certificates shall be issued, nor received, by the Company or any other person.

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ERISA Considerations

Special considerations apply when contemplating the purchase of the Royalty Shares on behalf of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, and entities whose Music Assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). A person considering the purchase of the Royalty Shares on behalf of a Plan is urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons, although no Royalty Shares will be sold to any Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

Foreign Regulatory Restrictions on Purchase of the Royalty Shares

We have not taken any action to permit a public offering of the Royalty Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of Royalty Shares and the distribution of the prospectus outside the United States.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Royalty Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, which we refer to as the “Securities Act.”). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Royalty Shares offered hereby are offered and sold only to “qualified purchasers” or at a time when the Royalty Shares are listed on a national securities exchange. “Qualified purchasers” include:

●	“accredited investors” as defined in Rule 501(a) of Regulation D of the Securities Act; and

●	all other investors so long as their investment in the Royalty Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Investment Amount Limitations

The maximum investment amount per investor in any series is 25 percent of the total offering amount in respect of such series. The minimum investment amount per investor in any series is one Royalty Share. We reserve the right to reject any subscription or decrease the maximum purchase restriction in our sole and absolute discretion on a case-by-case basis. Accordingly, investors should not assume that the stated maximum investment restriction will be applied uniformly to all investors. The subscriptions, once received, are irrevocable by investors. We reserve the right to reject any investor’s subscription in whole or in part for any reason. There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. The Company has engaged the Escrow Facilitator which will facilitate the escrow with the Escrow Agent to hold funds tendered by investors in the Escrow Account. The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest. For any employees of the Company or its affiliates, the following investment limitations will apply: (i) no more than 5% of the total Royalty Shares for each series offering per such employee and (ii) no more than 25% of the total Royalty Shares for each series offering in the aggregate for all such employees.

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Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an accredited investor, an “accredited investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an accredited investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse or spousal equivalent in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse or spousal equivalent, exceeds $1,000,000 at the time you purchase Royalty Shares (please see below on how to calculate your net worth);

(iii)	You are a director, executive officer or general partner of the issuer or a director, executive officer, or general partner of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, or limited liability company, not formed for the specific purpose of acquiring the Royalty Shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an investment advisor registered pursuant to the Investment Advisers Act of 1940 or registered pursuant to the laws of a state, an investment advisor relying on the exemption of registering with the SEC under the Investment Advisers Act of 1940, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, or a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act, or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Royalty Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Royalty Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if an employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix)	You are an entity, of a type not listed in the above paragraphs (iv), (v), (vi), (vii), or (viii), not formed for the specific purpose of acquiring the Royalty Shares, owning investments in excess of $5,000,000;

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(x)	You are a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

(xi)	You are a “family office,” as defined by the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, and is not formed for the specific purpose of acquiring the Royalty Shares, and your prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xii)	You are a “family client,” as defined under the Investment Advisers Act of 1940, of a family office meeting the requirements in the above paragraph (xi), and your prospective investment in the issuer is directed by such family office pursuant to the above paragraph (xi).

Offering Period and Expiration Date

Our series Offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of Royalty Shares of a series may happen sporadically over the term of the Offering. We will commence the sale and ongoing offering of each series of Royalty Shares on the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Company will conduct the Offering on a continuous ongoing basis upon qualification and may close sales of each series of the Royalty Shares to investors on an ongoing, continuous basis. The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Throughout this Offering Circular, we have assumed multiple closings and refer to the “final closing” as the last such closing. The Company is seeking to qualify an amount of Royalty Shares that it reasonably expects to be able to sell within two (2) years from the date of initial qualification, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. The Company reserves the right to terminate this Offering for any reason at any time prior to the final closing.

Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the Broker of Record equal to 1% of the gross Offering proceeds.

There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. The Company has engaged the Escrow Facilitator which will facilitate the escrow with the Escrow Agent to hold funds tendered by investors in the Escrow Account. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. We reserve the right to terminate a series offering for any reason at any time prior to the final closing of such series Offering. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest.

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About the Musicow Platform

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform, the Musicow Platform, located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any Royalty Shares in this Offering, you should visit the Musicow Platform website at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play, and follow the links and procedures described on the website. The website will direct you to receive (upon your acknowledgement that you have had the opportunity to review this Offering Circular), review, execute and deliver the subscription agreement electronically. The Musicow Platform provides a secure portal to enable you to subscribe as follows:

You will be required to provide basic identifying information, including your name, email address, phone number, and to establish a password, after which you will be prompted to continue to the next screen. After that, the Company will send you an email requesting you to click a link that verifies your email address and confirms that you created your profile.

You will then be presented with a link to the Offering Circular (and any post qualification supplements or amendments, if applicable) and basic information about the series offering, including a description of the relevant Music Asset and the maximum aggregate offering amount.

You will be requested to input and confirm the dollar amount of your proposed subscription.

You will then be prompted to select whether you are investing yourself or through an entity, trust or joint account.

After a prompt to continue, you will be requested to select a payment method, including: (i) linking a bank account to facilitate payment through the Automated Clearing House, or ACH, (ii) federal funds wire transfer or (iii) transfer from an IRA account.

(a) ACH. If you choose to link your bank account, you will be requested to select your bank among a directory of banks and you will be prompted to provide your bank user name and password and to select the particular account. You may also confirm your bank account by confirming micro deposits in lieu of using your user name and password.

(b) Wire Transfer. If you choose to pay by wire transfer, you will be provided with the Escrow Account number, routing number and bank address, along with a unique identifying code that will enable us to match the incoming wire transfer with your subscription.

After payment is complete, you will be directed to review and execute a copy of the subscription agreement, which contains an active hyper-link to the Operating Agreement for the Company and is self-populated with your name, address, telephone number, subscription amount and method of payment.

Next, you will be requested to complete certain special reporting obligations questions. Then, you must verify your identity and you will be presented with an active hyperlink to a Customer ID Program Notice which describes the identification information you need to provide. You will be prompted to provide us with your address, date of birth and your social security or tax identification number. You will also be asked: (i) whether you are an accredited investor (with appropriate definitions provided) and if not, you will be asked to confirm that your investment will be less than 10% of your net worth or annual gross income; (ii) whether you or anyone in your household is associated with a FINRA member, securities exchange, self-regulatory organization or the SEC; and (iii) whether you or anyone in your household or immediate family is a 10% shareholder, officer, or member of the board of directors of a publicly traded company

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After your identity is cleared against certain governmental terrorist watch lists and lists designed to prevent or deter money-laundering, you will be presented with a confirmation of your accepted subscription. Investors selecting ACH or wire transfer will receive an email that payment has been initiated and a follow-up email indicating that the payment has been received by the issuer.

You will receive an email confirmation indicating the amount of your subscription, along with a fully executed copy of the subscription agreement, which will be time and date stamped, for your records.

You will then be presented with a screen requesting certain tax exemption status information that will be used, along with other information previously provided, to populate a Form W-9 (Request for Taxpayer Identification Number and Certification) or W-8 (International), as applicable.

Lastly, you will be directed to a “My Account” screen that summarizes the status of your subscription, order history, whether or not shares have been issued, profile information, tax documents and active hyperlinks to the Subscription Agreement and Operating Agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

Investors may be required to pay certain payment processing costs, which shall be clearly outlined prior to payment by the investor and shall be no greater than 0.15% for fees such as ACH transfer fees. However, if funds need to be returned to investors via check or wire transfer, or in cases of ACH failures or chargebacks, additional fees may apply but will be no greater than $1.50 per failure/return and $50.00 per reversal/chargeback.

There will be a separate closing or closings with respect to each series Offering. The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. There is no minimum amount of Royalty Shares of any series that needs to be sold in order for funds to be released to the Company and for a series Offering to close. The Company has engaged the Escrow Facilitator which will facilitate the escrow with the Escrow Agent to hold funds tendered by investors in the Escrow Account. We reserve the right to terminate a series offering for any reason at any time prior to the final closing of such series Offering. If there is no initial closing of a series Offering, if a subscription is rejected by the Company, or if funds remain in the Escrow Account upon termination of a series Offering without any corresponding closing, the funds deposited in the Escrow Account will be promptly returned to subscribers, without deduction and without interest.

You will be required to represent and warrant in your subscription agreement that you are an Accredited Investor as defined under Rule 501 of Regulation D or that your investment in the Royalty Shares does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the Royalty Shares for your own account and that your rights and responsibilities regarding your Royalty Shares will be governed by our Operating Agreement, a copy of which has been filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the Escrow Account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. The Escrow Agent will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. The initial closing of a series Offering will take place after 30 days have elapsed since the commencement of such series Offering. After the initial closing of a series Offering, the Company may undertake one or more additional closings of such series on a rolling basis. The subscriptions, once received, are irrevocable by investors. Upon each closing under the terms as set out in this Offering Circular, funds will be immediately transferred to us. Those funds will be available for use in the operations of the Company’s business in a manner consistent with the “Estimated Use of Proceeds” in this Offering Circular.

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Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Royalty Shares.

In order to purchase Royalty Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he, she or it is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Restrictions

Notice to prospective investors in Canada

The Offering of the Royalty Shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Royalty Shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Royalty Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Royalty Shares are offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Royalty Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Royalty Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Royalty Shares may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Prospectus Directive,

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provided that no such offer of Royalty Shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Royalty Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Royalty Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Royalty Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Royalty Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This Offering Circular has been prepared on the basis that any offer of Royalty Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Royalty Shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Royalty Shares which are the subject of the Offering contemplated in this Offering Circular may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Royalty Shares in circumstances in which an obligation arises for us to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Royalty Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Royalty Shares to be offered so as to enable an investor to decide to purchase or subscribe the Royalty Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Monaco

The securities may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus supplement may only be communicated to (i) banks and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus supplement to potential investors.

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Notice to Prospective Investors in Switzerland

The Royalty Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Royalty Shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this Offering, our Company, the Royalty Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Royalty Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Royalty Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Royalty Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This Offering Circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering Circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Offering Circular nor taken steps to verify the information set forth herein and has no responsibility for the Offering Circular. The Royalty Shares to which this Offering Circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Royalty Shares offered should conduct their own due diligence on the Royalty Shares. If you do not understand the contents of this Offering Circular you should consult an authorized financial advisor.

Notice to Prospective Investors in Qatar

The securities described in this prospectus supplement have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus supplement has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus supplement is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

This prospectus supplement may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

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Notice to Prospective Investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israel Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. The Royalty Shares will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such shares, and distribute this prospectus to investors listed in the first addendum, or the Addendum, to the Israel Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors are required to complete and sign a questionnaire to confirm that they fall within the scope of the Addendum. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israel Securities Law

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This Offering Circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Royalty Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Royalty Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Royalty Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Royalty Shares must observe such Australian on-sale restrictions.

This Offering Circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Offering Circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This Offering Circular does not constitute a public offer of the Royalty Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Royalty Shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Royalty Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

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Notice to Prospective Investors in Hong Kong

The Royalty Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Royalty Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Royalty Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Royalty Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Korea

The securities have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the securities have been and will be offered in Korea as a private placement under the FSCMA. None of the securities may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the securities shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the securities. By the purchase of the securities, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the securities pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the securities, as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus supplement is subject to Malaysian laws. This prospectus supplement does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

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Notice to Prospective Investors in Singapore

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Royalty Shares may not be circulated or distributed, nor may the Royalty Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Royalty Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Royalty Shares pursuant to an offer made under Section 275 of the SFA except:

(a) To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) Where no consideration is or will be given for the transfer;

(c) Where the transfer is by operation of law;

(d) As specified in Section 276(7) of the SFA; or

(e) As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Royalty Shares) Regulations 2005 of Singapore.

Notice to Prospective Investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Chile

These securities are privately offered in Chile pursuant to the provisions of Law 18,045, the Securities Market Law of Chile, and Norma de Carácter General No. 336 (“RULE 336”), dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (“SVS”), the Securities Regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.

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Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:

1.	the initiation of the offer in Chile is November 2, 2021.

2.	the offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

3.	the offer refers to securities that are not registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry) of the SVS and therefore:

a.	the securities are not subject to the oversight of the SVS; and

b.	the issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

The securities may not be publicly offered in Chile unless and until they are registered in the Securities Registry of the SVS.

Notice to Prospective Investors in Mexico

The offering of securities made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of securities of the Company with the Mexican National Registry of Securities. The securities described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.

Notice to Prospective Investors in Brazil

The Royalty Shares have not been and will not be registered with the Securities Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of the Royalty Shares in Brazil is not legal without prior registration under Law No. 6,385 of December 7, 1976, as amended, and Instruction No. 400, issued by the CVM on December 29, 2003, as amended. Persons wishing to offer or acquire the Royalty Shares within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Argentina

The Royalty Shares have not been and will not be registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. Persons wishing to offer or acquire the Royalty Shares within Argentina should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Peru

The Royalty Shares have not been, and will not be, registered with or approved by the Superintendency of the Securities Market (Superintendencia del Mercado de Valores) or the Lima Stock Exchange (Bolsa de Valores de Lima). Accordingly, the Royalty Shares cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru. Persons wishing to offer or acquire the Royalty Shares within Peru should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Ecuador

The Royalty Shares have not been registered with or approved by the Superintendency of Companies, Securities and Insurance of Ecuador. The Royalty Shares are therefore not eligible for advertising, placement or circulation in Ecuador. Persons wishing to offer or acquire the Royalty Shares within Ecuador should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

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Notice to Prospective Investors in Colombia

Neither this Offering Circular nor the Royalty Shares have been reviewed or approved by the Financial Superintendency of Colombia (the “FSC”) or any other governmental authority in Colombia, including the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) nor has the Company or any related person or entity received authorization or licensing from the FSC or any other governmental authority in Colombia to market or sell Royalty Shares within Colombia. Colombian eligible investors acknowledge Colombian laws and regulations (in particular, foreign exchange, securities and tax regulations) applicable to any transaction or investment consummated in connection with an investment in the Royalty Shares and represent that they are the sole liable party for full compliance with any such laws and regulations. In addition, Colombian investors acknowledge and agree that the Company will not have any responsibility, liability or obligation in connection with any consent, approval, filing, proceeding, authorization or permission required by the investor or any actions taken or to be taken by the investor in connection with the offer, sale or delivery of the Royalty Shares under Colombian law.

Notice to Prospective Investors in Costa Rica

The investor accepts that the security offered has no negotiation market and may not be offered through any media or any other way of publicity that could be interpreted by the Costa Rican governmental authorities as a public offer. Persons wishing to offer or acquire the Royalty Shares within Costa Rica should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Dominican Republic

The information provided herein does not constitute investment advice, and is not an offer to sell or a solicitation to buy any security or investment product in your jurisdiction. No security product is offered or will be sold in any jurisdiction in which such offer or sale would be unlawful under the securities, or other laws of such jurisdiction. Some products may not be available in all jurisdictions. Persons wishing to offer or acquire the Royalty Shares within Dominican Republic should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the securities in South Africa. Accordingly, this prospectus supplement does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The securities are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

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Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus supplement should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

USE OF PROCEEDS TO ISSUER

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. The allocation of the net proceeds from this Offering set forth below represents our intentions based upon our current plans and assumptions regarding the Royalty Rights to be obtained from the Royalty Sharing Agreement and the issuance of Royalty Shares. Many of the amounts set forth in the table below represent our best estimate since they cannot be precisely calculated at this time. As the proceeds raised in this Offering primarily will be used to purchase the Royalty Rights described herein (subject to the payment of any disclosed offering expenses), we do not anticipate that the amount of Royalty Shares sold in this Offering will change our use of proceeds in any material way.

Musicow IP will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company. Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series Offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series Offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the Broker of Record equal to 1% of the gross Offering proceeds. This Offering is a “best-efforts” offering, which means we are only required to use our best efforts to sell our Royalty Shares offered in this Offering and there is no guarantee that any minimum amount of Royalty Shares will be sold. The Company reserves the right to modify the use of proceeds.

The offering price per Royalty Share for each series of Royalty Shares offered hereby is set forth in the table presented on the Cover Page of this Offering Circular and as further described in the “Royalty Shares Offering Table” beginning on page 4. The price per Royalty Share was determined by the Company’s Manager, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing Royalty Shares. As all fees in connection with the Offerings are to be paid by Musicow Asset US, LLC, the Company’s Manager, the gross proceeds of each series Offering will equal the net proceeds.

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Aggregate Net Proceeds from Royalty Shares	Acquisition Costs(1)(3)(4)	Operating, Organizational and Offering Costs(5)(6)
$ 143,380.00 (2)	$116,827.13	$26,552.87(7)

(1)	The Purchase Agreements were negotiated at arm’s length. The Royalty Sharing Agreement and amendments thereto were not negotiated at arm’s length.

(2)	The Company is offering to sell to investors each of the series of Royalty Shares set forth in the “Royalty Shares Offering Table” beginning on page 4 and has aggregated each Offering of a series of Royalty Shares for presentation of the aggregate use of proceeds of all such Offerings in this table. Please see the “Royalty Shares Offering Table” beginning on page 4 for the details of each series of Royalty Shares offered hereby, including the number of Royalty Shares offered of each series, the price per Royalty Share of each series and the maximum amount that may be raised by the offering of each series of Royalty Shares.

(3)	Musicow IP has entered into Purchase Agreements to acquire Income Interests relating to certain Music Assets. Each of the Income Interests that may be acquired pursuant to the Purchase Agreements corresponds to a particular series of Royalty Shares. The Company will provide the proceeds from this Offering to Musicow IP to acquire only those Income Interests that correspond to the series of Royalty Shares that are sold in this Offering.

(4)	The Company does not pay any sourcing, acquisition or related fees to Musicow IP or any other entity for any activities related to sourcing Income Interests from Income Interest Owners. The Acquisition Costs in the above table refer solely to the portion of the Purchase Price to be paid for Musicow IP’s assignment to the applicable series of the Royalty Rights. See “Royalty Sharing Agreement” on page 47 for additional information. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the Broker of Record equal to 1% of the gross Offering proceeds. This administrative fee payable to the Manager is estimated to be $294.00.

(5)	Through December 31, 2024, the Company received funding contributions totaling $47,200 from its Manager which includes $37,220 of deferred offering costs and $9,980 of operating expenses. Offering costs consist of costs related to legal, accounting, technology services, escrow and compliance for executing the series offering. Operating expenses consist of organizational expenses such as formation costs and professional fees. The Company will partially reimburse the Manager/Administrator for ordinary and necessary costs it incurs in connection with our organization and the offering of Royalty Shares in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. The remaining organizational and offering costs will be borne by the Manager/Administrator and will not be reimbursed.

(6)	The organizational and offering costs presented in this table are not the maximum aggregate organizational and Offering costs; instead it is the amount that the Company will reimburse the Manager/Administrator for ordinary and necessary costs it incurs in connection with our organization and the offering of Royalty Shares in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. The remaining organizational and offering costs will be borne by the Manager/Administrator and will not be reimbursed.

(7)	Of the $143,380.00 aggregate net proceeds from the sales of the Royalty Shares, $116,827.13 will be used to pay a portion of the Purchase Price to be paid for Musicow IP’s assignment to the applicable series of the Royalty Rights and $26,552.87 will be used to reimburse the Manager/Administrator for ordinary and necessary costs it incurs in connection with our organization and the offering of Royalty Shares in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. The $26,552.87 will be allocated as follows: 80% going to offering costs and 20% going to operating expenses which include organizational costs.

DESCRIPTION OF BUSINESS

Overview

We were formed as a Delaware Series Limited Liability Company on August 2, 2024. The Company was formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams, referred to as Income Interests, related to or derived from master recordings and musical compositions referred to as Music Assets and each a Music Asset pursuant to certain Asset Purchase Agreements (including, without limitation, the schedules, exhibits and amendments thereto) described in this Offering Circular; the rights under the Purchase Agreements are referred to as the Royalty Rights. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right. the Royalty Shares to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table, to investors in a best-efforts series Offering of securities pursuant to Regulation A of the Securities Act.

Musicow IP is a Delaware limited liability company which is a wholly owned subsidiary of Musicow US, which is a Delaware corporation, will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

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Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares, less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, referred to as the Royalty Share Payments. Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

The Company is managed by its sole member, Musicow Asset US, LLC, a Delaware limited liability company. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering. The Company will have no employees and the Manager, in its capacity as the sole member and manager of the Company and pursuant to the Company’s operating agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers.

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform, the Musicow Platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and a Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement. Royalty Rights provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

The Music Assets

A given musical asset, such as a composition or sound recording, is generally comprised of two copyrights: (1) the musical composition copyright and (2) the sound recording copyright. Typically, there are multiple people or entities that own and control portions of both the musical composition copyright and the sound recording copyright, including recording artists, songwriters, publishers, record labels, and investment firms and/or funds, and/or others.

Each copyright in a given song generates separate and distinct revenue streams for the copyright owner. Just as with copyright ownership, multiple people and entities typically own and control an Income Interest related to or derived from a Music Asset. Income Interests are generated by various sources.

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As described further below, Musicow IP will purchase an Income Interest Owner’s Income Interests and accordingly will have the right to collect and receive a portion of the Income Interests related to or derived from a given set of Music Assets (i.e., the Royalty Rights). The Company will enter into a Royalty Sharing Agreement with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company. Each series of Royalty Shares will correspond to specific Royalty Rights, and the Company shall distribute Royalty Share Payments related to such Royalty Rights to the holders of the corresponding series of Royalty Shares on a pro rata basis (less any fees and expenses as further described herein).

The Company and Royalty Shares

The Royalty Rights to Music Assets that we acquire through the Royalty Sharing Agreement will be held by a separate series of the Company and a series may hold Royalty Rights to one or more than one Music Asset.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company to which the obligation is attributed.

The Royalty Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A holder of Royalty Shares will not have the statutory rights normally associated with the ownership of shares of a corporation or membership interests in a limited liability company. The Royalty Shares do not entitle their holders to any voting rights, conversion, pre-emptive rights, redemption rights or, except as discussed below, any rights to distributions. In addition, the Royalty Shares do not entitle holders to any copyrights or administration and/or distribution rights in and to the applicable Music Assets, or any other related intellectual property or physical goods (such as albums, album artwork and other merchandise). The purchase of Royalty Shares is an investment only related to the monies flowing from that particular Royalty Right of the Company and does not create any rights to payments from any other Royalty Rights of the Company.

Royalty Shares represent the contractual right to receive a specified portion of Income Interests we receive that relate to the Royalty Rights of a specific Music Asset. The Company, through its Manager, will manage all entity-level administrative services relating to the Royalty Sharing Agreement, the Royalty Shares, and each series of the Company and the Company. Royalty Shares are being issued to provide investors in this Offering with economic exposure to the corresponding Royalty Rights held by the applicable series of the Company, less expenses and other liabilities of the applicable series of the Company and the Company. The Royalty Shares are intended to provide investors with a convenient way to obtain indirect exposure to Royalty Rights.

The Company will not conduct any business activities except for activities relating to an investment in, and maintenance and promotion of the Royalty Rights and the offering, issuance, and servicing of Royalty Shares. Besides the income derived from the Royalty Sharing Agreement, and any ongoing fees collected from our servicing of the Royalty Shares, we do not expect to generate any material amount of revenues or cash flow.

The Company will not operate a redemption program for the Royalty Shares. Royalty Shares are not redeemable by the Company. Because the Company will not operate a redemption program, there can be no assurance that the value of the Royalty Shares will reflect the value of the Royalty Rights, or the underlying Music Asset or compilation of Music Assets (as applicable), that such series of Royalty Shares relates to, and, in the event a trading market for the Royalty Shares develops, the Royalty Shares may trade at a substantial premium over, or discount to, the value of the Royalty Rights or the underlying Music Assets per Royalty Share. The Royalty Shares may also trade at a substantial premium over, or a substantial discount to, the value of the Royalty Rights or the underlying Music Assets per Royalty Share as a result of a number of reasons currently unforeseeable.

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Distributions

All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated custodial bank account and generally distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company will declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares. The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee, which will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account. Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

About the Musicow Platform

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform, the Musicow Platform, located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

Manager, Administrative Services and Expenses

The Company’s Operating Agreement designates the Manager as the managing member of the Company for purposes of the Delaware LLC Act. The Manager, in its capacity as the sole member and Manager of the Company and pursuant to the Operating Agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers. The Administrator of each series pays organizational and Offering-related costs of the series on our behalf in connection with the offering of Royalty Shares, as well as other costs and expenses on our behalf. See “Use of Proceeds to Issuer,” “Management,” “Management Compensation” and “Costs and Expenses” for further details.

Compensation to be paid to Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time. The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee, referred to as the Administrative Fee. The Administrator will cover all offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series Offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

Compensation to be paid to Manager

The Company is a manager-managed limited liability company. As the designated Manager, Musicow Asset US, LLC, is responsible for overall management. The Manager will receive an administrative fee for the Manager’s support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Sharing Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

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Purchase Agreements

Musicow IP, a wholly owned subsidiary of Musicow US, Inc., will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets from the Income Interest Owners.

Purchase Agreement for Underlying Copyrights

Musicow IP will enter into one or more Purchase Agreements with Income Interest Owners to purchase the underlying copyrights from the Income Interest Owners (referred to as the “Music Asset”) and will then assign only the Royalty Rights to the Music Asset to the applicable series of the Company. The Music Asset includes

(1) an ownership interest in, and exclusive administration rights in and to a one hundred percent (100%) interest, of all of the Income Interest Owners’ present and future right, title and interest throughout the universe in and to each and every composition, as set forth on the exhibit to the Purchase Agreement (the “Composition”);

(2) all exclusive administration rights therein; and

(3) one hundred percent (100%) of the writer’s share of income from the Compositions (referred to hereafter as the “Writer’s Share”), including without limitation, all right, title and interest in and to the entire share of all money or consideration, or any portion thereof, whether received by the Income Interest Owners on or after the date of entry into the Purchase Agreement (regardless of when earned), from or related to any Composition, and from any and all sources, including, without limitation, performance, mechanical, synchronization, print, digital and any and all other income sources, both domestic and non-domestic, whether now known or hereafter devised, and expressly including without limitation, the Writer’s Share of: (x) performance income from BMI/SESAC/ASCAP or any other performing rights organization, and (y) “small” public performance monies derived from the exploitation of any Composition.

Pursuant to the Purchase Agreements, the purchase price (“Purchase Price”) for the Music Asset will be a set dollar amount agreed upon between Musicow IP and the Income Interest Owners. The Purchase Price will be paid 10 business days after on the date of entry into the Purchase Agreement (the “Closing Date”).

Any and all royalties, income, earnings and consideration of any nature, kind or description in respect of the Composition received on or after the date of entry into the Purchase Agreement, regardless of when earned, including, without limitation, pipeline income, as well as (but without in any way limiting the foregoing) the publisher’s share and Writer’s Share of publishing monies, shall be solely and exclusively collectible by Musicow IP. Musicow IP will be entitled to retain for its own account one hundred percent (100%) of the publisher’s share and Writer’s Share of any and all income (including, without limitation, mechanical, electronic, synchronization, print and public performance monies and monies from any and all other sources throughout the universe, whether now known or hereafter devised) derived from the Music Asset in the Composition, expressly including the Writer’s Share of “small” public performance monies derived from exploitation of the Composition, whether received from Seller’s applicable performing rights organization or otherwise.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners and (ii) notices for BMI, SESAC, ASCAP, The Harry Fox Agency and other third parties, notifying them that all Royalty Rights are now held by Musicow IP.

Pursuant to the Purchase Agreements, if either party breaches the Purchase Agreements, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreements as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreements provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreements. This indemnity includes legal fees, damages, and other costs.

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Purchase Agreement for Royalty Rights

Musicow IP will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights to Music Assets and the underlying copyrights from the Income Interest Owners. The Royalty Rights will include Income Interests from all revenue sources, such as streaming, performances, mechanical, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or thereafter devised. Income Interests shall expressly include for musical compositions, without limitation, the Writer’s Share of performance income from all sources, including, without limitation, BMI, SESAC, ASCAP, KOMCA or any other applicable performing rights organization and, with respect to any works that are master recordings, without limitation, any streaming, synchronization, performance income from SoundExchange and/or any and all neighboring rights income. The Writer’s Share includes royalties earned by the artist as the composer or lyricist.

Pursuant to the Purchase Agreements, the Purchase Price for the Royalty Rights under the Purchase Agreements will be based on a valuation set by the Manager and accepted by Musicow IP and will be payable within 10 business days, referred to as the Payment Date, after the first business day that is a date ninety (90) days from the commencement of the applicable series Offering of the Royalty Shares relating to the applicable Royalty Rights, referred to as the Issuance Date.

Pursuant to the Purchase Agreements, on the Payment Date, Musicow IP will deduct from the Purchase Price: (i) an amount equal to the royalties received by the Income Interest Owners after the Issuance Date and up to and including after the date on which Musicow IP directly receives the first royalty statement and payment from each payor (e.g., UMG, SoundExchange, Warner-Tamerlane, BMI, etc.), referred to as the Royalties Holdback; (ii) any unrecouped balances; (iii) any and all sums, royalties, income, or other earnings of any nature, kind or description (including pipeline earnings that reduce the outstanding balance, if any, as shown on an accounting statement), earned by, accounted to, credited to, paid to, or received by the Income Interest Owners from and after the Issuance Date through the Payment Date in connection with, under, or relating to the Music Assets referred to as the Post-Issuance Date Pre-Cash Date Receipts; and (iv) the aggregate amounts of any and all amounts owed to third parties by the Income Interest Owners as of the closing date of the Purchase Agreements referred to as the Closing Date that are chargeable against or recoverable from the Royalty Rights relating to the Music Assets or proceeds therefrom, including, without limitation in respect of any outstanding taxes, judgments against the Income Interest Owners, outstanding loans to the Income Interest Owners and any and all unrecouped advances as of the Closing Date referred to as the Offset Amounts.

After the Issuance Date through the date that is the first business day that is twenty-four (24) months after the Issuance Date referred to as the Listing Closing Date, Musicow IP will pay to the Income Interest Owners an amount referred to as the Closing Payment equal to: the Purchase Price for each Music Asset in connection with the Royalty Rights sold on the Musicow Platform as of the Issuance Date minus (i) the Royalties Holdback; (ii) any unrecouped balances; (iii) Post-Issuance Date Pre-Cash Date Receipts; and (iv) the Offset Amounts. Additionally, Musicow IP will be entitled to deduct and withhold from the Purchase Price all taxes that Musicow IP may be required to deduct and withhold under any provision of the Code, or any other applicable tax law rule or regulation. All such withheld amounts will be treated as delivered to the Income Interest Owners.

After the date of entry into the Purchase Agreements and before the Issuance Date, the Royalty Rights with regard to the applicable Music Asset will be collected by the Income Interest Owners, and on or after the Issuance Date, the Royalty Rights will be solely and exclusively collectible by Musicow IP.

Additionally, pursuant to the Purchase Agreements, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the ATS Net Profits Dividends, as further defined below, as and when the same are tendered to the Manager.

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Pursuant to the Purchase Agreements, the Income Interest Owners will agree not to interfere with Musicow IP’s rights to use, modify, or sell the Music Assets, including rights to reassign or fractionalize the Music Assets. The Income Interest Owners will also agree not to make claims on the Music Assets or challenge Musicow IP’s rights, allowing Musicow IP to modify, distribute, and monetize the Music Assets as it sees fit.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners; (ii) notices for BMI, SESAC, ASCAP, and other third parties, notifying them that all Royalty Rights are transferred to Musicow IP; (iii) letters of direction instructing distributors, administrators and royalty collection societies, such as SoundExchange, to redirect payments to Musicow IP; (iv) confirmations from third parties, if applicable, that the Music Assets have been separated from the Income Interest Owners’ catalog accounts;, and (v) an authorization letter granting Musicow IP exclusive audit rights to the Music Assets.

For example, SoundExchange is a non-profit organization that collects and distributes digital performance royalties for sound recordings. When music is played on non-interactive digital platforms (like satellite radio, internet radio, and cable music services), SoundExchange ensures artists and copyright owners are paid. They track plays, collect fees from streaming services, and distribute payments to recording artists, producers, and rights holders.

Pursuant to the Purchase Agreements, if either party breaches the Purchase Agreements, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreements as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreements provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP. If the Income Interest Owners breach the Purchase Agreements, Musicow IP retains the right to seek damages, including attorneys’ fees and costs, even if the breach does not result in immediate termination.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreements. This indemnity includes legal fees, damages, and other costs. If an issue arises, the Income Interest Owners’ liability is capped at the Purchase Price unless there is fraud, in which case no such cap applies.

Royalty Sharing Agreement

The Company will enter into a Royalty Sharing Agreement and amendments thereto with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company. The Royalty Rights will include Income Interests from all revenue sources, such as streaming, performances, mechanical, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or thereafter devised, and expressly include for musical compositions, without limitation, the Writer’s Share of performance income from all sources, including, without limitation, BMI, SESAC, ASCAP, or any other applicable performing rights organization. The Writer’s Share includes royalties earned by the artist as the composer or lyricist. With respect to any works that are master recordings, without limitation, any streaming, synchronization, performance income from SoundExchange or neighboring rights income are included in the Writer’s Share. Pursuant to the Royalty Sharing Agreement, the Company, together with the Manager, will sell fractional Royalty Shares related to these Royalty Rights to investors.

As set forth in the Royalty Sharing Agreement, the Company and the Manager will work with Rialto, a broker-dealer registered with the SEC and a member of FINRA as broker of record to facilitate the sale of the Royalty Shares to investors as well as seek to facilitate the secondary trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the ATS, that is approved by the Company, with Rialto acting as broker of record for such secondary sales as well. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series.

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Additionally, the Royalty Sharing Agreement provides that Rialto will permit the Manager to purchase a class of the Rialto’s securities that will entitle the Manager to revenue stream dividends equal to a range between 25 percent and 50 percent of the net profits of Rialto derived from transaction fees earned by Rialto on account of secondary sales of the Royalty Shares as to which it acts as broker of record referred to as the Broker of Record Net Profits, referred to as the Net Profits Dividends. The agreement with Rialto provides that Rialto will calculate the Net Profits by subtracting from the gross revenues earned by Rialto attributable to such transactions Rialto’s fees plus any verifiable costs incurred by Rialto related to transactions in the Royalty Shares.

The Manager’s share of the Net Profits Dividends will be calculated in accordance with the following schedule:

Total Secondary Trading Volume	Share of Net Amounts
$0 – $1,000,000	50%
$1,000,001 – $3,000,000	51%
$3,000,001 – $5,000,000	52%
$5,000,001 – $10,000,000	53%
$10,000,001 – $20,000,000	54%
> $20,000,000	55%

Upon receipt by the Manager of the Net Profits Dividends, the Manager will deduct from the Net Profits Dividends the Manager’s operating expenses incurred in connection with the secondary transactions that generated the revenues from which the Net Profits were derived and will distribute to the remainder to Musicow IP, in partial payment for Musicow IP’s assignment to the Company of the Royalty Rights to which the Royalty Shares relate. Musicow IP; after deducting its expenses, will split the remaining amount with the Income Interest Owner who owned the copyright(s) that were purchased, in whole or in part, by Musicow IP, in equal proportion.

Determination of Fair Market Value of the Royalty Rights

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement.

In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to, arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value referred to as the Fair Market Value pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on a valuation, the Royalty Sharing Agreement will terminate.

Additionally, the Royalty Sharing Agreement may be terminated as follows: (i) if there is a failure to launch the offering of Royalty Shares within one year of the effective date of the Royalty Sharing Agreement; (ii) if the Manager is unable to secure a partnership with a registered ATS within two years of the effective date to facilitate secondary sales of the Royalty Shares; or (iii) due to a breach of a significant representation, warranty, or obligation by any party. In the event of termination, Musicow IP will be entitled to retain any payments accrued but unpaid through the date of termination.

Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The Net Proceeds amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the broker of record equal to 1% of the gross Offering proceeds.

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Pursuant to the Royalty Sharing Agreement, Musicow IP agreed to indemnify the Company and the Manager along with their employees, officers, and affiliates, against any claims, losses, costs, damages, and liabilities arising from any breach of Musicow IP’s commitments under the Royalty Sharing Agreement. This indemnity includes covering legal fees, penalties, and any other expenses associated with these claims.

The Music Industry

In recent years, the music industry has experienced continuous growth, with 2023 showing a 10.2% increase over 2022, according to the International Federation of the Phonographic Industry, global recorded music revenues rose by 10.2% in 2023, reaching $28.6 billion. This upward trend is expected to continue, with global music market forecasts anticipating a robust 10% growth by 2030, as projected in the Goldman Sachs “Music in the Air” report published in June 2022. The primary driver behind this growth has been the rise of music streaming services, such as Spotify. Streaming platforms make it easier for listeners to access a vast array of music, creating a responsive and expanding market as more people turn to streaming for music consumption.

While streaming has made music more accessible than ever, allowing listeners to explore and enjoy a diverse range of music, the investment landscape in the music industry remains limited for general listeners. Currently, there are few accessible pathways for fans to invest in the music they love, whether in individual songs, albums, or artist royalties—highlighting a gap in the market between music consumption and investment opportunities. As the industry continues to grow, developing more accessible music investment options could meet this demand and offer new ways for listeners to connect with and support their favorite artists financially.

Over the past decade, the global music industry has experienced consistent growth, with 2023 marking the ninth consecutive year of revenue increases. A significant driver of this growth is the surge in music streaming services. By the end of 2023, there were 667 million users of paid subscription accounts globally, contributing to streaming revenues of $19.3 billion, which accounted for 67.3% of the industry’s total revenue. Spotify, one of the leading platforms, reported 615 million monthly active users, including 239 million premium subscribers, by the first quarter of 2024. Despite the increased accessibility of music through streaming platforms, opportunities for listeners to invest directly in their favorite songs and albums remain limited. While the industry continues to evolve, providing more avenues for fan engagement and participation in the music economy could further enhance the connection between artists and their audiences.

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Organizational and Capital Structure

The following diagram reflects our organizational structure:

(1)Musicow US, Inc. (“Musicow US”), a Delaware corporation which wholly owns Musicow IP US, LLC and Musicow Asset US, LLC.

(2)Musicow IP US, LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Musicow US, will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets.

(3)Musicow Asset US, LLC, a Delaware limited liability company, is the sole member and Manager of the Company, as well as the administrator of the Company, and is a single-member company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering.

(4)Musicow US Vol. 1 LLC, a Delaware registered series limited liability company, the applicable series of which will enter into a Royalty Sharing Agreement with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the applicable series of the Company. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right (the “Royalty Shares”) to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets as applicable.

(5)By means of a licensing arrangement, we intend to facilitate the trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company and Rialto has been engaged to act as the broker of record with respect to such secondary trading transactions. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series. Additionally, pursuant to the Purchase Agreements, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the “ATS Net Profits Dividends,” as further defined below, as and when the same are tendered to the Manager.

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Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;
●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this offering;
●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2030.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Competition

While there are currently few businesses that have pursued a strategy or investment objective similar to ours, other businesses may emerge in the future operating in ways that are competitive against our business model. Such competition could have a negative impact on the demand for, and price of, the Royalty Shares.

Additionally, Musicow IP will face competition for the Royalty Rights to the Music Assets. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players continue to play an increasing role. Most of our current and potential competitors such as Jukebox Hits Vol. 1 LLC (“JKBX”) and RoyaltyTraders LLC dba SongVest (“SongVest”), have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Royalty Rights for which Musicow IP competes. In addition, almost all of these competitors, in particular JKBX and SongVest, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also start-up models around shared ownership of Royalty Rights developing in the industry, which will result in additional competition for Royalty Rights. With the continued increase in popularity in certain Music Assets we expect competition for the Royalty Rights to such Music Assets to intensify in the future. Increased competition may lead to increased prices, which will reduce the potential value appreciation that investors may be able to achieve by owning Royalty Shares of any series.

Our strategic approach to differentiation and competition is underpinned by our proprietary technology and broader access to domestic and international artists who control Royalty Rights.

We seek to, but may not be able to, effectively compete with such competitors.

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Industry Expertise

We believe that Musicow IP’s access to the Income Interests of Income Interest Owners described in this Offering Circular and contemplated in the Purchase Agreements, many of which relate to the original musical works of well-known artists, creators and musicians, provides investors in each of the series of Royalty Shares with a unique investment opportunity. To provide investors with these opportunities in the first instance, we benefit from the expertise of Musicow IP, and its ability to identify and source, and secure access to, Income Interests in a manner that individual investors are unlikely to be able to achieve on their own.

Musicow IP is engaged in the acquisition of music IP rights as well as the production of music unrelated to the business of the Company.

Marcus W. Sanchez is the Chief Executive Officer of Musicow US. With over 20 years of experience, he has built a career at the intersection of music and technology. He began by managing songwriters, artists, and producers before transitioning into a leading audio technology executive.

Marcus has placed over 40 hit records with artists such as Rihanna, Chris Brown, Usher, Natasha Bedingfield, Omarion, and Kelly Rowland. He previously served as Head of Music at Monster Cable/Beats by Dre, known as the “Music Monster,” and later as Head of Marketing for Audeze Headphones, a Warner Music Group company, where he helped expand its global presence into Apple stores. He then brought his extensive industry expertise to JYP Entertainment US as Vice President of Publishing.

We believe that Marcus’ career, experience, and relationships in the music industry will likely provide the Company, Musicow IP, and its affiliates with opportunities to originate access to Income Interests from Income Interest owners that, to the Company’s knowledge, have generally been unavailable to individual investors.

Employees

We have no full-time employees and no part-time employees. The Company is managed by our Manager, and each series is managed by one or more series managers of each series. Paul Baik is the initial series manager of each series. All of our day-to-day operations are administered by our Manager. See the section entitled “Management” for additional information.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Executive Offices

Our corporate headquarters are located at 345 N Maple Dr. Suite 210, Beverly Hills, CA 90210. We believe that this facility is adequate for our current and near-term future needs.

No Public Market

Although under Regulation A the Royalty Shares are not restricted, the Royalty Shares are still highly illiquid securities. No public market has developed nor is expected to develop for the Royalty Shares and we do not intend to list the Royalty Shares on a national securities exchange or interdealer quotational system. We intend to act to facilitate the trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series. You should be prepared to hold your Royalty Shares as they are expected to be highly illiquid investments. See Risk Factors- “There is no public market for the Royalty Shares and none is expected to develop” for additional information.

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Government Regulation

General Regulations

Federal and state laws and regulations apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, private litigation, reputational harm, or constraints on our ability to continue to operate. It is also possible that current or future laws or regulations could be enacted, interpreted or applied in a manner that would prohibit, alter or impair our existing or planned lines of business, or that could require costly, time-consuming, or otherwise burdensome compliance measures. As our business expands, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny. Claims arising out of actual or alleged violations of law could be asserted against the Company by individuals or governmental authorities and could expose the Company, any of its affiliates or any Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

Music Industry Regulation

The music industry operates under a comprehensive legal and regulatory framework primarily designed to protect intellectual property, ensure fair compensation for creators, and regulate the distribution and licensing of music across multiple platforms. At the core of this framework is the U.S. Copyright Act of 1976, which provides creators with exclusive rights over their music, including reproduction, distribution, performance, and derivative works. For music created after 1978, copyrights generally extend for the life of the author plus 70 years. Key amendments, such as the Music Modernization Act (MMA) of 2018, updated copyright law to reflect modern digital needs. The MMA established blanket licenses for digital streaming, extended federal copyright protection to sound recordings made before 1972, and allocated royalties to producers and engineers under the Allocation for Music Producers (AMP) Act. These provisions allow streaming services to efficiently acquire licenses for music use while ensuring royalty compensation for all stakeholders.

Royalty rights are typically managed through Performance Rights Organizations (PROs) like ASCAP, BMI, and SESAC, which license public performances, collect royalties, and distribute them to songwriters and publishers. Organizations like SoundExchange and the Mechanical Licensing Collective (MLC) also play vital roles. SoundExchange collects digital performance royalties from non-interactive streaming services (like satellite radio), and the MLC manages mechanical royalties from streaming services under the MMA, ensuring fair payments to songwriters and publishers. The Federal Communications Commission (FCC) regulates radio broadcasts, requiring traditional and digital broadcasters to pay royalties, though traditional broadcasters are only required to compensate for compositions and not for sound recordings. Digital broadcasters and streaming platforms, however, must pay royalties for both compositions and recordings, primarily through SoundExchange for sound recordings.

Digital rights management in the U.S. is largely guided by the Digital Millennium Copyright Act (DMCA), which addresses online copyright infringement, particularly on user-generated content platforms. The DMCA offers safe harbor protections for online platforms that remove infringing content when notified. Additionally, the DMCA restricts circumventing digital rights management (DRM) technologies that protect copyrighted works from unauthorized use. Internationally, the music industry adheres to treaties like the Berne Convention, which requires member countries to respect each other’s copyrights, and the WIPO Performances and Phonograms Treaty, which extends protections to performers and producers globally, with a focus on digital rights.

In recent years, the rise of streaming services has altered royalty structures. Streaming generates multiple royalty types, such as mechanical and performance royalties for public performances and sound recording royalties. Mechanical royalties are paid for the reproduction of music (digital or physical) and are managed by the MLC, while performance royalties are collected by PROs and paid to songwriters and publishers. Sound recording royalties, collected by SoundExchange, are distributed to artists and labels for digital broadcasts. The U.S. also has a compulsory licensing system under the Copyright Act, allowing entities to cover songs by paying a statutory rate. Digital performance rights for streaming are similarly governed, with organizations like SoundExchange ensuring compliance.

The Department of Justice (DOJ) has issued antitrust consent decrees to regulate the operations of ASCAP and BMI, preventing monopolistic practices in licensing. Disputes over royalty rates under these decrees are addressed in a federal rate court, ensuring reasonable rates for users while protecting creators. The Internal Revenue Service (IRS) and other tax authorities also regulate royalties as taxable income, with specific withholding requirements for foreign royalty recipients. U.S.-based music companies distributing royalties abroad must comply with the Foreign Account Tax Compliance Act (FATCA), ensuring transparency and compliance for foreign payments.

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Consumer Protection Regulation

The Consumer Financial Protection Bureau and other federal and state regulatory agencies, including the FTC, broadly regulate financial products, enforce consumer protection laws applicable to credit, deposit and payments, and other similar products, and prohibit unfair and deceptive practices. Such agencies have broad consumer protection mandates, and they promulgate, interpret and enforce laws, rules and regulations, including with respect to unfair, deceptive and abusive acts and practices that may impact or apply to our business. For example, under federal and state financial privacy laws and regulations, we must provide notice to Investors of our policies on sharing non-public information with third parties, among other requirements. In addition, under the Electronic Fund Transfer Act, we may be required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, among other requirements.

Investment Company Act of 1940 Considerations

We intend to conduct our operations so that we do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. We believe that the Music Assets for each Series are not securities.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” We intend to monitor our holdings and conduct operations so that on an unconsolidated basis we will comply with the 40% test with respect to each Series.

If we become obligated to register the Company as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●limitations on capital structure;

●restrictions on specified investments;

●prohibitions on transactions with affiliates; and

●compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the Company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Patriot Act) is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. The Patriot Act, to which we are subject, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act required us to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers.

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DESCRIPTION OF PROPERTIES

As of the date of this Offering Circular we do not own or lease any real property. Our corporate headquarters are located at 345 N Maple Dr. Suite 210, Beverly Hills, CA 90210. Our Manager provides this space to us free of charge. We believe that this facility is adequate for our current and near-term future needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements that are included elsewhere in this Offering Circular. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Offering Circular. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

We were formed as a Delaware Series Limited Liability Company on August 2, 2024. The Company was formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams, referred to as Income Interests, related to or derived from master recordings and musical compositions referred to as Music Assets and each a Music Asset pursuant to certain Asset Purchase Agreements (including, without limitation, the schedules, exhibits and amendments thereto) described in this Offering Circular; the rights under the Purchase Agreements are referred to as the Royalty Rights. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right. the Royalty Shares to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table, to investors in a best-efforts series Offering of securities pursuant to Regulation A of the Securities Act.

Musicow IP is a Delaware limited liability company which is a wholly owned subsidiary of Musicow US, which is a Delaware corporation, will enter into one or more Purchase Agreements with Income Interest Owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares, less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, referred to as the Royalty Share Payments. Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

The Company is managed by its sole member, Musicow Asset US, LLC, a Delaware limited liability company. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering. The Company will have no employees and the Manager, in its capacity as the sole member and manager of the Company and pursuant to the Company’s operating agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers.

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The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform, the Musicow Platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and the Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement. Royalty Rights provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

Regulation A Offering

We are offering Royalty Shares of each of the series of the Company in the “Royalty Shares Offering Table” beginning on page 4 of this Offering Circular.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, “Royalty Share Payments”). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and a Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement which provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

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Results of Operations

The Company was formed on August 2, 2024 and has had no significant operations and no revenues since that date. At inception, the Company had incurred $14,581 of offering expenses, and at December 31, 2024, the Company had incurred $37,220 of offering expenses, which have been capitalized as an asset and will be netted off Offering proceeds at the conclusion of the Offering or expensed in the event the Offering does not succeed. These expenses have been funded by affiliates of the Company as described below. As of December 31, 2024, the Company had a net loss of $9,980.

Liquidity and Capital Resources

Due to its recent formation, the Company has no cash and its only assets and liabilities relate solely to deferred offering costs incurred to date and contributions from related parties to pay such costs, which include legal fees, auditor fees and fees for other service providers such as the transfer agent, broker of record, Escrow Facilitator and Escrow Agent and technology services. We do not plan to have employees and intend to fund our ongoing operations with net Offering proceeds and capital contributions from the Manager. The Manager/Administrator has funded the Company in an amount of $47,200.00 as of December 31, 2024, and approximately $83,602.46 as of the date of this filing. The Manager/Administrator is funded by Musicow US. The Company will partially reimburse the Manager/Administrator for ordinary and necessary costs it incurs in connection with our organization and the offering of Royalty Shares in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. The remaining amount of offering and organizational costs will not be reimbursed. For information regarding the anticipated use of proceeds from this offering, see “Use of Proceeds.”

Potential future sources of capital include, in addition to proceeds of Offerings, secured or unsecured financings from banks or other lenders and establishing additional lines of credit. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date hereof.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of December 31, 2024.

Income Taxes

As of December 31, 2024, we had no federal and state income tax expense or obligations.

Off-Balance Sheet and Other Arrangements

As of December 31, 2024, we did not have any material off-balance sheet arrangements.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our audited financial statements appearing elsewhere in this Offering Circular, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

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MANAGEMENT

The Company is a manager-managed, registered series limited liability company. A designated Company manager, Musicow Asset US, LLC, is responsible for overall management of the Company. Each individual series within the Company will also be managed by one or more series managers, chosen by the Company’s Manager. If a series has more than one series manager, any action or decision to be made by a series manager will be binding, and the series managers do not need to agree with each other for an action to be taken or a decision to be made. This management structure remains in place unless the series is dissolved, or the Manager or a series manager is removed or replaced as specified in the Company’s Operating Agreement.

The Manager has broad authority over the overall business operations of the Company, except where authority for a particular series is vested in that series’ manager or managers. For each series, the series manager or managers have full control over that series’ operations, such as deciding how to use assets, manage finances, and negotiate contracts. In February 2025, Paul Baik was designated as the initial manager for each series. The Class A Member of each series has the authority to remove or replace its series managers. Decisions and actions by the series manager(s) regarding each series are final and binding, and they may appoint others, like officers or agents, to help manage series affairs. Members of the series, meaning the unit holders, generally do not have any power over series management unless specified in the Company’s Operating Agreement. Additionally, holders of Royalty Shares do not have any power over series management.

An administrator designated by the series manager(s) will also have certain powers as provided in the Company’s Operating Agreement. Additionally, the Company Manager can adopt a policy for how non-series-specific items are allocated across all series based on each series’ asset value, with the flexibility to amend this policy as needed.

Actions by Series Manager(s)

Pursuant to the Company’s Operating Agreement, a series cannot take the following actions or agree to take the following actions without the prior approval of the Series Manager(s):

● Contracts or Agreements with Large Obligations: If the series plans to enter any contract or agreement that could create a liability or obligation over $10,000, the series manager’s approval is required unless the costs are directly related to managing the series assets.

● Administrator Replacement: Any decision to replace the series’ administrator must have the series manager’s approval.

● Issuing Units or Royalty Shares: The initial sale or issuance of units (ownership interests) or Royalty Shares within each series require approval from the series manager(s).

● Tax Elections: Any changes to the series’ tax election must be approved by the series manager(s).

● Modifying Official Documents: Changes to the series’ official registration document or certificate, or any amendments to the overall agreement that would apply to the series, need approval from the series manager(s).

● Sale of Assets: Any sale of most or all of the series’ assets requires the series manager(s)’ approval.

● Elective Dissolution: If the series is dissolved voluntarily (not because of a mandatory requirement), it must be approved by the series manager(s).

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Company Officers

The Company’s Manager can appoint or replace Company Officers at any time, giving them authority and specific roles as needed to act on behalf of the Company. These officers hold their positions for terms set by the Manager, who can also remove them without cause if desired. Company Officers, acting within their given powers, represent the Company, and their actions bind the Company legally.

Similarly, Series Managers can appoint or replace Series Officers for their respective series, giving them titles and powers to act on behalf of that series. Like Company Officers, Series Officers hold their roles for terms set by a Series Managers and can be removed at any time. Actions taken by Series Officers within their designated authority bind their respective series.

Generally, officers of the Company and each series are expected to act with the typical rights, powers, and responsibilities of officers in similar roles within Delaware limited liability companies. Each officer has a fiduciary duty of loyalty and care, as outlined by Delaware law. However, officers, managers, and employees of the Company and its series can also pursue outside business interests—even those that may compete with the Company—as long as they do not use confidential Company information or control a significant stake (5% or more) in competing public companies.

Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time.

The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the “Administrative Fee”).

Costs and Expenses

Costs and Expenses Paid by the Administrator

The Administrator will cover all offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

In addition to offering expenses, the Administrator will also cover several ongoing costs for each series. If the expenses go beyond the Administrative Fee amount, the series will pay the excess.

These expenses include:

●	Costs for filing reports with the SEC.
●	Fees related to financial audits and tax returns.
●	Taxes, marketing costs, and management fees for series assets.
●	Preparation of series reports and accounts.
●	Manager’s and officers’ insurance costs.
●	Government fees and compliance-related regulatory costs.
●	Legal fees for litigation or regulatory investigations tied to the series.
●	Fees for third-party registrars and transfer agents.
●	Series legal advice fees.
●	Fees for outside experts like appraisers, valuation firms, accountants, or consultants.
●	Expenses for acquiring series assets.
●	Costs related to terminating and winding up the series or the Company.

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Costs and Expenses Paid by the Series

Each Series is responsible for covering all other costs and expenses not included in the Administrator’s obligations as outlined above. If these expenses relate to the broader operations of the Company and not just a specific series, they will be allocated to the series based on the Company’s allocation policy. The Administrator may, however, choose to cover these costs upfront or provide the series with funds to pay them. In that case, the series will repay the Administrator once it has enough funds or as agreed upon with the Administrator.

These expenses include:

●	Property acquisition costs for each series, such as brokerage and sales fees, transfer taxes, and state-specific filings.
●	Taxes related to income, sales, transfers, gains, and similar levies from series operations.
●	Withholding or transfer taxes on series earnings, investments, or member withdrawals.
●	Indemnification payments related to the series.
●	Other operating expenses determined as necessary by the Company Manager.
●	Contractual expenses related to series asset acquisitions.
●	Any other costs specific to the series not covered by the Administrator’s responsibilities.

Company Officers and Series Managers

As of the date of this Offering Circular, the Company has no appointed officers and the following sets forth the series managers.

Company Officers and Series Managers

As of the date hereof the executive officers of the Company are as follows:

Name	Age	Position

Paul Baik	42	Series Manager

Background of the Company Officer and Series Manager

Paul Baik. In February 2025, Paul Baik was designated as manager for each series of the Company. Mr. Baik has served as the manager of the Manager and Administrator, Musicow Asset US, LLC, since July 2024. Mr. Baik has served as the Head of Business for Musicow US, Inc., which wholly owns Musicow IP US, LLC and Musicow Asset US, LLC, since May 2024 and oversees its business operations. Prior to joining Musicow, he worked at prominent financial advisory firms and Fortune 500 companies in various roles. Notable roles included serving as Vice President, Restructuring at Province, Inc. (2021-2024), Co-Founder and Senior Director at several startups (2018-2021), Director, Corporate Development at Samsung (2012-2018), and Associate Director, Digital Strategy & Business Development at Warner Music Group (2009-2012). Before that, he spent three years (2005-2008) as an investment banker at Deutsche Bank advising some of the world’s largest companies on an array of strategic and financial issues. Mr. Baik received his Bachelors Degree in Business Administration from the University of Michigan-Ann Arbor in 2005.

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Officers, Significant Employees, Significant Employees of the Manager and Administrator

The Company’s Manager and Administrator is Musicow Asset US, LLC. As of the date hereof the executive officers, significant employees and directors of the Manager and Administrator are as follows:

Name	Age	Position
Paul Baik	42	Manager

Background of the Officers of the Manager and Administrator

Please see the biographical information for Paul Baik detailed above.

Limited Liability and Indemnification of the Manager, the Administrator and Others

Our Operating Agreement limits the liability of the Manager, the managers of each series, any members of our Company, and any person who is an officer of our Company and the Administrator and/or its affiliates. To the maximum extent permitted by Delaware law, and specifically, 6 Del. C. § 18-1101, none of the foregoing persons shall be liable to us or the Administrator or any other of our members for any action taken or omitted to be taken by it or by other person with respect to us.

Insofar as the foregoing provisions permit indemnification of the Manager, series managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Family Relationships

There are no family relationships among the Manager and Managers of each series and the Administrator.

Involvement in Certain Legal Proceedings

No Manager, Company Officer, Series Managers, Administrator or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Code of Ethics

We have not yet adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We plan to adopt a code of ethics after the qualification of our Offering Statement and we believe that once adopted, our code of ethics will be reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethics.

MANAGEMENT COMPENSATION

Our Company was formed on August 2, 2024. The Company has not yet paid its Manager, series managers, or the Administrator (our “named executive officers”) any cash or other form of compensation from inception to December 31, 2024, or to date. Therefore, we have excluded a Summary Compensation Table for the period from August 2, 2024 (inception) to December 31, 2024 for the “named executive officers.” We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by the Company. Additionally, the Company does not intend to pay any compensation to our named executive officers in the future.

Narrative Disclosure to Summary Compensation Table

There are no compensatory plans or arrangements, including payments to be received from the Company with respect to any named executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

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Employment Agreements

There are no current employment agreements between the Company and our named executive officer or understandings regarding future compensation.

Outstanding Equity Awards at Fiscal Year-End

No named executive officer received any equity awards, or holds exercisable or unexercisable options, as of December 31, 2024.

Long-Term Incentive Plans

There are no arrangements or plans in which the Company would provide pension, retirement or similar benefits for any members of management or executive officers.

Compensation to be paid to Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the series manager(s) can replace the Administrator at any time.

The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the “Administrative Fee”).

The Administrator will cover all offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

Compensation to be paid to Manager

The Company is a manager-managed limited liability company. As the designated Manager, Musicow Asset US, LLC, is responsible for overall management. The Manager will receive an administrative fee for the Manager’s support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Sharing Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

SECURITY OWNERSHIP OF

MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of the date of this filing, Musicow Asset US, LLC, the Company’s Manager and Administrator, holds a Class A Unit of each series of the Company, and 100% of the beneficial ownership of the Company’s membership interests is held by the Manager and Administrator.

The following table sets forth the beneficial ownership of our membership interests as of the date of this Offering Circular for each person or group that holds more than 10% of our membership interests, for each officer of the Manager and for the officers of the Manager as a group. To our knowledge, each person that beneficially owns our membership interests has sole voting and disposition power with regard to such shares.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of the Company at 345 N Maple Dr. Suite 210, Beverly Hills, CA 90210. We have determined beneficial ownership in accordance with the rules and regulations of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to the Company’s membership interests that they beneficially own, subject to applicable community property laws.

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		Membership Interests Beneficially Owned Prior to the Series Offering		Membership Interests Beneficially Owned After the Series Offering
Name of Beneficial Owner(1)	Series Name	Number	Percent	Number	Percent
Musicow Asset US, LLC(2)	Applicable to each Series	1 Class A Unit	100%	-	-

Paul Baik, Series Manager of the Company’s Manager and Administrator, Musicow Asset US, LLC	Applicable to each Series	-	-	-	-

(1) Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting and/or dispositive power over such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2) As of the date of this filing, Musicow Asset US, LLC, the Company’s Manager and Administrator, holds a Class A Unit of each series of the Company. Musicow Asset US, LLC is the Company’s Manager and the administrator of each series. Musicow Asset US, LLC is a wholly owned subsidiary of Musicow US Inc., a Delaware corporation. Paul Baik is the individual who has voting and dispositive control over the membership interests held by Musicow Asset US, LLC.

INTEREST OF MANAGEMENT AND

OTHERS IN CERTAIN TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Management Compensation,” the following is a description of each transaction since August 2, 2024 (inception of the Company) and each currently proposed transaction in which:

●	We and any subsidiaries thereof have been or will be a participant;

●	the amount involved exceeds the lesser of $0 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years

●	any of our management or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Share Issuance

On February 28, 2025, we sold and issued one (1) Class A Unit of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All to our Manager in exchange for $100.00.

On June 9, 2025, we sold and issued one (1) Class A Unit of MUSICOW US VOL. 1 LLC - Series 00002 – Should’ve Seen This Coming to our Manager in exchange for $100.00.

On June 10, 2025, we sold and issued one (1) Class A Unit of MUSICOW US VOL. 1 LLC - Series 00003 – Western Feels to our Manager in exchange for $100.00.

Fees Paid to our Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time.

The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the “Administrative Fee”).

The Administrator will cover all offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

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Compensation to be paid to Manager

The Company is a manager-managed limited liability company. As the designated Manager, Musicow Asset US, LLC, is responsible for overall management. The Manager will receive an administrative fee for the Manager’s support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Sharing Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

Distribution Fee

The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares as further described below under the section entitled “Series Distribution Policy,” subject to the terms of the Royalty Sharing Agreement.

Our Management will have other business interests and obligations to other entities

Generally, officers of the Company and each series are expected to act with the typical rights, powers, and responsibilities of officers in similar roles within Delaware limited liability companies. Each officer has a fiduciary duty of loyalty and care, as outlined by Delaware law. However, officers, managers, and employees of the Company and its series can also pursue outside business interests—even those that may compete with the Company—as long as they do not use confidential Company information or control a significant stake (5% or more) in competing public companies.

The Company and/or its respective affiliates, shareholders, members, partners, managers, officers, directors and employees will devote as much time to our affairs as is reasonably required in the judgment of the Company as applicable. Such affiliates, shareholders, members, partners, managers, officers and employees will not be precluded from engaging directly or indirectly in any other business or other activity, including the same type of business as conducted by the Company.

None of the officers or managers of the Company will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not otherwise breach their agreements with the Company. We are dependent on these persons to successfully operate the Company. Their other business interests and activities could divert time and attention from operating the Company.

The holders of the Royalty Shares will have no voting rights. Accordingly, holders of the Royalty Shares will be relying on the judgment of the Company’s management as to the operations of the Company.

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Policies and Procedures for Related Party Transactions

Following this Offering, the Company will adopt a policy, where the Manager will be responsible for reviewing and approving, prior to our entry into any such transaction, all related party transactions and potential conflict of interest situations involving:

●	any of our management;

●	any beneficial owner of more than 10% of our outstanding stock; and

●	any immediate family member of any of the foregoing.

Our Manager will review any financial transaction, arrangement or relationship that:

●	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $0;

●	would cast doubt on the independence of a management member;

●	would present the appearance of a conflict of interest between us and the related party; or

●	is otherwise prohibited by law, rule or regulation.

The Manager will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the Manager will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, cancelling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us.

DESCRIPTION OF ROYALTY SHARES

General

The Company has been formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams referred to as Income Interests related to or derived from master recordings and musical compositions referred to as Music Assets pursuant to certain Purchase Agreements and the rights under the Purchase Agreements, referred to as the Royalty Rights. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right, the Royalty Shares to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table on page 4, to investors in a best-efforts series offering of securities pursuant to Regulation A of the Securities Act.

Musicow IP, which is a wholly owned subsidiary of Musicow US, will enter into one or more Purchase Agreements with Income Interest owners to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, referred to as Royalty Share Payments). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

Description of Limited Rights

The Royalty Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A holder of Royalty Shares will not have the statutory rights normally associated with the ownership of shares of a corporation or membership interests in a limited liability company. The Royalty Shares do not entitle their holders to any conversion or pre-emptive rights, any redemption rights or, except as discussed below, rights to distributions. In addition, the Royalty Shares do not entitle holders to any copyrights or administration and/or distribution rights in and to the applicable Music Assets, or any other related intellectual property or physical goods (such as albums, album artwork and other merchandise).

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Voting and Approvals

The Royalty Shares do not have any voting rights, and do not represent any ownership interest in the Company, or any series. The purchase of Royalty Shares is an investment only related to the monies flowing from that particular Royalty Right of the Company and does not create any rights to payments from any other Royalty Rights of the Company.

Electronic Issuance

All Royalty Shares will be issued in electronic form only and evidence of ownership will be maintained through the Musicow Platform.

Minimum Purchase Threshold

The minimum purchase threshold for participation in this Offering per investor per series is one Royalty Share.

Expected Rate of Return

There is no expected or projected rate of return for the Royalty Shares because of the variable nature of the underlying Income Interests.

Distributions

As of September 24, 2025, no series has made distributions on the Royalty Shares of such series since our formation. All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated bank account and distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares, subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company will declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares. The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee, which will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account.

Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

Term of the Royalty Shares

The term of each series of Royalty Shares will be consistent with the term of the corresponding Royalty Rights of the underlying Purchase Agreements and the Royalty Sharing Agreement. Terms can be as long as the life of copyright. For more information on specific Royalty Shares, see “Description of the Music Assets Underlying the Royalty Shares.”

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No Security Interest

The Royalty Shares will be unsecured obligations of the Company. In the event the Company fails or defaults, investors may not be able to recover Income Interests directly from the Income Interest Owner.

In the event of a bankruptcy or similar proceeding of the Company, the relative rights of the holder of the Royalty Shares as compared to the holders unsecured indebtedness of the Company are uncertain. If we were to become subject to a bankruptcy or similar proceeding, the holder of the Royalty Shares will have an unsecured claim against us that may or may not be limited in recovery to the Royalty Sharing Agreement.

Transfer Restrictions

The Royalty Shares may only be transferred by operation of law or on a trading platform approved by the Company, such as the ATS, or with the prior written consent of the Company.

Musicow Platform

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform, the Musicow Platform, located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play. The Musicow Platform has been licensed by the Company from North Capital Technology. An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

ATS

We intend to act to facilitate the trading of the Royalty Shares of a series on an ATS operated by Rialto as the Broker of Record.

In order to execute a transaction on the ATS, a buyer or seller of Royalty Shares of a series may be required to create a brokerage account with the Broker of Record for ATS transactions. To buy securities on the ATS, investors would also need to fund the brokerage account in an amount sufficient to pay the full purchase price. On the ATS owners of Royalty Shares of a series may submit bids and ask for quotes to purchase or sell Royalty Shares of a series; resulting transaction matches will be executed by the Broker of Record.

The Company will directly notify owners of the Royalty Shares of a series if they are available for posting on the ATS and will file a notification of such availability on Form 1-U at such time. For so long as the Company exists and the Royalty Shares of any series are available for posting on the ATS, the Company will continue to file reports under Rule 257 of Regulation A.

As set forth in the Royalty Sharing Agreement, the Company and the Manager will work with Rialto, a broker-dealer registered with the SEC and a member of FINRA as Broker of Record to facilitate the sale of the Royalty Shares to investors as well as seek to facilitate the secondary trading of the Royalty Shares of a series on an ATS, that is approved by the Company, with Rialto acting as Broker of Record for such secondary sales as well. No assurance can be given that any such ATS will provide an effective means of selling your Royalty Shares of a series or that the price at which any Royalty Shares of a series are sold through the ATS is reflective of the fair value of the Royalty Shares of that series or the Music Asset of that series.

Additionally, the Royalty Sharing Agreement provides that Rialto will permit the Manager to purchase a class of the Rialto’s securities that will entitle the Manager to revenue stream dividends equal to a range between 25 percent and 50 percent of the net profits of Rialto derived from transaction fees earned by Rialto on account of secondary sales of the Royalty Shares as to which it acts as Broker of Record referred to as the Broker of Record Net Profits, referred to as the Net Profits Dividends. The agreement with Rialto provides that Rialto will calculate the Net Profits by subtracting from the gross revenues earned by Rialto attributable to such transactions Rialto’s fees plus any verifiable costs incurred by Rialto related to transactions in the Royalty Shares.

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The Manager’s share of the Net Profits Dividends will be calculated in accordance with the following schedule:

Total Secondary Trading Volume	Share of Net Amounts
$0 – $1,000,000	50%
$1,000,001 – $3,000,000	51%
$3,000,001 – $5,000,000	52%
$5,000,001 – $10,000,000	53%
$10,000,001 – $20,000,000	54%
> $20,000,000	55%

Upon receipt by the Manager of the Net Profits Dividends, the Manager will deduct from the Net Profits Dividends the Manager’s operating expenses incurred in connection with the secondary transactions that generated the revenues from which the Net Profits were derived and will distribute to the remainder to Musicow IP, in partial payment for Musicow IP’s assignment to the Company of the Royalty Rights to which the Royalty Shares relate, Musicow IP; after deducting its expenses, will split the remaining amount with the Income Interest Owner who owned the copyright(s) that were purchased, in whole or in part, by Musicow IP, in equal proportion.

Secondary trades of Royalty Shares matched on the ATS will be intended to comply with Blue Sky laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Due to regulatory compliance restrictions, it is expected that the ATS or certain features of the ATS will not be available to residents of certain foreign countries or those who invest through a self-directed IRA. In addition, Royalty Shares of a series held by affiliates of the Company are “control” securities under U.S. federal securities laws and are subject to restrictions on transfer. If you hold more than 10% of the Royalty Shares of a series, you may be deemed an affiliate of such series and may be unable to participate on the ATS or otherwise freely transfer your shares. The Company or its transfer agent may require you to provide a legal opinion and/or other information to determine your affiliate status.

There can be no assurance that the ATS will provide an effective means of selling your Royalty Shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series, we cannot guarantee that the ATS will provide a reliable or effective means of price discovery.

Exclusive Jurisdiction

Although our Subscription Agreement generally provides for non-exclusive jurisdiction and venue in accordance with the laws of the State of Delaware, it also requires you to acknowledge that this non-exclusive jurisdiction and venue selection provision does not apply to claims arising under the Securities Act and the Exchange Act. For this reason, all claims arising under the Securities Act and the Exchange Act may be required to be brought in federal court. There is uncertainty as to whether a court would enforce this aspect of the Subscription Agreement if a party were to otherwise seek redress under the federal securities laws in a state court. We expect to assert vigorously the validity and enforceability of federal securities laws and other claims for which federal courts may have exclusive jurisdiction and venue in the federal district courts of the United States. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance as to how the provision will be interpreted by a court in those other jurisdictions.

This choice of forum provision may limit a holder of Royalty Shares’ ability to bring a Securities Act or Exchange Act claim in a state forum that it finds favorable for disputes with us or our Manager, officers, or other employees. If a court were to find this provision in our Subscription Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. By agreeing to the Subscription Agreement, you will not be deemed to have waived the Company’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, Section 27 of the Exchange Act would likely require suits to enforce any duty or liability created by the Exchange Act to be brought in federal court. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

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Waiver of Right to Trial by Jury and Mandatory Arbitration

By purchasing Royalty Shares in this Offering, investors agree to be bound by the arbitration provisions contained in our Subscription Agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising under the Subscription Agreement and efforts to enforce, interpret or construe such agreement. In addition, by signing the Subscription Agreement, you waive your rights to a jury trial in any such dispute. The arbitration provisions and the waiver of rights to a jury trial in disputes subject to arbitration apply to claims under the U.S. federal securities laws and to all claims that are related to the Company and the Royalty Shares. Arbitration awards are generally final and binding. A party’s ability to have a court reverse or modify an arbitration award is very limited. Further, any claims arising out of the Subscription Agreement must be brought in the parties’ individual capacity, and not as a plaintiff or class member in any purported class action, collective action, private attorney general action, or other representative proceeding, or class arbitration. An arbitrator may not consolidate more than one individual’s claims arising out of the Subscription Agreement. Purchasers of Royalty Shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our Subscription Agreement. In addition, such arbitration provisions limit the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provisions. If invoked, the arbitration is required to be conducted in the State of Delaware in accordance with Delaware law. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies to individual investors who wish to pursue claims against the Company. Claims by which a jury trial is waived could include claims made under the federal securities laws.

We believe that the arbitration provision in the Subscription Agreement is enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and, to the extent that one or more of the provisions in our Subscription Agreement with respect to arbitration or otherwise requiring you to waive certain rights, were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Summary of Our Operating Agreement

We are governed by an agreement titled the “Limited Liability Company Operating Agreement” of Musicow US Vol. 1 LLC. As of the date of this filing, Musicow Asset US, LLC, the Company’s Manager and Administrator, holds a Class A Unit of each series of the Company, and 100% of the beneficial ownership of the Company’s membership interests is held by the Manager and Administrator. A copy of our Operating Agreement is filed as Exhibit 2.1 to the Offering Statement of which this Offering Circular forms an integral part. The following summarizes some of the key provisions of the Operating Agreement. This summary is qualified in its entirety by our Operating Agreement itself.

Organization and Duration

We were formed on August 2, 2024, as a Delaware registered series limited liability company as set forth in Section 18-215 of the Delaware Limited Liability Company Act. We will remain in existence until dissolved in accordance with our Operating Agreement.

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Purpose and Powers

The Company and each of its series are organized to undertake activities as determined by the Company Manager. These activities must be in accordance with the terms and conditions of the Operating Agreement, the Delaware Act, and other applicable laws. The Company is specifically organized to form various series, each of which will hold and manage distinct assets identified in their series designation. This structure allows for different series within the Company to engage in various activities related to their designated assets.

The Company and each series have the power and authority to exercise all powers and privileges granted by the Delaware Act, other applicable laws, and the Operating Agreement itself. This includes powers that are necessary or convenient for conducting, promoting, or achieving the business purposes or activities of the Company or any of its series.

Manager and Series Managers

The Company is a manager-managed limited liability company; Musicow Asset, the Manager, is responsible for overall management. Each individual series within the Company will also be managed by one or more series managers, chosen by the company manager. If a series has more than one series manager, any action or decision to be made by a series manager will be binding, and the series managers do not need to agree with each other for an action to be taken or a decision to be made. This management structure remains in place unless the series is dissolved, or the Manager is removed or replaced as specified in the Company’s Operating Agreement.

The Manager has broad authority over the overall business operations of the Company, except where authority for a particular series is vested in that series’ manager(s). For each series, the series managers have full control over that series’ operations, such as deciding how to use assets, manage finances, and negotiate contracts. In February 2025, Paul Baik was designated as the initial manager for each series. The Class A Member of each series has the authority to remove or replace its series managers. Decisions and actions by the series manager(s) regarding each series are final and binding, and they may appoint others, like officers or agents, to help manage series affairs. Members of the series, meaning the unit holders, generally do not have any power over series management unless specified in the Company’s Operating Agreement.

In cases where a series has multiple managers, any one of the managers can make decisions for the series, and they are not required to reach a consensus. An administrator designated by the series manager(s) will also have certain powers as provided in the Company’s Operating Agreement. Additionally, the Company Manager can adopt a policy for how non-series-specific items are allocated across all series based on each series’ asset value, with the flexibility to amend this policy as needed.

Actions by Series Manager(s)

Pursuant to the Company’s Operating Agreement, a series cannot take the following actions or agree to take the following actions without the prior approval of the Series Manager(s):

● Contracts or Agreements with Large Obligations: If the series plans to enter any contract or agreement that could create a liability or obligation over $10,000, the series manager’s approval is required unless the costs are directly related to managing the series assets.

● Administrator Replacement: Any decision to replace the series’ administrator must have the series manager’s approval.

● Issuing Units or Royalty Shares: The initial sale or issuance of units (ownership interests) or Royalty Shares within each series require approval from the series manager(s).

● Tax Elections: Any changes to the series’ tax election must be approved by the series manager(s).

● Modifying Official Documents: Changes to the series’ official registration document or certificate, or any amendments to the overall agreement that would apply to the series, need approval from the series manager(s).

● Sale of Assets: Any sale of most or all of the series’ assets requires the series manager(s)’ approval.

● Elective Dissolution: If the series is dissolved voluntarily (not because of a mandatory requirement), it must be approved by the series manager(s).

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Company Officers

The Company Manager can appoint or replace Company Officers at any time, giving them authority and specific roles as needed to act on behalf of the Company. These officers hold their positions for terms set by the Company Manager, who can also remove them without cause if desired. Company Officers, acting within their given powers, represent the Company, and their actions bind the Company legally.

Similarly, Series Managers can appoint or replace Series Officers for their respective series, giving them titles and powers to act on behalf of that series. Like Company Officers, Series Officers hold their roles for terms set by a Series Manager and can be removed at any time. Actions taken by Series Officers within their designated authority bind their respective series.

Generally, officers of the Company and each series are expected to act with the typical rights, powers, and responsibilities of officers in similar roles within Delaware limited liability companies. Each officer has a fiduciary duty of loyalty and care, as outlined by Delaware law. However, officers, managers, and employees of the Company and its series can also pursue outside business interests—even those that may compete with the Company—as long as they do not use confidential Company information or control a significant stake (5% or more) in competing public companies.

Classes of Ownership

The Company can issue an unlimited number of membership interests for each Series, known as Units, as long as they follow this agreement and Delaware law. Each member who holds Units in a Series is considered a member of both that Series and the Company. Each Series has two types of Units:

●	Class A Units: Only one Class A Unit is issued per Series, which has specific rights and preferences and which will be held by the Manager. The Class A Member of each series has the authority to remove or replace its series managers.

●	Additional Class Units: The Company may elect to create an additional class of membership interests in any series other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable series, and to set the name, rights and preferences thereof (each, an “Additional Class Unit”, or together the “Additional Class Units”) and together with the Class A Units, as to each series, the “Units” of such series).

The Units represent an interest only in the specific Series they’re tied to, and there’s no cap on how many Units can be issued. The Class A Unit represents 100% of the initial ownership interest until any other classes of Units are established and issued. When a new Series is formed, the Initial Member (the first member of the Series) receives one Class A Unit in exchange for a $100 capital contribution. The Series Manager(s) can schedule closings to issue Additional Class Units and admit new members to the Series. Members purchasing Additional Class Units contribute toward acquiring assets for the Series.

Voting and Approvals

Each Voting Unit of a Series holds one vote for matters that need either general Company approval or specific approval from members of that Series. When Company-wide issues arise, all Voting Units across Series vote together as a single class, while for Series-specific matters, only Voting Units within the relevant Series participate, also voting as a single class.

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Additional Class Units will lack voting rights unless required by the Delaware Act. If voting rights are provided, each Additional Class Unit will gain one vote solely for the specific issue, turning the Additional Class Units into “Voting Units” for that matter alone.

In determining actions for the overall Company, each Voting Member’s votes correspond to the number of Voting Units they hold. For Company-wide decisions that require a vote, approval from a majority of Voting Units is typically needed, with some cases also requiring consent from the Company Manager. For actions within individual Series, Voting Members of that Series vote based on the Voting Units they hold within it. Approval requires a majority of these Voting Units, sometimes with further consent from the Series Manager or Managers or Company Manager, as specified in the Company’s Operating Agreement.

The Royalty Shares do not have any voting rights, and do not represent any ownership interest in the Company, or any series. The purchase of Royalty Shares is an investment only related to the monies flowing from that particular Royalty Right of the Company and does not create any rights to payments from any other Royalty Rights of the Company.

Distributions

All monies associated with Royalty Rights received by us pursuant to the Royalty Sharing Agreement will be held in a designated bank account and distributed to the Musicow Platform accounts of the holders of the corresponding Royalty Shares, subject to the terms of the Royalty Sharing Agreement. Within 45 days following each full calendar month following the original issue date of a series of Royalty Shares, the Company will declare with respect to such series (a) the amount of distributions payable per Royalty Shares of such series on the next designated payment date, and (b) a record date and payment date for such distributions. The payment date will be 45 days following each full calendar month following the original issue date of a series of Royalty Shares. Following the original issue date there could be a delay of approximately 6 months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six months or more before their Royalty Shares are eligible for any Royalty Share Payments. Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. The royalty income from the Music Assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the Music Assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s Transfer Agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares. The following fee is expected to reduce Income Interests otherwise payable to holders of Royalty Shares as Royalty Share Payments: Musicow IP’s 10% fee, which will be deducted from the royalty income from the Music Assets before it is transferred to the custodial account. Prior to the distribution of the Royalty Share Payments to the applicable holders of Royalty Shares in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting a 10% fee for Musicow IP, in the custodial account held at North Capital. The Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value (“Fair Market Value”) pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on an evaluation, the Royalty Sharing Agreement will terminate. Because the Offering price is not based upon any independent valuation, the Offering price may not be indicative of the actual value of the Royalty Shares you acquire. Further, the offering price may be significantly more than the price at which the Royalty Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

If a series manager or managers of a series determine to make a distribution in the form of cash or other property to the members of a series, all such distributions are first be paid to the holders of the Class A Units until the holders of the Class A Unit have been repaid such amounts as may have been advanced to, or paid on behalf of, the series and thereafter 100% of the distributions will be paid to the holders of the Class A Units and any Additional Class Unit holders of such series, pro rata in proportion to the number of Class A Units and Additional Class Units of such series held. Notwithstanding the foregoing, in the event that there are no Additional Class Units of a series created, or, if created, in the event that there are no Additional Class Units of a aeries issued and outstanding, in each case at the time of a distribution, then, 100% of such distribution will be made to the Class A Unit holders of such series.

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Limited Liability

The liability of each member of our Company shall be limited as provided in the Delaware Limited Liability Company Act and as set forth in the Company’s Operating Agreement. No member of our Company shall be obligated to restore by way of capital contribution or otherwise any deficits in its capital account (if such deficits occur).

The Delaware Limited Liability Company Act provides that a member of a Delaware limited liability company who receives a distribution from such company and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Liability Company Act shall be liable to the Company for the distribution for three years. Under the Delaware Limited Liability Company Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the Company, other than liabilities to members on account of their Units of a series and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the Company. The fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Limited Liability Company Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the Company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the Operating Agreement.

Exculpation and Indemnification of the Manager and Others

Subject to certain limitations, our Operating Agreement limits the liability of the Manager and each member of Managers of a series and its affiliates, the Administrator and its affiliates, any member of the Company and officer of the Company, and any person who serves on behalf of the Company or any series as an officer, partner, member, stockholder or employee of such person (referred to together as the “Protected Persons” or in the singular as the “Protected Person”).

Exculpation

No Protected Person shall be liable to us or, the Manager, the Administrator or any other member of our Company for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our Operating Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Managers of a series, any Protected Person may consult with legal counsel and accountants with respect to our affairs (including interpretations of our Operating Agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the members of the Managers, officers, employees, consultants, attorneys, accountants and professional advisors of our Company selected with reasonable care; provided, that no such Protected Person may rely upon such statements if it believed that such statements were materially false.

Indemnification

To the fullest extent permitted by law, we will indemnify, hold harmless, protect and defend each Protected Person who was or is a party or is threatened to be made a party, to any threatened, pending or contemplated claim, demand, action, suit or proceeding, whether civil, criminal, administrative, legislative or investigative (a Proceeding”) against any expenses, losses, claims, judgments, fines, demands, costs, damages or liabilities, including actual legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person’s right to indemnification under the Company’s Operating Agreement, and any amounts expended in respect of settlements of any claims approved by the Manager, and other amounts of any nature whatsoever, known or unknown, liquidated or unliquidated, actually incurred by the Protected Person in connection with any Proceeding (collectively referred to herein as the “Liabilities”), to which any Protected Person may become subject:

(i)	by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of our Company and/or a series; or

(ii)	by reason of the fact that it is or was acting in connection with the activities of our Company and/or a series in any capacity or that it is or was serving at the request of our Company as a partner, shareholder, member, managers of the Company or the Administrator, the independent representative, officer, employee, or agent of any Person.

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The termination of any Proceeding by judgment, order, settlement, conviction or pleas of nolo contendere or its equivalent shall not of itself create a presumption that the Protected Person did not act in good faith or did not act in a manner that the Protected Person reasonably believed to be in and not opposed to the best interest of the Company and or any Series and/or any other Protected Person, and with respect to any criminal proceeding, did not have reasonable cause to believe that such conduct was unlawful.

The Company and each series shall have the power to purchase and maintain insurance on behalf of any Protected Person to reimburse such Protected Person for expenses incurred by such Protected Person in any such capacity or arising out of such Protected Person’s status as such, whether or not the Company or any Series would have the power to indemnify such Person against such liability.

Any indemnification provided under our Operating Agreement is limited thereunder to the extent of our assets only. Further, insofar as the foregoing provisions permit indemnification of Manager and the members, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reimbursement of Expenses

The Administrator, on behalf of any series will reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to our Operating Agreement and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of our Operating Agreement; provided, that such Protected Person executes a written undertaking to repay us for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by our Operating Agreement.

Termination and Dissolution

We will continue as a series limited liability company until terminated under the Operating Agreement. We will commence winding up upon the first to occur of the following (the “Dissolution Event”):

(1) Upon the determination of the voting members of all the series, voting as one class, with the approval of the Manager of the Company;

(2) Our insolvency or bankruptcy;

(3) The sale of all or substantially all of our assets of each series; or

(4) The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Limited Liability Company Act

The Dissolution Event shall be effective on the day on which such event occurs and immediately thereafter we will commence its winding up during which our affairs shall be wound up in accordance with the terms of the Operating Agreement.

Amendments to Operating Agreement

Amendments or waivers to any provision of the Operating Agreement require a written instrument executed by both the Company Manager and Series Managers.

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The Company Manager has the authority to amend the Operating Agreement and its schedules and exhibits without the approval of the Series Managers of any series in the following circumstances:

●	Evidencing the joinder of a new Member to any Series.
●	In connection with the transfer of Units of any Series.
●	In connection with the issuance of Units of any Series to any existing members.
●	As required to reflect Capital Contributions, distributions of any Series, and similar actions under the Agreement.
●	To reflect the naming of new officers, members of the Board, or replacement of officers or managers of the Company or any Series.

Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset US, LLC will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time.

The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the “Administrative Fee”).

Costs and Expenses

Costs and Expenses Paid by the Administrator

The Administrator will cover all Offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

In addition to Offering expenses, the Administrator will also cover several ongoing costs for each series. If the expenses go beyond the Administrative Fee amount, the series will pay the excess.

These expenses include:

●	Costs for filing reports with the SEC.
●	Fees related to financial audits and tax returns.
●	Taxes, marketing costs, and management fees for series properties.
●	Preparation of series reports and accounts.
●	Manager’s and officers’ insurance costs.
●	Government fees and compliance-related regulatory costs.
●	Legal fees for litigation or regulatory investigations tied to the series.
●	Fees for third-party registrars and transfer agents.
●	Series legal advice fees.
●	Fees for outside experts like appraisers, valuation firms, accountants, or consultants.
●	Expenses for acquiring series assets.
●	Costs related to terminating and winding up the series or the Company.

Costs and Expenses Paid by the Series

Each Series is responsible for covering all other costs and expenses not included in the Administrator’s obligations as outlined above. If these expenses relate to the broader operations of the Company and not just a specific series, they will be allocated to the series based on the Company’s allocation policy. The Administrator may, however, choose to cover these costs upfront or provide the series with funds to pay them. In that case, the series will repay the Administrator once it has enough funds or as agreed upon with the Administrator.

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These expenses include:

●	Property acquisition costs for each series, such as brokerage and sales fees, transfer taxes, and state-specific filings.
●	Taxes related to income, sales, transfers, gains, and similar levies from series operations.
●	Withholding or transfer taxes on series earnings, investments, or member withdrawals.
●	Indemnification payments related to the series.
●	Other operating expenses determined as necessary by the Manager.
●	Contractual expenses related to series asset acquisitions.
●	Any other costs specific to the series not covered by the Administrator’s responsibilities.

Anti-Takeover Effects under Delaware Law

We are a series limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the Delaware General Corporation Law apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of Royalty Shares of a series. The Manager, upon the approval of a majority of the voting units of each series, may elect to amend the Operating Agreement, at any time to have Section 203 apply to the Company.

Exclusive Forum Provision

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Operating Agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Operating Agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a shareholder’s ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us or our managers, officers, or other employees. If a court were to find the exclusive-forum provision in our Operating Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, this exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This choice of forum provision may limit the ability of a holder of the Royalty Shares to bring a claim in a judicial forum that it finds favorable for disputes with us or our managers, officers or other employees, which may discourage such lawsuits against us and our managers, officers and employees. Alternatively, a court could find these provisions of our Operating Agreement be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Investors cannot waive compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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Jury Trial Waiver

Our Operating Agreement provides that any controversy which may arise under the Operating Agreement or related to the operations of the Company is likely to involve complicated and difficult issues and, therefore, the operating agreement unconditionally waives any right that any party thereto may have to a trial by jury in respect of any legal action arising out of or relating to the Operating Agreement or related to the operations of the Company. If we were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

THE WAIVER OF THE RIGHT TO A JURY TRIAL IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER PROVISION DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Fee-Shifting Provision

Our Operating Agreement provides that in the event that any party to the Operating Agreement institutes any action or suit to enforce the Operating Agreement or to secure relief from any default thereunder or breach thereof, the prevailing party shall be reimbursed by the losing party for all costs, including reasonable attorney’s fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein. In the event you initiate or assert a claims against us, in accordance our Operating Agreement, and you do not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Transfer Agent

The Company has also engaged KoreTransfer USA LLC to act as the Transfer Agent and Registrar for the Company. The Transfer Agent will maintain a record of ownership of Royalty Shares for each Series, including contact information of all registered holders of Royalty Shares and maintain a record of the transfer, issuance and cancellation of any and all Royalty Shares. The Transfer Agent’s address is 1 World Trade Center, Suite 8500, New York, NY 10007. The Transfer Agent’s phone number is 1-888-312-4247.

DESCRIPTION OF THE MUSIC ASSETS UNDERLYING THE ROYALTY SHARES

Sources of Royalties

In the music industry, third-party entities are often involved in exploiting songs and collecting royalties for artists, writers, and other rights holders. With respect to the underlying musical composition of a song (a “Composition”), songwriters may enter into a transaction with a publisher or administrator to exploit the Composition and collect their royalties. Typically, publishers and administrators are tasked with exploiting and/or licensing songs across a variety of platforms, partners, and uses and protecting rights over the underlying Composition, as appropriate.

The rights associated with a Composition generally accrue royalties from various income interest sources, including:

●	Mechanical royalties: These royalties are paid to songwriters, publishers, and administrators for the reproduction and distribution of a Composition and are generated from physical and digital sales and streaming of the Composition. These royalties are collected from labels, mechanical rights organizations, such as the Harry Fox Agency and the Mechanical Licensing Collective, or directly from streaming and download platforms.

●	Public performance royalties: These royalties are earned when a Composition is performed publicly or broadcasted, including on radio or TV, in live performances, and on certain streaming platforms. These royalties are collected by performance rights organizations (such as Broadcast Music, Inc. (BMI), the American Society of Composers, Authors and Publishers (ASCAP), the Society of European Stage Authors and Composers (SESAC), and Global Music Rights (GMR)) and are paid to songwriters, publishers, and administrators.

●	Synchronization fees: These negotiated fees are earned when a Composition is synchronized with visual media, such as movies, TV shows, commercials, and video games, and rights holders are paid for the use of their music in these visual productions.

●	Other: In addition to the categories described above, other royalties, fees and income may be generated in connection with the use of a Composition, including income generated by print, karaoke, or social media.

●	Remix: Some Compositions include rights associated with related remixed versions of such Composition. The rights associated with remixes generally accrue royalties from the various income interest sources described above in this list.

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With respect to a recording of a musical composition (a “Recording”), recording artists may enter into a transaction with a record label, label services company, or distributor to exploit and collect their royalties. Typically, these third parties are tasked with exploiting and/or licensing songs across a variety of platforms, partners, and uses. The rights associated with a Recording generally accrue royalties from various income interest sources, including:

●	Sales: These royalties are generally paid to record labels from the sale of records in all formats (physical, downloads, and streams).

●	Synchronization fees: These negotiated fees are earned when a Recording is synchronized with visual media, such as movies, TV shows, commercials, and video games and rights holders are paid for the use of their music in these visual productions.

●	Neighboring rights and digital performance royalties: These royalties are generated by terrestrial radio, television, and venue exploitations outside of the United States or by exploitations on digital and satellite radio in the United States, such as Pandora, Sirius, and iHeartRadio when they collect similar “digital performance royalties.” These royalties are public performance royalties paid to the owner of the Recording of the song performed and/or the performer of the Recording.

●	Other: In addition to the categories described above, other royalties, fees and income may be generated in connection with the use of a Recording, including income generated by social media.

●	Remix: Some Recordings include rights associated with related remixed versions of such Recording. The rights associated with remixes generally accrue royalties from the various income interest sources described above in this list.

●	Royalty Participants: Some Recordings include royalties that are paid to parties other than a record label, including producers, artists, engineers, and other key stakeholders. These royalties accrue from the various income interest sources described above in this list.

Description of Purchase Agreements Entered Into

MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All

On January 14, 2025 (the “Effective Date”), Musicow IP entered into an Asset Purchase Agreement (the “Purchase Agreement,” as amended by Amendment No. 1 dated February 20, 2025) with Brian Kennedy Seals, on behalf of his publishing designee (Uneek Music, LLC and currently Absolutely Classik Music) individually and on behalf of his present and future music publishing designees (the “Income Interest Owner”) pursuant to which Musicow IP agreed to purchase the underlying copyrights as set forth on Schedule A thereto (the “Music Asset”) from the Income Interest Owner. The Music Asset is limited to rights, as set forth below, to the song “Mr. Know It All” by Kelly Clarkson.

The Music Asset includes:

(1) an ownership interest in, and exclusive administration rights in and to a one hundred percent (100%) interest, of all of the Income Interest Owner’s present and future right, title and interest throughout the universe in and to the Music Asset (the “Composition”);

(2) all exclusive administration rights therein; and

(3) one hundred percent (100%) of the Writer’s share of income from the Compositions (referred to hereafter as the “Writer’s Share”), including without limitation, all right, title and interest in and to the entire share of all money or consideration, or any portion thereof, whether received by the Income Interest Owner on or after the date of entry into the Purchase Agreement (regardless of when earned), from or related to any Composition, and from any and all sources, including, without limitation, performance, mechanical, synchronization, print, digital and any and all other income sources, both domestic and non-domestic, whether now known or hereafter devised, and expressly including without limitation, the Writer’s Share of: (x) performance income from BMI/SESAC/ASCAP or any other performing rights organization, and (y) “small” public performance monies derived from the exploitation of any Composition.

Pursuant to the Purchase Agreement, the purchase price (“Purchase Price”) for the Royalty Rights is $42,000, payable within 10 business days (the “Payment Date”) after the Effective Date.

Any and all royalties, income, earnings and consideration of any nature, kind or description in respect of the Composition received on or after the date of entry into the Purchase Agreement, regardless of when earned, including, without limitation, pipeline income, as well as (but without in any way limiting the foregoing) the publisher’s share and Writer’s Share of publishing monies, shall be solely and exclusively collectible by Musicow IP. Musicow IP will be entitled to retain for its own account one hundred percent (100%) of the publisher’s share and Writer’s Share of any and all income (including, without limitation, mechanical, electronic, synchronization, print and public performance monies and monies from any and all other sources throughout the universe, whether now known or hereafter devised) derived from the Music Asset in the Composition, expressly including the Writer’s Share of “small” public performance monies derived from exploitation of the Composition, whether received from Seller’s applicable performing rights organization or otherwise.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners and (ii) notices for BMI, SESAC, ASCAP, The Harry Fox Agency and other third parties, notifying them that all Royalty Rights are now held by Musicow IP.

Pursuant to the Purchase Agreements, if either party breaches the Purchase Agreements, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owner cannot terminate the Purchase Agreements as a remedy for Musicow IP’s breach. Instead, the Income Interest Owner’s remedies are limited to seeking money damages. The Purchase Agreements provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP.

Pursuant to the Purchase Agreements, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreements. This indemnity includes legal fees, damages, and other costs.

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MUSICOW US VOL. 1 LLC – Series 00002 – Should’ve Seen This Coming

On February 11, 2025 (the “Effective Date”), Musicow IP entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Dominique Logan and Darious Logan p/k/a “Blaq Tuxedo” individually and on behalf of his present and future music publishing designees (the “Income Interest Owner”) pursuant to which Musicow IP agreed to purchase forty percent (40%) of the underlying copyrights as set forth on Schedule A thereto (the “Music Asset”) from the Income Interest Owner. The Music Asset is limited to rights, as set forth below, to the songs “Leeway,” “Better Off,” “A Lot,” “Anything Goes,” “Slide,” “Fake Happy,” “Type Shit,” “Never Over,” “Should’ve Seen It,” and “Travis Porter” by Blaq Tuxedo.

The Music Asset includes:

(1) a forty percent (40%) ownership interest in the Income Interest Owner’s master recording copyright ownership interest in and to each and every Music Asset, whether present or future rights (and whether existing, contingent, expectant or otherwise therein);

(2) Subject to the rights of a third party distributor of the Music Asset and third party royalty participants, the exclusive administration rights therein including the sole and exclusive right to collect an undivided forty percent (40%) of one hundred (100%) percent of the income from the Music Asset including those under any disclosed agreements entered into by the Income Interest Owner with regard to the Music Asset as disclosed to Musicow IP in the Purchase Agreement; and

(3) Subject to the rights of a third party distributor of the Music Asset, with respect to any applicable master recording, forty percent (40%) of one hundred percent (100%) of the Income Interest Owner’s entire income (the “Seller’s Share”), including, without limitation, all right, title and interest in and to the entire share of all monies, or any portion thereof, collectible on or after the date of payment of the Purchase Price, as defined below, under the Purchase Agreement (regardless of when earned) derived from the Music Asset from any and all sources, including, but not limited to, streaming, performance, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or hereafter devised, and expressly including any performance income from SoundExchange or any and all neighboring rights income (herein collectively with the “Royalty Stream”).

Pursuant to the Purchase Agreement, the purchase price (“Purchase Price”) for the Royalty Rights is $11,600, payable within 10 business days (the “Payment Date”) after the “Issuance Date,” which means the first business day that is the date that is ninety (90) days from the commencement of the Offering for Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming.

Pursuant to the Purchase Agreement, on the Payment Date, Musicow IP will deduct from the Purchase Price: (i) an amount equal to the royalties received by the Income Interest Owners after the Issuance Date and up to and including after the date on which Musicow IP directly receives the first royalty statement and payment from each payor (e.g., UMG, SoundExchange, Warner-Tamerlane, BMI, etc.), referred to as the Royalties Holdback; (ii) any unrecouped balances; (iii) any and all sums, royalties, income, or other earnings of any nature, kind or description (including pipeline earnings that reduce the outstanding balance, if any, as shown on an accounting statement), earned by, accounted to, credited to, paid to, or received by the Income Interest Owners from and after the Issuance Date through the Payment Date in connection with, under, or relating to the Music Assets referred to as the Post-Issuance Date Pre-Cash Date Receipts; and (iv) the aggregate amounts of any and all amounts owed to third parties by the Income Interest Owners as of the closing date of the Purchase Agreement referred to as the Closing Date that are chargeable against or recoverable from the Royalty Rights relating to the Music Assets or proceeds therefrom, including, without limitation in respect of any outstanding taxes, judgments against the Income Interest Owners, outstanding loans to the Income Interest Owners and any and all unrecouped advances as of the Closing Date referred to as the Offset Amounts.

After the Issuance Date through the date that is the first business day that is twenty-four (24) months after the Issuance Date referred to as the Listing Closing Date, Musicow IP will pay to the Income Interest Owners an amount referred to as the Closing Payment equal to: the Purchase Price for each Music Asset in connection with the Royalty Rights sold on the Musicow Platform as of the Issuance Date minus (i) the Royalties Holdback; (ii) any unrecouped balances; (iii) Post-Issuance Date Pre-Cash Date Receipts; and (iv) the Offset Amounts. Additionally, Musicow IP will be entitled to deduct and withhold from the Purchase Price all taxes that Musicow IP may be required to deduct and withhold under any provision of the Code, or any other applicable tax law rule or regulation. All such withheld amounts will be treated as delivered to the Income Interest Owners.

After the date of entry into the Purchase Agreement and before the Issuance Date, the Royalty Rights with regard to the applicable Music Asset will be collected by the Income Interest Owners, and on or after the Issuance Date, the Royalty Rights will be solely and exclusively collectible by Musicow IP.

Additionally, pursuant to the Purchase Agreement, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the ATS Net Profits Dividends, as further defined below, as and when the same are tendered to the Manager.

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Pursuant to the Purchase Agreement, the Income Interest Owners will agree not to interfere with Musicow IP’s rights to use, modify, or sell the Music Assets, including rights to reassign or fractionalize the Music Assets. The Income Interest Owners will also agree not to make claims on the Music Assets or challenge Musicow IP’s rights, allowing Musicow IP to modify, distribute, and monetize the Music Assets as it sees fit.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners; (ii) notices for BMI, SESAC, ASCAP, and other third parties, notifying them that all Royalty Rights are transferred to Musicow IP; (iii) letters of direction instructing distributors, administrators and royalty collection societies, such as SoundExchange, to redirect payments to Musicow IP; (iv) confirmations from third parties, if applicable, that the Music Assets have been separated from the Income Interest Owners’ catalog accounts; and (v) an authorization letter granting Musicow IP exclusive audit rights to the Music Assets.

Pursuant to the Purchase Agreement, if either party breaches the Purchase Agreement, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreement as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreement provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP. If the Income Interest Owners breach the Purchase Agreements, Musicow IP retains the right to seek damages, including attorneys’ fees and costs, even if the breach does not result in immediate termination.

Pursuant to the Purchase Agreement, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreement. This indemnity includes legal fees, damages, and other costs. If an issue arises, the Income Interest Owners’ liability is capped at the Purchase Price unless there is fraud, in which case no such cap applies.

MUSICOW US VOL. 1 LLC – Series 00003 – Western Feels

On March 27, 2025 (the “Effective Date”), Musicow IP entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Travis Garland (the “Income Interest Owner”) pursuant to which Musicow IP agreed to purchase a certain percentage, ranging from 49% to 80%, of the underlying copyrights as set forth on Schedule A thereto (the “Music Asset”) from the Income Interest Owner. The Music Asset is limited to rights, as set forth below, to the songs “Playing With Fire,” “Tumbleweeds,” “Santana,” “Sportscar,” “Bang Band (My Baby Shot Me Down) [Acoustic Version],” “Closer,” “Vino,” “Promise Land,” “Cowboys + Indians,” and “Wild Horses” by Travis Garland. The purchased percentage for this Music Asset are as follows:

●	“Playing With Fire” - 80%
●	“Tumbleweeds” - 80%
●	“Santana” - 49%
●	“Sportscar” - 80%
●	“Bang Band (My Baby Shot Me Down) [Acoustic Version]” - 80%
●	“Closer” - 80%
●	“Vino” - 80%
●	“Promise Land” - 80%
●	“Cowboys + Indians”- 80%
●	“Wild Horses”- 80%

The Music Asset includes:

(1) the Income Interest Owner’s copyright ownership interest in and to each of the masters for the Music Asset, whether present, or future rights (and whether existing, contingent, expectant or otherwise therein (the “Copyright”); and

(2) the exclusive right to administer and otherwise exploit (whether existing, contingent, expectant or otherwise) the respective percentage of the Music Asset and all rights to receive all income, as applicable, in and to the Income Interest Owner’s transferred interest in the Music Asset (the “Collective Interest”), subject to any agreements with any royalty payor or payee, third party distributors, administrators and/or co-administrators (the “Disclosed Agreements”), including the sole and exclusive right to collect an undivided one hundred percent (100%) of the income derived from the Collective Interest and any and all other monies payable or creditable in association therewith anywhere in the universe in connection with the transferred Collective Interest of the Music Asset, all income from all sources, including, but not limited to, streaming, performance, mechanical, synchronization and any and all other income sources, both domestic and non-domestic, whether now known or hereafter devised and including any performance income from SoundExchange or any and all neighboring rights income (herein collectively with the “Royalty Stream”).

Pursuant to the Purchase Agreement, the purchase price (“Purchase Price”) for the Royalty Rights is $98,702, payable within 10 business days (the “Payment Date”) after the “Issuance Date,” which means the first business day that is the date that is ninety (90) days from the commencement of the Offering for Musicow US Vol. 1 LLC – Series 00003 – Western Feels.

Pursuant to the Purchase Agreement, on the Payment Date, Musicow IP will deduct from the Purchase Price: (i) an amount equal to the royalties received by the Income Interest Owners after the Issuance Date and up to and including after the date on which Musicow IP directly receives the first royalty statement and payment from each payor (e.g., UMG, SoundExchange, Warner-Tamerlane, BMI, etc.), referred to as the Royalties Holdback; (ii) any unrecouped balances; (iii) any and all sums, royalties, income, or other earnings of any nature, kind or description (including pipeline earnings that reduce the outstanding balance, if any, as shown on an accounting statement), earned by, accounted to, credited to, paid to, or received by the Income Interest Owners from and after the Issuance Date through the Payment Date in connection with, under, or relating to the Music Assets referred to as the Post-Issuance Date Pre-Cash Date Receipts; and (iv) the aggregate amounts of any and all amounts owed to third parties by the Income Interest Owners as of the closing date of the Purchase Agreement referred to as the Closing Date that are chargeable against or recoverable from the Royalty Rights relating to the Music Assets or proceeds therefrom, including, without limitation in respect of any outstanding taxes, judgments against the Income Interest Owners, outstanding loans to the Income Interest Owners and any and all unrecouped advances as of the Closing Date referred to as the Offset Amounts.

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After the Issuance Date through the date that is the first business day that is twenty-four (24) months after the Issuance Date referred to as the Listing Closing Date, Musicow IP will pay to the Income Interest Owners an amount referred to as the Closing Payment equal to: the Purchase Price for each Music Asset in connection with the Royalty Rights sold on the Musicow Platform as of the Issuance Date minus (i) the Royalties Holdback; (ii) any unrecouped balances; (iii) Post-Issuance Date Pre-Cash Date Receipts; and (iv) the Offset Amounts. Additionally, Musicow IP will be entitled to deduct and withhold from the Purchase Price all taxes that Musicow IP may be required to deduct and withhold under any provision of the Code, or any other applicable tax law rule or regulation. All such withheld amounts will be treated as delivered to the Income Interest Owners.

After the date of entry into the Purchase Agreement and before the Issuance Date, the Royalty Rights with regard to the applicable Music Asset will be collected by the Income Interest Owners, and on or after the Issuance Date, the Royalty Rights will be solely and exclusively collectible by Musicow IP.

Additionally, pursuant to the Purchase Agreement, the Manager will pay to Musicow IP, which will then distribute to the Income Interest Owners an amount equal to 50% of the dividends received from Rialto by the Manager, which dividends relate to dividends on a certain class of preferred stock of Rialto that entitles the owners of such preferred stock to their pro rata portion of the Net Profits earned by Rialto in connection with secondary transactions in Royalty Shares, such amount to be referred to as the ATS Net Profits Dividends, as further defined below, as and when the same are tendered to the Manager.

Pursuant to the Purchase Agreement, the Income Interest Owners will agree not to interfere with Musicow IP’s rights to use, modify, or sell the Music Assets, including rights to reassign or fractionalize the Music Assets. The Income Interest Owners will also agree not to make claims on the Music Assets or challenge Musicow IP’s rights, allowing Musicow IP to modify, distribute, and monetize the Music Assets as it sees fit.

The conditions to closing outlined in the Purchase Agreement include the following: the Income Interest Owners must complete and deliver to Musicow IP (i) an assignment of copyrights and related rights for each Music Asset, signed by the Income Interest Owners; (ii) notices for BMI, SESAC, ASCAP, and other third parties, notifying them that all Royalty Rights are transferred to Musicow IP; (iii) letters of direction instructing distributors, administrators and royalty collection societies, such as SoundExchange, to redirect payments to Musicow IP; (iv) confirmations from third parties, if applicable, that the Music Assets have been separated from the Income Interest Owners’ catalog accounts; and (v) an authorization letter granting Musicow IP exclusive audit rights to the Music Assets.

Pursuant to the Purchase Agreement, if either party breaches the Purchase Agreement, the non-breaching party must notify the breaching party in writing. The breaching party then has 30 days to address the issue, or 10 business days if the breach involves payment. If the breach is not resolved within the applicable period, the non-breaching party may terminate the Purchase Agreement. However, the Income Interest Owners cannot terminate the Purchase Agreement as a remedy for Musicow IP’s breach. Instead, the Income Interest Owners’ remedies are limited to seeking money damages. The Purchase Agreement provide that the Income Interest Owners agree to waive the right to rescind the Purchase Agreement in response to any breaches by Musicow IP. If the Income Interest Owners breach the Purchase Agreements, Musicow IP retains the right to seek damages, including attorneys’ fees and costs, even if the breach does not result in immediate termination.

Pursuant to the Purchase Agreement, the Income Interest Owners will agree to indemnify and reimburse Musicow IP for its legal costs and expenses if any claims or issues arise due to the Income Interests Owners’ misrepresentation or breach of the Purchase Agreement. This indemnity includes legal fees, damages, and other costs. If an issue arises, the Income Interest Owners’ liability is capped at the Purchase Price unless there is fraud, in which case no such cap applies.

Description of Royalty Sharing Agreement and Amendments Entered Into

MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All

On March 3, 2025, The Company entered into a Royalty Sharing Agreement (the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s Manager, pursuant to which Musicow IP agreed to assign only the Royalty Rights to the Music Assets, consisting of the composition of Mr. Know It All (Copyright Registration Number PA0001771870/PA0001851190) to the Company, which Royalty Rights will be held by MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All.

The Royalty Rights include Income Interests from all revenue sources, such as streaming, performances, mechanical, synchronization, print and any and all other income sources, both domestic and non-domestic, whether now known or thereafter devised, and expressly include for musical compositions, without limitation, the Writer’s Share of performance income from all sources, including, without limitation, BMI, SESAC, ASCAP, or any other applicable performing rights organization. The Writer’s Share includes royalties earned by the artist as the composer or lyricist. With respect to any works that are master recordings, without limitation, any streaming, synchronization, performance income from SoundExchange or neighboring rights income are included in the Writer’s Share.

As set forth in the Royalty Sharing Agreement, the Company and the Manager will work with Rialto as broker of record to facilitate the sale of the Royalty Shares to investors as well as seek to facilitate the secondary trading of the Royalty Shares of a series on an alternative trading system operated by an SEC-registered broker-dealer (the “ATS,”) that is approved by the Company, with Rialto acting as broker of record for such secondary sales as well.

Additionally, the Royalty Sharing Agreement provides that Rialto will permit the Manager to purchase a class of the Rialto’s securities that will entitle the Manager to revenue stream dividends equal to a range between 25 percent and 50 percent of the net profits of Rialto derived from transaction fees earned by Rialto on account of secondary sales of the Royalty Shares as to which it acts as broker of record (the “Broker of Record Net Profits”) (the “Net Profits Dividends”). The agreement with Rialto provides that Rialto will calculate the Net Profits by subtracting from the gross revenues earned by Rialto attributable to such transactions Rialto’s fees plus any verifiable costs incurred by Rialto related to transactions in the Royalty Shares.

The Manager’s share of the Net Profits Dividends will be calculated in accordance with the following schedule:

Total Secondary Trading Volume	Share of Net Amounts
$0 – $1,000,000	50%
$1,000,001 – $3,000,000	51%
$3,000,001 – $5,000,000	52%
$5,000,001 – $10,000,000	53%
$10,000,001 – $20,000,000	54%
> $20,000,000	55%

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Upon receipt by the Manager of the Net Profits Dividends, the Manager will deduct from the Net Profits Dividends the Manager’s operating expenses incurred in connection with the secondary transactions that generated the revenues from which the Net Profits were derived and will distribute to the remainder to Musicow IP, in partial payment for Musicow IP’s assignment to the Company of the Royalty Rights to which the Royalty Shares relate. Musicow IP; after deducting its expenses, will split the remaining amount with the Income Interest Owner who owned the copyright(s) that were purchased, in whole or in part, by Musicow IP, in equal proportion.

Determination of Fair Market Value of the Royalty Rights

Pursuant to the Royalty Sharing Agreement, the Manager will determine a fair market value for the Royalty Rights and set an offering price per Royalty Share with an up to 30% premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to, arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value (“Fair Market Value”) pursuant to the Royalty Sharing Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on a valuation, the Royalty Sharing Agreement will terminate.

Additionally, the Royalty Sharing Agreement may be terminated as follows: (i) if there is a failure to launch the offering of Royalty Shares within one year of the effective date of the Royalty Sharing Agreement; (ii) if the Manager is unable to secure a partnership with a registered ATS within two years of the effective date to facilitate secondary sales of the Royalty Shares; or (iii) due to a breach of a significant representation, warranty, or obligation by any party. In the event of termination, Musicow IP will be entitled to retain any payments accrued but unpaid through the date of termination.

Pursuant to the Royalty Sharing Agreement, if any Royalty Shares remain unsold after 90 days from the applicable series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the Income Interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, initially or in any reoffering of Royalty Shares, the Company will pay Musicow IP the Fair Market Value plus 25% of the net proceeds received by the Company in the applicable series Offering as part of the purchase price for Musicow IP’s assignment to the applicable series of the Royalty Rights. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the broker of record equal to 1% of the gross Offering proceeds.

Pursuant to the Royalty Sharing Agreement, Musicow IP agreed to indemnify the Company and the Manager along with their employees, officers, and affiliates, against any claims, losses, costs, damages, and liabilities arising from any breach of Musicow IP’s commitments under the Royalty Sharing Agreement. This indemnity includes covering legal fees, penalties, and any other expenses associated with these claims.

Amendments to Royalty Sharing Agreement

MUSICOW US VOL. 1 LLC – Series 00002 – Should’ve Seen This Coming and MUSICOW US VOL. 1 LLC – Series 00003 – Western Feels

On June 13, 2025, the Company entered into an amendment to the Royalty Sharing Agreement (the “Amendment”) with Musicow IP, and the Company’s Manager, pursuant to which with Musicow IP, and the Company’s Manager, agreed to assign to the Company only the Royalty Rights to the following Music Assets:

Title of Work	Artist	ISWC/ISRC	Type of Work- Master/Musical Composition	Artist Ownership interest in the Copyright	Royalty Shares: Percentage to be Transferred to Musicow US Vol. I
Playing With Fire	Travis Garland	TCAIB2476056	Master	100%	80%
Tumbleweeds	Travis Garland	TCAID2409076	Master	100%	80%
Santana	Travis Garland	TCAIF2476610	Master	100%	49%
Sportscar	Travis Garland	TCAJN2580152	Master	100%	80%
Bang Bang (My Baby Shot Me Down) (Acoustic)	Travis Garland	TCAJN2580168	Master	100%	80%
Closer	Travis Garland	TCAJN2580195	Master	100%	80%
Vino	Travis Garland	TCAJN2580252	Master	100%	80%
Promise Land	Travis Garland	TCAFM2166190	Master	100%	80%
Cowboys + Indians	Travis Garland	TCAJN2580340	Master	100%	80%
Wild Horses	Travis Garland	TCAJM2586395	Master	100%	80%
Leeway	Blaq Tuxedo	TCAJF2507775	Master	100%	40%
Better Off	Blaq Tuxedo	TCAJN2592915	Master	100%	40%
A Lot	Blaq Tuxedo	TCAJM2592952	Master	100%	40%
Anything Goes	Blaq Tuxedo	TCAJM2592967	Master	100%	40%
Slide	Blaq Tuxedo	TCAJN2593011	Master	100%	40%
Fake Happy	Blaq Tuxedo	TCAJM2593028	Master	100%	40%
Type Shit	Blaq Tuxedo feat. Mike Jay	TCAJM2593156	Master	100%	40%
Never Over	Blaq Tuxedo	TCAJM2593222	Master	100%	40%
Should’ve Seen It	Blaq Tuxedo	TCAJM2593251	Master	100%	40%
Travis Porter	Blaq Tuxedo	TCAJN2593285	Master	100%	40%

No other changes were made to the Royalty Sharing Agreement pursuant to the Amendment.

Composition and Recording Rights Table

The “Composition and Recording Rights” table beginning on page 105 describes each of the Composition and Recording Income Interests that the Company has the Royalty Rights to pursuant to a Royalty Sharing Agreement. Please review the following descriptions of each of the columns presented in the Composition and Recording Rights table.

●	Corresponding Series: Each Composition or Recording described in this table corresponds to a particular series of Royalty Shares as designated in this column. Please see the “Royalty Shares Offering Table” beginning on page 4 for additional information regarding each series of Royalty Shares being offered in this Offering and the section entitled “Description of Royalty Shares” beginning on page 87.

●	Song Title: This is the title of the song to which the Composition or Recording relates as indicated by the Income Interest Owner pursuant to the Royalty Sharing Agreement.

●	Release Date: This is the year in which the Composition or Recording was first recorded and released. Release Date information has been sourced from chartmetric.com. Information contained on, or accessible through, the foregoing website is not a part of, and is not incorporated by reference into, this Offering Circular. If a Recording has not yet been released it is noted in the table as “TBR” meaning to be released.

●	Genre: This column presents the genre of music of the Composition or Recording.

●	ISRC/ISWC: ISRC is the unique identifier issued for a Recording under the convention of the International Standard Recording Code. ISWC is the unique identifier issued for a Composition under the convention of the International Standard Musical Work Code. This information is sourced from performing rights organizations or provided to the Company by the Income Interest Owner pursuant to the Royalty Sharing Agreement and is not independently verified or verifiable by the Company.

●	Songwriter: These are the individual(s) credited with writing the Composition or, in the case of a Recording, the musical composition that is recorded. This information is provided to the Company by the Income Interest Owner pursuant to the Royalty Sharing Agreement and is not independently verified or verifiable by the Company.

●	Recording Artist: This is the original recording artist or group that recorded the Recording or, in the case of a Composition, that recorded the original version of the song. This information is provided to the Company by the Income Interest Owner pursuant to the Royalty Sharing Agreement and is not independently verified or verifiable by the Company.

●	Rights Type: This column indicates whether the Income Interest is a Composition or a Recording.

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●	Income Interest Type: This column indicates the types of royalties, fees and other income that are included in the Income Interest to be acquired from the Income Interest Owner. See “—Sources of Royalties” for more information on the various sources of royalties, fees and other income.

●	Term: This is the length of the time for which the Income Interest Owner owns and/or controls the underlying Income Interest. For example, “Life of Copyright” indicates that the Income Interest Owner owns and/or controls the Income Interest for the entire duration of the relevant underlying copyright, subject to statutory reversion rights. This information is provided to the Company by the Income Interest Owner pursuant to the Royalty Sharing Agreement and is not independently verified or verifiable by the

●	Income Interest Owner: This column indicates the party from which Musicow IP has the right to the Royalty Rights pursuant a Purchase Agreement which were granted to the Company pursuant to a Royalty Sharing Agreement.

●	Region: Region refers to the geographical region from which the Composition or Recording rights accrue royalties pursuant to the terms of the Royalty Sharing Agreement.

●	Historical Royalties: These columns present the aggregate historical royalties that would have been received in the specified calendar year in connection with a Composition or Recording if the total Income Interests available for purchase by the Company had been acquired prior to such calendar year. Historical royalties are presented without the deduction of royalty fees. Historical royalty information for each Composition or Recording is provided by the Income Interest Owner to Musicow IP pursuant to the applicable Purchase Agreement which were provided to the Company pursuant to the Royalty Sharing Agreement. The Income Interest Owner represents in the applicable Purchase Agreement that the historical royalty information is true, complete and accurate, however this information is not independently verified by the Company and is not capable of being independently verified by the Company.

●	Music Asset Description: The “Music Asset Description” provided for each Composition and Recording is based on a combination of third-party sources, including Wikipedia, the Recording Industry Association of America (RIAA) website, Luminate, Chartmetric and other charting websites and is not independently verified or verifiable by the Company.

Composition and Recording Rights

Corresponding Series	Song Title	Release Date	Genre	ISRC/ ISWC	Songwriter	Recording Artist	Rights Type	Income Interest Type	Term	Income Interest Owner	Region	2021	2022	2023
MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All	“Mr. Know It All”	2011	Pop	GBCTA1100219/ T9313119583	Brian Kennedy Seals, Dante Lamire Jones, Brett James, Ester Dean	Kelly Clarkson	Composition	Mechanical, Public Performance, Synch, Other	Life of Copyright	Musicow	Worldwide	$512	$437	$447
MUSICOW US VOL. 1 LLC - Series 00002 - Should’ve Seen This Coming	Should’ve Seen This Coming 1. Leeway 2. Better Off 3. A Lot 4. Anything Goes 5. Slide 6. Fake Happy 7. Type Shit 8. Never Over 9. Should’ve Seen It 10. Travis Porter	2025	R&B/Soul	TCAJF2507775; TCAJN2592915; TCAJM2592952; TCAJM2592967; TCAJN2593011; TCAJM2593028; TCAJM2593156; TCAJM2593222; TCAJM2593251; TCAJN2593285		Blaq Tuxedo	Master	Streaming, Downloads, Performance, Synch, Other	Life of Copyright	Musicow	Worldwide	NA	NA	NA
MUSICOW US VOL. 1 LLC - Series 00003 - Western Feels	Western Feels 1. Playing With Fire 2. Tumbleweeds 3. Santana 4. Sportscar 5. Bang Band (My Baby Shot Me Down) [Acoustic Version] 6. Closer 7. Vino 8. Promise Land 9. Cowboys + Indians 10. Wild Horses	2025	R&B/Soul	TCAIB2476056; TCAID2409076; TCAIF2476610; TCAJN2580152; TCAJN2580168; TCAJN2580195; TCAJN2580252; TCAFM2166190; TCAJN2580340; TCAJM2586395		Travis Garland	Master	Streaming, Downloads, Performance, Synch, Other	Life of Copyright	Musicow	Worldwide	NA	NA	NA

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Songwriter and Recording Artist Biographical Information

The Compositions and Recordings presented in the “Composition and Recording Rights” table were written and recorded by various songwriters and recording artists. Selected biographical information for the primary songwriters and recording artists is presented below:

●	Brian Kennedy: Brian Kennedy is a Grammy Award-winning producer known for his collaborations with top artists like Rihanna, Chris Brown, and Kelly Clarkson.
●	Chris Brown: Chris Brown is a Grammy Award-winning American singer, songwriter, and dancer known for his versatile musical style blending R&B, hip-hop, and pop.
●	Darius Logan: Darius Logan is a Grammy-nominated producer and songwriter who forms one half of the music duo Blaq Tuxedo with his brother Dominique. He has written and produced songs for notable artists in the R&B and hip-hop genres.
●	Dominique Logan: Dominique Logan, the other half of Blaq Tuxedo, is a Grammy-nominated producer and songwriter, known for collaborations with Chris Brown and Doja Cat.
●	Kelly Clarkson: Kelly Clarkson is an American singer and songwriter who rose to fame by winning the first season of American Idol in 2002. She has since become a multi-platinum artist, winning multiple Grammy Awards.
●	Travis Garland: Travis Garland is an American singer and songwriter who gained recognition as the lead singer of the boy band NLT and later as a viral sensation on YouTube.

ROYALTY SHARES ELIGIBLE FOR FUTURE SALES

Shares Eligible for Future Sale

Prior to this Offering, there has been no public market for our Royalty Shares of any series, and we do not intend to seek to establish one. Prior to the Offering, there are no Royalty Shares of any series issued and outstanding. We cannot predict the effect, if any, that market sales of the Royalty Shares of a series or the availability of Royalty Shares of a series for sale will have on the market price of the Royalty Shares of a series prevailing from time to time.

Rule 144

In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of:

●	1% of the then-outstanding Royalty Shares of a series; and

●	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her Royalty Shares for at least six months is entitled to sell his or her Royalty Shares under Rule 144 without regard to the limitations described above, subject only to the availability of current public information about us during the six months after the initial six-month holding period is met. After a non-affiliate has beneficially owned his or her Royalty Shares for one year or more, he or she may freely sell his or her shares under Rule 144 without complying with any Rule 144 requirements.

We are unable to estimate the number of Royalty Shares that will be sold under Rule 144, since this will depend on the market price for our Royalty Shares, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the Royalty Shares, and there can be no assurance that a significant public market for the Royalty Shares will develop or be sustained after the offering. Any future sale of substantial amounts of the Royalty Shares in the open market may adversely affect the market price of our Royalty Shares.

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CERTAIN MATERIAL UNITED STATES TAX CONSIDERATIONS

The following discussion addresses the material U.S. federal income tax considerations of the ownership of Royalty Shares held by individuals who are U.S. citizens or residents. This discussion does not describe all of the tax consequences that may be relevant to a holder of a Royalty Share in light of the particular circumstances, including tax consequences applicable to holders of Royalty Shares who object to special rules, such as:

●	financial institutions;

●	dealers in securities or commodities;

●	traders in securities or commodities that have elected to apply a mark-to-market method of tax accounting in respect thereof;

●	persons holding Royalty Shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

●	persons whose functional currency is not the U.S. dollar;

●	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	entities classified as corporations or S-corporations for U.S. federal income tax purposes;

●	persons who are not U.S. citizens or residents;

●	real estate investment trusts;

●	regulated investment companies; and

●	tax-exempt entities, including individual retirement accounts.

This discussion applies only to Royalty Shares that are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax considerations that may be relevant to particular holders of Royalty Shares in light of their individual circumstances. This discussion does not address alternative minimum tax consequences or consequences of the Medicare contribution tax on net investment income.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Royalty Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Royalty Shares and partners in those partnerships are urged to consult their tax advisers about the particular U.S. federal income tax consequences of owning Royalty Shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. For the avoidance of doubt, this summary does not discuss any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE ROYALTY SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF A ROYALTY SHARE.

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Certain US Tax Consideration for US Holders of Royalty Shares

The Company intends to take the position that the arrangement is an investment trust described in Treasury Regulation 301.7701-4(c) for U.S. federal income tax purposes in which the investor’s Royalty Share represents an undivided beneficial interest in the Royalty Right derived from the specified Music Asset. The beneficial owner of an investment trust is taxed as a grantor under the grantor trust rules pursuant to Treasury Regulation 1.671-2(e)(3), and not as a partner in a partnership or a shareholder in a corporation. Under the grantor trust rules, a holder of a Royalty Share should be entitled to flow through tax treatment of the income attributable to the Royalty Right derived from its associated Music Asset. The remainder of this discussion assumes such classification.

For U.S. federal income tax purposes, each holder of a Royalty Share should be considered the beneficial ownership of an undivided interest in its associated Royalty Right derived from a specified Music Asset. Monies associated with Income Interests received in respect of the Royalty Right will be treated as income of the holder of a Royalty Share attributable to such Royalty Right, and such holders of a Royalty Share will be required to include in his, her, or its gross income the pro rata share of such income regardless of whether any cash is distributed. The character of the income in the hands of a holder of a Royalty Share should be the same as if the holder directly owned the Royalty Share Right. Royalty income is taxed as ordinary income. Therefore, for U.S. federal income tax purposes, a distribution to a holder of a Royalty Share of its associated Royalty Right should also be taxed as royalty income at ordinary income tax rates.

In general, when a holder of a Royalty Share sells his, her, or its Royalty Share, the seller is deemed to sell a proportionate share of the underlying Royalty Right to the buyer. A person acquiring a Royalty Share, in turn, becomes a grantor with respect to that interest. The seller must generally treat any gain or loss realized upon a taxable disposition of a Royalty Share (that is held as a capital asset) as long-term capital gain or loss if the holder of a Royalty Share has held the capital asset for more than one year, and if not, as short-term capital gain or loss. Long term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income tax treatment at preferential tax rates.

In general, a holder of a Royalty Share will realize gain or loss in an amount equal to the difference between the “amount realized” (that is, the amount of money received, plus the fair market value of other property received, plus the amount of liability from which the holder believed) in such disposition, and the holder’s “adjusted tax basis.” A holder’s “adjusted tax basis” generally will equal the holders of Royalty Shares’ acquisition cost increased by any income deemed distributed to the holder, less any amounts distributed that are deemed to be a return of capital. All or a portion of any loss that a holder realizes upon a taxable disposition of a capital asset may be disallowed if the holders of Royalty Shares purchase the same or a substantially identical stock or securities within 30 days before or after the disposition.

If a holder of a Royalty Share also receives cash, such holder will generally recognize gain or loss based upon the difference between the amount of cash received and the holders of Royalty Shares’ adjusted tax basis his, her, or its Royalty Share, the character of which will depend on the reason that the cash is received.

Distributions of cash in respect of a Royalty Right may be subject to information reporting to the IRS and possible U.S. backup withholding (currently, at a rate of 24%). Backup withholding will not apply, however, to a holder of a Royalty Share who furnishes the Company with a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

To prevent backup withholding, holders of Royalty Shares should provide the Company with a properly completed IRS Form W-9. Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Subject to the applicable limitations, each U.S. taxable owner of the Royalty Shares may be entitled to a tax credit against U.S. federal income tax liability for non-U.S. taxes paid with respect to royalty income earned from non-U.S. sources. Any such U.S. tax credit is subject to the rules and limitations under the Code applicable to such credit. Prospective taxable U.S. investors are urged to consider their own tax position in relation to acquiring, holding, and potentially disposing of a Royalty Share, consulting their tax counsel as appropriate.

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Consideration should be given to application of section 197 of the Code related to certain amortization deductions with respect to the underlying Royalty Rights.

Investors that are organizations exempt from U.S. federal income tax under Section 501(a) of the Code, (“tax-exempt U.S. investors”) are nevertheless subject to tax on their share of any unrelated business taxable income within the meaning of Section 512 of the Code (“UBTI”). While income from the Royalty Shares is not expected to be UBTI, prospective tax-exempt U.S. investors are urged to consider their own tax position in relation to acquiring, holding, and potentially disposing of a Royalty Share, consulting their tax counsel as appropriate.

Certain US Tax Consideration for Non-US Holders of Royalty Shares

Royalty income received from sources within the U.S. may be subject to withholding taxes when paid to non-U.S. investors. Each non-U.S. investor may be subject to U.S. federal withholding tax at the rate of 30% on its distributive share of any U.S. source royalty income, subject to the availability of a reduced rate of withholding tax under an applicable double tax treaty between the non-U.S. investor’s country of tax residence and the U.S. As a condition to making an investment under this Offering, each non-U.S. investor must submit a valid and executed applicable IRS Form W-8 to the Company to verify tax residency and the investor’s applicable withholding tax rate on payments of U.S. sourced royalties. A Non-U.S. investor that is an intermediary or classified as a partnership or disregarded entity for U.S. federal income tax purposes generally also will be required to provide applicable tax certificates with respect to its investors. If appropriate Form W-8 is not provided non-US investors may be subject to 30% withholding under The Foreign Account Tax Compliance Act (“FATCA”).

If a non-U.S. investor receives income that is “effectively connected with the conduct of a trade or business within the United States” as defined in Section 864 of the Code (“ECI”), from the Company, the non-U.S. investor would be subject to U.S. federal income tax on a net basis on its allocable share of ECI and be required to file a U.S. federal income tax return. Additionally, if a non-U.S. investor that earns ECI is treated as a corporation for U.S. federal income tax purposes, it may also be subject to the U.S. branch profits tax. Prospective non-U.S. investors are urged to consider their own tax position in relation to acquiring, holding, and potentially disposing of a Royalty Share, consulting their tax counsel as appropriate.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Royalty Shares arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

ADDITIONAL REQUIREMENTS AND RESTRICTIONS

State Securities – Blue Sky Laws

There is no established public market for our Royalty Shares, and we do not intend to list our Royalty Shares on any exchange or trading platform. Transfer of our Royalty Shares may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Royalty Shares may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the Blue Sky laws of any state, the holders of such Royalty Shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Royalty Shares for an indefinite period of time.

We currently do not intend to and may not be able to qualify securities for resale in states which require the Royalty Shares to be qualified before they can be resold by holders of Royalty Shares.

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Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●	A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	Within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●	A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Our financial statements from August 2, 2024 (inception) through December 31, 2024, have been audited by Artesian CPA, an independent certified public accounting firm, as indicated in their report with respect thereto, and have been so included in this Offering Circular.

LEGAL MATTERS

The validity of the securities offered by this Offering Circular will be passed upon for us Anthony, Linder & Cacomanolis, PLLC, 1700 Palm Beach Lakes Blvd. Suite 820, West Palm Beach, FL 33401.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an Offering Statement on Form 1-A with the SEC under Regulation A of the Securities Act with respect to the Royalty Shares offered by this Offering Circular. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. The Offering Statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the Offering Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We also maintain a website at https://www.musicow.io. After the completion of this Offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this Offering Circular and the inclusion of our website address in this Offering Circular is an inactive textual reference only.

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After the completion of this Tier II, Regulation A offering, we intend to become subject to the information and periodic reporting requirements of the Exchange Act. If we become subject to the reporting requirements of the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Until we become or never become subject to the reporting requirements of the Exchange Act, we will furnish the following reports, statements, and tax information to each holder of Royalty Shares:

1.	Reporting Requirements under Tier II of Regulation A. Following the qualification of our Form 1-A of this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

2.	Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, the Administrator will cause to be mailed or made available, by any reasonable means, to each holder of Royalty Shares as of a date selected by the Administrator, an annual report containing our financial statements for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Company. The Company shall be deemed to have made a report available to each holder of Royalty Shares as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by us and our affiliate and available for viewing by holders of Royalty Shares.

3.	Tax Information. As soon as practicable following the end of our fiscal year, which is currently January 1st through December 31st, we will send to each holder of Royalty Shares such tax information as shall be reasonably required for federal and state income tax reporting purposes.

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INDEX TO FINANCIAL STATEMENTS

Musicow US Vol. 1 LLC

F-1

To the Managing Member of

Musicow US Vol. 1 LLC

Wilmington, DE

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Musicow US Vol. 1 LLC (the “Company”) which comprises the balance sheet as of December 31, 2024 and the related statement of operations, changes in members’ equity, and cash flows for the period from August 2, 2024 (inception) to December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from August 2, 2024 (inception) to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced its planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated revenues or profits, and has incurred net loss of $9,980 for the period from August 2, 2024 (inception) to December 31, 2024. The Company is also reliant upon its manager to fund its current and future obligations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 16, 2025

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

MUSICOW US VOL. I LLC

BALANCE SHEET

As of December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	$-
Deferred offering costs	37,220
Total assets	$37,220

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Account payable and accrued expenses	$-
Due to related party	-
Total liabilities	-

Commitments and contingencies

Members’ equity:
Contributions	47,200
Accumulated deficit	(9,980)
Total members’ equity	37,220
Total liabilities and members’ equity	$37,220

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

MUSICOW US VOL. I LLC

STATEMENT OF OPERATIONS

For the period from August 2, 2024 (inception) to December 31, 2024

Revenues	$-

Operating expenses:
Legal fees	380
Professional fees	9,600
Total operating expenses	9,980

Loss from operations	(9,980)

Net loss before income taxes	(9,980)
Income taxes	-
Net loss	$(9,980)

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

MUSICOW US VOL. I LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from August 2, 2024 (inception) to December 31, 2024

Total Members’ Equity

Balance at August 2, 2024 (inception)	$-
Contributions from member	47,200
Net loss	(9,980)
Balance at December 31, 2024	$37,220

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

MUSICOW US VOL. I LLC

STATEMENT OF CASH FLOWS

For the period from August 2, 2024 (inception) to December 31, 2024

Cash flows from operating activities:
Net loss	$(9,980)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deemed contributions - expenses paid by manager	47,200
Net cash provided by operating activities	37,220
Cash flows from financing activities:
Offering costs	(37,220)
Net cash used in financing activities	(37,220)
Net change in cash	-
Cash at beginning of period	-
Cash at end of period	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-
Cash paid for taxes	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

MUSICOW US VOL. I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and for the period from August 2, 2024 (inception) to December 31, 2024

NOTE 1: NATURE OF OPERATIONS

Musicow US Vol. 1 LLC (the “Company”) is a Delaware series limited liability company formed on August 2, 2024 under the laws of Delaware. This entity will be used to fractionalize the royalty revenue interests in certain music copyrights or royalty rights to such copyrights purchased from an artist by a related party into a Series of the Company and sell the interests on an offering platform. The related party, Musicow IP US LLC (“Musicow IP”), will purchase the copyrights or royalty rights to such copyrights and then enter into a royalty sharing agreement (the “Royalty Sharing Agreement”) with the applicable series of the Company in order to fractionalize the royalty revenue stream and sell the fractionalized interests on an offering platform. Each royalty right will be held by a separate series of limited liability interests, or “Series”, that management intends to establish. The Company overall shall be managed by Musicow Asset US LLC (the “Company Manager”) and each Series shall be managed by Paul Baik (the “Series Manager”) of such Series, in each case until the earlier of (i) the dissolution of the Series or (ii) its removal or replacement. The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a “Manager”), will be the managers of the Company and each Series, as applicable, for all purposes.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2024, the Company has not yet commenced its planned principal operations. As of reporting date, the Company’s activities have been limited to organizational efforts and incurrence of legal and professional fees. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, or competition. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company is subject to customary risks and uncertainties associated with development of new technology and operating a business, including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2024, the Company has capitalized $37,220 in deferred offering costs.

F-7

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) identify the contract with a customer;

2) identify the performance obligations in the contract;

3) determine the transaction price;

4) allocate the transaction price to performance obligations in the contract; and

5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through December 31, 2024.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Allocation Policy

The Manager may adopt an allocation policy which shall provide that items not related to a specific Series will be allocated across all Series pro rata based upon the value of the underlying Series Properties, as determined by the Manager. The Company Manager may amend the allocation policy in its sole discretion from time to time.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company intends to elect for the Company and each of its Series to be taxed as a corporation.

The Company intends to operate such that the arrangements with royalty holders will qualify to be treated for U.S. federal income tax purposes as an investment trust, and not as a business entity. However, given the highly complex nature of the rules governing trusts and partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities the Company is undertaking and the possibility of future changes in the Company’s circumstances, it is possible that the arrangements will not qualify to be taxable as an investment trust for any particular year. If the Company’s arrangement does not qualify as an investment trust, it may default to a business entity that is characterized as a partnership. Then, the trading of royalty shares on an alternative trading system such as the ATS may, under Section 7704 of the Code, cause the partnership to be characterized as a publicly traded partnership that is treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes.

If, for any reason, the arrangement is or becomes taxable as a corporation for U.S. federal income tax purposes, the investors will not be entitled to flow through tax treatment. Instead, the business entity will be required to pay a corporate level income tax on its net income, and distributions to investors will be subject to a shareholder level income tax as a dividend to the extent of the business entity’s earnings and profits. The arrangement’s failure to qualify as an investment trust for U.S. federal income tax purposes could have a material adverse effect on the Company, our investors, and the value of the royalty shares.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, guidance on disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

F-8

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and has incurred a net loss of $9,980 from August 2, 2024 (inception) to December 31, 2024. The Company is reliant upon its Manager for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. Management plans to undertake a Regulation A offering in 2025 and continue to fund its cash flow needs with contributions from its Manager. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY

Membership Units

100% of the Company’s membership interests were granted to the Company Manager and sole initial member. Capital amounting to $47,200 has been contributed to the Company as of December 31, 2024.

The Company is authorized to issue with respect of each Series an unlimited number of membership interests.

The total of the membership interests in any Series shall consist of one Class A Unit. The Company may elect to create an additional class of membership interests in any Series other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable Series, and to set the name, rights and preferences thereof (each, an “Additional Class Unit”, or together the “Additional Class Units”) and together with the Class A Units, as to each Series, the “Units” of such Series.

The Company Manager shall be issued one Class A Unit of each Series, representing 100% of the membership interests in each Series as of such date, in return for a capital contribution to each Series of $100.

Each voting unit of each Series shall be entitled to one vote for all matters submitted for the consent or approval of members of the Company generally, (ii) each voting unit (regardless of Series) shall vote together as a single class on all matters as to which all holders of voting units are entitled to vote. Each voting member shall be entitled to cast a number of votes equal to the number of voting units that such voting member holds, with the power to vote, at the time of such vote.

The Additional Class Units of a Series, if established, shall have no voting rights.

Management

The Company is a manager-managed limited liability company, and each Series shall be similarly managed as a manager-managed Series. Subject to the terms and conditions of the operating agreement (the “Agreement”) the management of the Company overall shall be vested in the Company Manager, and the management of each Series shall be vested in the Series Manager. The Company overall shall be managed by the Company Manager and each Series shall be managed by the Series Manager of such Series as the manager of such Series, in each case until the earlier of (i) the dissolution of the Series or (ii) its removal or replacement. The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a “Manager”), will be the “managers” of the Company and each Series, as applicable, for all purposes.

The Series Manager for each Series shall be Paul Baik. The Series Manager of any Series may be removed or replaced at any time by the Class A member of such Series, with the Class A Unit of such Series having one vote on such matters of such Series. The Series Manager of a Series shall have complete and exclusive discretion in the management and control of the affairs and business of such Series, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the such Series, including doing all things and taking all actions necessary to carry out the terms and provisions of the Agreement, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such Series (including cash on hand) for any purpose consistent with the terms of the Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any Series under contractual arrangements to all or particular assets of such Series).

F-9

The Series Manager of a Series shall have full authority in its discretion to exercise, on behalf of and in the name of such Series, all rights and powers of a “manager” of a limited liability company.

Dissolution

The Company as a whole shall dissolve and commence its winding up upon the first to occur of the following (each, a “Company Dissolution Events”): (i) upon the determination of the voting members of all of the Series, voting as one class, with the approval of the Company Manager, at any time; (ii) the insolvency or bankruptcy of the Company; (iii) the sale of all or substantially all of the Series assets of each of the Series; or (iv) the entry of a decree of judicial dissolution for the Company.

A Series shall terminate and a Series commence its winding up upon the first to occur of the following (“Series Dissolution Event”): (i) upon the determination of the voting members of such Series with the approval of the Series Manager, at any time; (ii) the insolvency or bankruptcy of such Series; (iii) the sale of all or substantially all of such Series’ assets; (iv) an event set forth as an event of termination of such Series; or (v) at any time that there are no members of such Series, unless the business of such Series is continued.

Distributions

Each Series, in the sole discretion of the Series Manager, may make distributions to Members of such Series if there are available funds.

If the Series Manager(s) of a Series determines to make a distribution in the form of cash or other property to the Members of a Series, all such distributions first be paid to the Class A Member as required until the Class A Member has been repaid such amounts as may have been advanced to, or paid on behalf of, the Series for the purchase of the Series assets or the payment of operating costs for the applicable Series, if applicable, and shall thereafter be made to the Class A Member and any Additional Class Unit holders of such Series, pro rata in proportion to the number of Class A Units and Additional Class Units of such Series held. Notwithstanding the foregoing, in the event that there are no Additional Class Units of a Series created, or, if created, in the event that there are no Additional Class Units of a Series issued and outstanding, in each case at the time of a distribution, then, 100% of such distribution will be made to the Class A Unit holders of such Series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Pursuant to the Royalty Sharing Agreement, if any royalty shares (the “Royalty Shares”) remain unsold after 90 days from the applicable Series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the income interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, the Company will pay Musicow IP the fair market value (“Fair Market Value”) plus 25% of the net proceeds received by the Company in the applicable Series offering. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable Series offering. (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the broker of record equal to 1% of the gross offering proceeds.

The royalty income from the music assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the music assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s transfer agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares.

F-10

Each Series may retain certain of the Company Manager’s and/or Series Manager’s affiliates for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

While the Series Manager(s) of a Series shall have ultimate authority over such Series and the operations of such Series, each Series shall authorize a Person to act as the administrator of such Series (the “Administrator”) to manage all day-to-day operations of such Series, when and as created, subject to the terms and conditions herein. The initial Administrator of each Series shall be Musicow Asset US, LLC. The Administrator may be paid a fee in consideration of its services to a Series and in consideration of structuring and completing the acquisition of Series Assets for a particular Series, in such amount and at such times as determined by the Series Manager(s) (the “Administrative Fee”).

In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay the Series offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series offering, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, the applicable Series shall pay such excess amount to the Administrator.

The Administrator will also pay following costs and expenses of the applicable Series:

a) the costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

b) any fees, costs and expenses related to financial audits, if required;

c) any fees, costs and expenses related to preparation and filing of tax returns;

d) any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of a Series property of the applicable Series;

e) any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable Series;

f) the costs of Manager’s and officers’ insurance of the Series Manager(s), and the officers in connection with the applicable Series;

g) any governmental fees imposed on the capital of the Series or incurred in connection with compliance with applicable regulatory requirements;

h) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Series (or the Company as a result of the operations of such Series) or the Series Manager(s), the Administrator or any Officer of such Series in connection with the affairs of such Series;

i) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Series Manager(s) in connection with such Series;

j) the fees and expenses of the Series’ counsel (or the Company’s counsel as a result of the operations of such Series) in connection with advice directly relating to the Series’ legal affairs;

k) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Series Manager(s) in connection with the operations of the applicable Series;

l) any costs and expenses as agreed to be paid by the Administrator in connection with the acquisition of any Series assets; and

m) all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with the allocation policy.

If such costs exceed the Administrative Fee, then the Series will be responsible for reimbursing the Administrator such amounts.

All other costs and expenses of a Series other than those as set forth above and, if such costs and expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the allocation policy, shall be paid directly by the Series, provided, however, that the Administrator may elect to pay any such costs and expenses directly, or may advance funds to the Series in order for the Series to pay such costs and expenses, in which event the applicable Series shall repay such amounts to the Administrator when the Series has sufficient funds to do so, or at such other times as may be agreed by the Administrator and the Series.

F-11

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard effective at its inception date.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Regulation A Offering

The Company intends to initiate a Regulation A offering of its royalty shares in 2025.

Asset Purchase Agreement – Brian Kennedy Seals

On January 14, 2025, Musicow US IP, LLC (“Purchaser”) entered into an asset purchase agreement with Brian Kennedy Seals, on behalf of his publishing designee (Uneek Music, LLC and currently Absolute Classik Music and any other affiliated entities having rights designed to the composition covered) (“Writer” or “Seller”) for a catalog of royalty rights effective January 1, 2025 for a purchase price of $42,000.

Formation of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All

On February 28, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All, for the contractual rights to receive royalties, fees, and other income streams related to or derived from that musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from one of musical compositions purchased, Mr. Know It All by Kelly Clarkson, by issuing one Class A Unit.

Royalty Sharing Agreement

On March 3, 2025, the Company entered into a Royalty Sharing Agreement with Musicow IP US, LLC and Musicow Asset US, LLC. Under the agreement, Musicow IP assigned 100% of the royalty stream from the musical composition Mr Know It All (in which it holds a 5% ownership interest) to the Company, less a 10% administration fee. The Company will fractionalize and sell these royalties to investors via a Regulation A offering, with Musicow Asset US, LLC handling valuation and secondary market trading through an ATS. Musicow IP will receive fair value plus 25% of net offering proceeds (after fees) and 50–55% of secondary trading profits, capped at $0.12 per transaction. The agreement includes indemnification clauses and terminates upon copyright expiration, breach, or failure to launch the offering/ATS within specified timelines. This transaction may impact future revenue and liquidity, contingent on investor participation and royalty performance.

Leases

On March 4, 2024, Musicow US Inc. (“Tenant”) entered into a lease agreement (the “Original Lease”, which was subsequently amended on March 4, 2024 and November 7, 2024) with Maple Plaza L.P. (“Landlord”) to lease the Suite 210 located at 335-345 North Maple Drive, Beverly Hills, California (the “Building”) and certain storage unit (“Storage Premises”). On February 27, 2024, the Landlord and Tenant entered into the third amendment of the original lease. The lease term was scheduled to expire on February 28, 2025, but was extended with the term continuing from March 1, 2025 to February 28, 2026 (“Third Amendment Extended Term”).

The third amendment of the lease agreement allows the Tenant to permit occupancy by Musicow IP US LLC, Musicow Asset US LLC, and the Company (“Permitted Occupants”), without the Landlord’s consent or payment of the transfer premium, subject to the conditions of the amended lease agreement. On March 1, 2025, the Company started occupying the Building. The Tenant is required to pay monthly rent for the Building, including base rent at $23,249 and the Storage Premises rent at $205 per month, during the Third Amendment Extended Term. The tenant can extend the term for two years, following the terms of the Original Lease. The base rent for the first and second years will be $24,062 and $24,905 respectively, and the security deposit will be increased by $4,898 to $49,809.

Management’s Evaluation

Management has evaluated all subsequent events through April 16, 2025, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

F-12

Musicow US Vol. 1 LLC

Best Efforts Offering of Up to $75 Million of Royalty Shares

OFFERING CIRCULAR

September 24, 2025